11/3


06018079

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Smiths Group plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

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NOV 0 7 2006
THOMSON FINANCIAL

FILE NO. 82- 34872 FISCAL YEAR 8/2/06

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DAT : 11/3/06

82-34872

smiths
bringing technology to life



Making the world safer, healthier and more productive







Smiths Group plc
Annual report and accounts 2006

Chairman's statement

Headline earnings per share

+23%

64.8p

Dividend

+8.1%

31.35p

Statutory earnings per share

4.3p



Donald Brydon
Chairman

The past year has seen further progress in revenues, headline profits and cash generation across the Smiths Group. There is clear evidence of improvement in all these key variables. The growth in revenues can be traced back to the successful 'Full Potential' initiative led by our Chief Executive, Keith Butler-Wheelhouse, over the last few years. Smiths has always been good at cost control and it is pleasing to see revenues now growing apace.

During the period, the Group's positioning has proved beneficial with underlying growth in our chosen markets. This positioning is no accident, and the Board continues to keep the shape of the Group under constant review. We position the Group for growth and to create shareholder value, whilst maintaining the financial discipline that has served us well to date in relation to both acquisitions and on-going business.

The decision has been taken to write down the carrying value of the Group's investment in the preference shares in TI Automotive Ltd. This is a prudent measure that does not affect cash-flow.

We will maintain our drive for improved production techniques, enhanced technology developments, and innovative customer solutions, combined with a passion for efficiency that you will find right across Smiths. Taken together, these qualities help make us a world leader in the practical application of advanced technologies. Throughout this report you will see examples of Smiths products and services that help to make the world safer, healthier and more productive.

It is a little disappointing that the market is reluctant to give the Smiths management full credit for the investments we have made in our Aerospace business. This business has long development times, but the quality of the products and the strength of our customer relationships are truly a major asset. The seeds of future profitability have been well sown.

smiths
bringing technology to life

Notice of Annual General Meeting

Notice is hereby given that the ninety-second Annual General Meeting of Smiths Group plc will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 21 November 2006 at 12.00 noon, for the following purposes:

Ordinary business

1. To adopt the reports of the directors and the auditor and the audited accounts for the 53 weeks ended 5 August 2006.

2. To approve the Directors' Remuneration Report for the 53 weeks ended 5 August 2006.

3. To declare a final dividend on the ordinary shares.

4. To reappoint Mr K O Butler-Wheelhouse as a director of the Company.

5. To reappoint Dr J Ferrie, CBE as a director of the Company.

6. To reappoint Sir Kevin Tebbit, KCB, CMG as a director of the Company.

Note
As stated in the Group Directors' Report and Summary Group Directors' Report, Mr Butler-Wheelhouse and Dr Ferrie will retire, having been in office for more than 30 months since their last reappointment, and Sir Kevin Tebbit will retire, following his appointment during the year. Mr Butler-Wheelhouse, Chief Executive, and Dr Ferrie, Group Managing Director, Aerospace, are executive directors. Sir Kevin, a non-executive director, is a member of the Audit Committee and the Nomination Committee. Biographies of the directors proposed for reappointment are included in the Annual Report and Accounts 2006 and on the Company's website – www.smiths.com.

7. To reappoint PricewaterhouseCoopers LLP as auditor of the Company.

8. To authorise the directors to determine the remuneration of the auditor.

Special business

9. To consider and, if thought fit, pass the following ordinary resolution:

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £47,297,545 in aggregate (such authority to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008) and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10. To consider and, if thought fit, pass the following special resolution:

That the directors be and are hereby authorised to allot equity securities for cash:

(a) in accordance with Article 7 of the Company's Articles of Association; and

(b) within Section 94(3A) of the Companies Act 1985 as if Section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,094,632 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008) and that all previous authorities under Section 95 of the Act shall cease to have effect.

11. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,757,054;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of 5 per cent above the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 20 February 2008; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Note
The Companies Act 1985 enables listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares in accordance with the Act. Shares held in treasury in this manner will be available for resale by the Company and may also be used to satisfy share options and share awards under the Company's share schemes. Accordingly, if this resolution is passed at the Annual General Meeting, the directors will have the option of holding in treasury, rather than cancelling, any shares purchased in accordance with the resolution. The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

12. To consider and, if thought fit, pass the following special resolution:

The articles of association set out in the document produced to the meeting (and signed by the Chairman for the purpose of identification) be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, all existing articles of association.

Note
For further details, please see the explanatory information in the Group Directors' Report that accompanied this Notice and the summary, below, of the principal differences between the current and proposed new Articles.

By Order of the Board

David P Lillycrop
Director and Secretary

Registered Office:
765 Finchley Road
London NW11 8DS

23 October 2006

General notes

1. The statutory Reports and Accounts for Smiths Group plc for 2006 are called the Annual Report and Accounts 2006. The full Directors' Remuneration Report 2006 is contained in the Annual Report and Accounts 2006. The first two items of business at the Annual General Meeting relate to the approval of the statutory Reports and Accounts for 2006 and the full Directors' Remuneration Report 2006. Shareholders who have not elected to receive the statutory Reports and Accounts for 2006 may obtain copies by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths.com) or by downloading them from the Company's website (www.smiths.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of only the Summary Financial Statement or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

2. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TN, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint-holders, the vote of the senior joint-holder on the Register of Members will be accepted to the exclusion of junior joint-holders. For this purpose, the order in which the names of the joint-holders stand on the Register will determine seniority.

Shareholders wishing to appoint a proxy and register their proxy votes electronically should visit the website www.sharevote.co.uk. The on-screen instructions will give details on how to complete the appointment and voting process. Electronic proxy appointments and voting instructions must be received not later than 48 hours before the Annual General Meeting to be effective.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should follow the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only those shareholders registered in the Register of Members of the Company at 6.00 pm on 17 November 2006 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register after 6.00 pm on 17 November 2006 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

4. Copies of the directors' service contracts and letters of appointment for non-executive directors and deeds of indemnity are available for inspection at the registered office of the Company and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during normal business hours until the conclusion of the Annual General Meeting on 21 November 2006 and, on the day of the meeting, from 11.45 am at the place of the Meeting until the close of the Meeting.

5. Copies of the current and the proposed new Articles of Association, showing the proposed amendments, are available for inspection at the same locations and for the same periods as are referred to in note 4 above.

6. Subject to the final dividend being approved at the Annual General Meeting, dividend warrants will be payable on 24 November 2006 to the ordinary shareholders on the Register at the close of business on 3 November 2006.

7. Although copies of the Annual Report and Accounts or the Summary Financial Statement are distributed to shareholders and option-holders, only shareholders on the register at the relevant time or their proxies are entitled to attend or vote at the Annual General Meeting.

8. The Company is not a close company.

Summary of the principal differences between the existing Articles of Association and the proposed new Articles of Association

The following is a summary of the principal differences proposed to be contained in the new Articles of Association. Other minor changes and administrative changes have been made to bring the Articles into line with current best practice and require no further explanation. Copies of the current and the proposed new Articles of Association, showing the proposed amendments, are available for inspection at the same locations and for the same periods as are referred to in note 4 to the Notice of Annual General Meeting above.

New Article 2: Interpretation
This article will include a definition of 'treasury shares' in accordance with the provisions of the Companies Act 1985 (the Act). New Article 2(1)(m) clarifies that when shares are held in treasury, all rights relating to those shares are suspended, including the right to attend and vote at general meetings, the right to receive a dividend and the right to receive any other distribution from the Company.

New Article 7: Disapplication of pre-emption rights
This article has been amended to provide expressly that the allotment of equity securities includes the sale of any shares held in treasury.

New Article 48(2): CREST voting service
This new article permits, in relation to uncertificated shares, the appointment of a proxy by electronic means through the relevant system (as defined in the Uncertificated Securities Regulations 2001), for example the CREST system.

New Article 61: Directors' fees
This article has been amended to increase the limit on the fees payable to the directors from £500,000 to £750,000 per annum. The board of directors believes it appropriate to increase the limit in light of the extra responsibilities and burdens assumed by the non-executive directors in fulfilling their duties to the Company in the current environment.

New Article 68: Power to borrow money
The power of the directors to borrow money is currently limited by the existing articles of association to one and a half times the Company's 'Adjusted Capital and Reserves' as shown in the most recently audited consolidated balance sheet of the Company. The introduction of International Financial Reporting Standards (IFRS) may bring uncertainty and volatility to the Company's Adjusted Capital and Reserves (as defined in the existing articles) which may adversely impact on the Company's ability to borrow.

As a result the Company is proposing some technical changes to the existing article as follows:

(a) to increase the multiple from one and a half times Adjusted Capital and Reserves to two and a half times Adjusted Total Equity;

(b) to exclude from the calculation of Adjusted Total Equity but to include in the calculation of borrowings any deficit or surplus of any retirement benefit scheme which would otherwise be accounted for in accordance with IFRS;

(c) the calculation of Adjusted Total Equity will no longer add back the book value of goodwill otherwise eliminated against reserves; and

(d) to include within borrowings the capital element of any finance lease payable by a Group company.

These are technical amendments to the Company's borrowing powers as a result of accounting changes and do not reflect any current intention to increase the level of borrowings.

New Article 125: Indemnity of officers
New legislation introduced last year in relation to directors' indemnities allows the Company to lend to directors the costs of defending claims against them in advance of the claim being decided. Such amounts are required to be paid back to the Company by a director if the relevant claim is effectively decided against the director, such that the director would not have a right to be indemnified by the Company. The revised Article 125 allows but does not require the Company to grant indemnities to the directors (including the provision of advances to them) subject to such indemnities being in accordance with such new legislation as provided in the Act.

How to get there

Smiths Group Plc
Annual General Meeting
Banqueting Suite, Lord's Cricket Ground,
Grace Gate, St John's Wood Road, London NW8 8QN

Tuesday, 21 November 2006 at 12.00 noon
Light refreshments only will be served.

Entrance: Grace Gate, Lord's Cricket Ground, St John's Wood Road



Lord's
Cricket Ground
Grace Gate
Bicentenary Gate
East Gate
WELLINGTON ROAD
St John's Wood
ST JOHN'S WOOD ROAD
St John's Wood
WELLINGTON ROAD
GROVE END ROAD
Lord's
ST JOHN'S WOOD ROAD
PARK ROAD
LISSON GROVE
Marylebone
EDGWARE ROAD
Edgware Road
MARYLEBONE ROAD
A40 (M)

During the year, Lord Robertson resigned from the Board and already we miss his ready wit and wisdom. We will also be losing Sir Julian Horn-Smith at the Annual General Meeting after almost seven years during which he has made an important and valued contribution. It is with great regret that I have to report that Rob O'Leary passed away in the summer. He was a remarkable non-executive director and travelled despite great personal discomfort to participate in our deliberations through a long illness. His profound knowledge of the medical business and his simple humanity will be hard to replace.

It was a great pleasure to welcome Sir Kevin Tebbit to the Board. His wide experience will be a considerable benefit.

The past two years have seen us progressing carefully through a period of renewal of the senior executives in the Group. It is a measure of the success of this succession planning that the changes have occurred with minimal disruption to the business. This year we welcomed Srini Seshadri as the new Group Managing Director of Smiths Medical and, more recently, we have promoted Paul Cox to lead Smiths Specialty Engineering. Einar Lindh left Smiths after overseeing the transition in the medical business and, after 28 years, he carries all our good wishes into retirement.

John Langston has succeeded Alan Thomson as Finance Director. John's finance and operations background prepares him well for the task ahead, and he leaves the Specialty Engineering business in very good shape. Alan Thomson has retired from his full-time role, but I am delighted to report that he continues to assist the Group on special projects. His contribution to Smiths has been immense and is fully recognised by the very high regard in which he is held by his colleagues.

I am delighted that the Financial Reporting Council has caught up with Smiths Board practice and legitimised a Chairman's membership of the Remuneration Committee. This is a sensible reversal of the Council's previously unsatisfactory position.

Returning to performance in the past year, the consolidated results show an increase in sales of 17% and in headline earnings per share of 23%. As a result of this good performance, the Board is recommending an increase in the dividend for the full year of 8.1% to 31.35p. This means the final dividend will be 21.5p.

There can be no doubt that Smiths operates in critical sectors where our products make a valuable difference. The world faces many serious challenges, not least the threats being made to security, and we are proud that Smiths provides much of the technology that helps make people safer. Other equally compelling examples of the differences we make exist across our markets. Smiths success in making this positive contribution falls to our employees and I would like to thank them for their dedication, commitment and loyalty during the past year.

The foundations of our Group are strong and our strategic focus is clear. It is with confidence that I look forward to reporting further progress next year.

Donald Brydon
Chairman

Chief Executive's statement

Sales

£3,523m

Headline pre-tax profit

+22%

£492m

Statutory pre-tax profit

£132m



Keith Butler-Wheelhouse
Chief Executive

For the second year running, Smiths has achieved double digit growth rates, with sales increasing 17% and headline operating profit up 25%. In each of the last two years operating profit rose faster than sales. The headline operating margin on sales improved by a full percentage point to 14.8%.

It is important that this growth was achieved right across Smiths. In 2006 each division grew sales by 10% or more, and, taking the last two years together, each grew sales by 20% or more. Our growth is equally divided between acquisitive and organic growth, and it is gratifying that organic growth is accelerating from 8% in 2005 to 9% in 2006.

Recognising continued deterioration in the automotive component market, particularly in the US, an impairment review of the preference share investment in TI Automotive has been undertaken. As a result, Smiths has decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in the accounts. There is no cash impact from this decision.

I am pleased that this year we have converted some 81% of headline operating profit into cash despite making significant investment in the business.

One vital aspect of my job is visiting Smiths facilities around the world. What unifies all our 250 plus locations, whether new or long established, is the quality of the people who work there. I would like to thank each and every Smiths person for their dedication and achievements over the past year.

Driving for Full Potential
Last year I outlined Smiths six fundamental strengths. Our strengths help us shape the Company, defining our markets, creating opportunities and growing from our core businesses. They are the basis of our 'Full Potential' programme, introduced three years ago to grow sales and enhance profitability.

'Full Potential' is not an abstract concept at Smiths. People in every part of our business are taking action to achieve the best possible long-term performance for shareholders, with targets based on first-class execution of our plans against realistic expectations for their markets. Here, in the context of our six strengths, I will provide a snapshot of some past and present examples of actions we have taken to deliver continuing high levels of growth.

1. Operating in sectors of high growth: Smiths applies technology in the key growth markets in which we compete. Our investment in creating a ports and borders business for

Smiths Full Potential programme	Actions based on Smiths six strengths	Metrics
A set of actions undertaken by Smiths people to achieve the best possible long-term performance. **Targets based on a realistic expectation of market performance and first class execution.**	The actions necessary to develop the business towards its Full Potential are planned, and our people then vigorously pursue those actions. **1. Operate in sectors of high growth** Creating positions in sectors with above average long-term growth; Seeking faster growth than the overall markets in which we compete. **2. Reach deep into global markets** Scale and infrastructure to operate globally; manufacturing, customer support, sales and technology development increasingly located to achieve growth objectives. **3. Develop technology to help customers succeed** Investing in R&D to access the technologies needed to secure greater market shares. **4. Deliver constant improvement** Continuous productivity improvement sustains our competitive positions. **5. Improve the business mix** Evaluate what a business is worth to Smiths – essentially the value of the future profit and consequent cash-flows expected from successful Full Potential actions – and seek to sell businesses where others can create more future value than Smiths. Acquire businesses that are worth more under Smiths ownership. Concentrating investment in product areas and markets expected to generate superior returns also improves business mix. **6. Do business the right way** The 'Smiths Code of Corporate Responsibility and Business Ethics' sets out a clear framework for all employees.	**1. Top and bottom-line growth** **2. Cash generation** Generation of above average free-cash-flow contributes to additional growth by enhancing reinvestment opportunities. Aim to generate at least 75% of profit in cash. **3. Return on capital** Pursue investment opportunities to generate after-tax returns of at least 12%. Exact threshold depends on degree of risk in the project. Aim to generate risk-adjusted returns comfortably exceeding cost of capital. Acquisitions should generate after-tax returns of 12% by the 3rd full year of ownership. **4. Shareholder value** A combination of above-average free cash-flow plus business growth enables double-digit total shareholder returns to be targeted.

Smiths Detection is already fuelling growth, as is our drive to expand our position as a Tier 1 supplier in aerospace, particularly in the civil market. Looking forward, we are seeking to broaden our product offering in other high-growth markets such as petrochemicals and telecommunications.

2. Reaching deep into global markets: As global leaders we apply technology across the world to serve our customers better and to build brand loyalty. The success of many of our businesses is rooted in their matching the geographic footprint of their customers. Smiths Medical continues to develop its global distribution network, both by acquiring distributors and by establishing new offices to develop the relationships we need around the world. Looking forward, new global infrastructure creates new opportunities to build profitable positions in high-growth sectors worldwide. In Bangalore, India, a new centre of excellence opened by John Crane offers better access and support for the significant Indian and Asian markets. Similarly, our new Smiths Detection facility in St Petersburg, Russia will serve the fast-growing Russian security market. And to co-ordinate and support our increasing China activities, we have opened a corporate office in Shanghai.

3. Developing technology to help our customers succeed: Our customers are continually seeking competitive advantage. All our divisions have a long tradition of using technical leadership to develop and apply the products and services that our customers need to achieve this. Smiths Medical has helped customers meet increasing safety requirements; Smiths Aerospace is developing a core computing system to improve aircraft efficiency and flexibility; and Smiths Detection applies increasing levels of sophistication to help counter threats to security. R&D is often an important measure of how successful we have been in winning contracts, giving us an opportunity to improve long-term market share and returns.

4. Delivering constant improvement: World-class performance requires constant improvement. A good example is our relentless drive to improve manufacturing efficiency, which requires constant attention to detail. We have changed the scale and location of manufacturing to deliver the best value while maintaining or enhancing quality. Over the last year with sales growing by 17% and headcount increasing by only 4%, productivity improved sharply – sales per employee increasing by 6%. Expansion of existing manufacturing capacity in both China and Mexico is evidence of a continuing programme to locate our manufacturing where we can deliver the best possible quality and economics.

5. Improving our business mix: We routinely look at our business mix to ensure we build and maintain definitive positions in high-growth sectors worldwide. We do this through acquisitions and organic growth, and also the disposal of businesses no longer appropriate for Smiths ownership. Over the past five years we have acquired businesses valued at £1,157m and disposed of businesses valued at £935m.

Smiths Medical is now 50% bigger than in 2004, with much of this growth coming from the Medex acquisition. The past year has seen a number of relatively small but important bolt-on acquisitions. Additionally, we are investing internally to develop existing capability in growth markets, for example in the Smiths Aerospace components business. With production capacity in both China and Poland growing substantially, we also invested US$44m in a new turbine engine components facility in North Carolina, US, to create further opportunities for this fast-growing business.

6. Doing business the right way: Our customers rely on Smiths people to be rigorous and ethical in everything we do. Our 'Code of Corporate Responsibility and Business Ethics' sets out a clear framework to help our people make the right decisions whatever the circumstances. To explain more clearly what this means, this year, for the first time, we are producing a Corporate responsibility report, available on our website, www.smiths.com. Environment, health and safety performance is included in this report. After a year of very significant progress in 2005, EHS has advanced more modestly this year. Going forward, we are re-energising our efforts to ensure continuous improvement across the board.

2006: a year of growth and transition

Applying the six elements of the Smiths Full Potential programme helped ensure 2006 was a year of growth. There have also been some important transitions: we have made changes to the executive team and are seeing a revolution in Smiths Medical.

The diagram (below) shows important changes to the key management of Smiths. Alan Thomson retired as Group Finance Director in September, and I would like to thank

Smiths executive committee


Keith Butler-Wheelhouse
David Lillycrop
Director and General Counsel
John Langston
Finance Director
Group Managing Directors
David Flowerday
Strategy
Chris Fox
Communications
Robin Taunt
Corporate Development
Arnold Wagner
Human Resources
John Ferrie
Aerospace
Stephen Phipson
Detection
Srini Seshadri
Medical
Paul Cox
Specialty Engineering

him for the enjoyable, as well as enduring, partnership we had over the past ten years. Alan has agreed to continue to assist Smiths on special projects.

John Langston took over from Alan as Group Finance Director, while Paul Cox succeeded John as Group Managing Director, Smiths Specialty Engineering. John's operational knowledge (he also previously ran Smiths Detection) and financial acumen will be very beneficial to the team. Paul joined Smiths in January 2005 as President, Smiths Interconnect from Andrew Corporation in Chicago, Illinois, where he had led both its Satellite Communications and Antenna Products divisions.

On 1 March 2006 we welcomed Srini Seshadri as Group Managing Director of Smiths Medical. Srini joined us from GE Healthcare Technologies where he was Chief Marketing Officer. Smiths Medical has undergone a major change in scale over the past two years. This, together with the change in leadership, is catalysing a transformation within this business in three ways: bringing together manufacturing; simplifying business processes; and focusing our product brands.

Moving manufacturing to fewer, larger units has been under way for some time, but the pace of change has picked up in the past year. This has led to some hard decisions, including ceasing manufacturing at some major locations. Such decisions are never easy, but I know that these are very necessary for the future prospects of the business.

Across the business we are bringing together our internal processes, simplifying and standardising how we do things. We are already seeing benefits from this and expect to see more in the next financial year.

Smiths Medical has created a small family of strong product brands that command excellent customer recognition and loyalty. In sum we have created a business that leverages the benefits of being Smiths Medical while maintaining the trusted relationships that our customers have with our product brands.

The Smiths Story

Smiths is a world leader in the practical application of advanced technologies. Throughout Smiths, we deliver products and services that make the world safer, healthier and more productive. This is obvious when considering Smiths Detection's equipment that delivers increased security in a variety of arenas; Smiths Aerospace's strong record in helping advance aviation safety; and Smiths Medical's specialist devices which help medical practitioners make people healthier and save lives. Smiths also makes a contribution in improving productivity, not least in delivering energy efficiently, thanks to John Crane, or providing reliable telecommunications, through Smiths Interconnect. Our products are integral to the productivity of many aspects of everyday life.

Our future growth is underpinned by a number of key factors. Smiths Aerospace is moving from a period of high investment to one where the rewards of that investment will be reaped. Smiths Detection offers a portfolio of technologies that address a world of increasing insecurity. In Smiths Medical, as I have discussed above, we have a business that is in shape to benefit from the relentless rise in global healthcare spend. And in Smiths Specialty Engineering we are well positioned to exploit strong markets.

Thanks to our people, our technology and our access to customers in some of the most exciting markets, Smiths brings technology to life. We are already working hard to communicate this positive message, and that effort is being redoubled through a new focus on our branding, which will flow through all our communications channels. Smiths has a great story and we are determined to ensure people hear about us.

Keith Butler-Wheelhouse
Chief Executive

Making the world safer

With passenger security at the top of the political agenda, governments are seeking new ways to counter terrorist threats. We have the most comprehensive range of detection technologies in the world. Our systems screen passengers and cargo at over 3,500 airports. Once passengers are on the plane, our advanced avionics help them fly safely.



Protecting passengers
Our equipment helps detect explosives, narcotics, weapons, chemical agents and biohazards. This year our detectors were purchased by the New York Police Department to help protect passengers on the subway. They were also involved in security trials on the London Underground and deployed at Heathrow and Manchester Airports.



Making air travel safer
Our avionics help aircraft take off, touch down and fly safely. We are a market leader in landing gear, flight control and engine actuation systems. Boeing selected us to supply the Thrust Reverser Actuation System, which provides emergency braking in an aborted take-off, on the Boeing 747-8 after success on the 777.

Making the world healthier

Smiths helps doctors and nurses deliver medication, provide vital care and stay safe themselves. Our devices help relieve pain, treat cancer and deliver insulin. Our products manage airways during surgery, aid patients with breathing difficulties, maintain body temperature, monitor vital signs and assist reproduction through IVF. Our safety devices help to prevent needlestick injuries and reduce cross infections.





Caring for patients
Smiths Medical has extended its range of advanced airway management devices to assist anaesthetists in difficult airway procedures. Our new ambulatory infusion pump gives greater mobility to people with chronic illness by delivering drugs on the go, while the most recent innovation in our infusion technology helps prevent accidental overdoses.



Advancing medical devices
Smiths Interconnect puts its advanced connector technology to work to improve life-saving medical devices. Our high-speed connectors help MRI systems give a better view of internal organs. They also help defibrillators revive heart attack victims, electronic catheters map the electrical impulses of the heart and patient monitors keep an eye on blood pressure or oxygen levels.

Making the world more productive

Smiths technology helps oil and gas pipelines deliver more energy and improves the reliability of global telecommunications. Our aerospace systems are dedicated to enabling our customers to develop more efficient aircraft, and our medical devices not only assist doctors and nurses with their life-saving work, but also help hospitals run smoothly.





Delivering energy
John Crane was honoured for its productivity this year with a prestigious 2006 Queen's Award for Enterprise both for its own productivity in achieving significant sales growth and for helping its customers operate more efficiently. The oil and gas industry depends on John Crane's high-performance seals.



Improving aircraft
Our ground-breaking 'central nervous system' on the new Boeing 787 Dreamliner will consolidate into two cabinets the hundreds of metres of wires and dozens of stand-alone computers that encumber other aircraft. This will make it thousands of pounds lighter helping to reach a 20% reduction in fuel consumption.

Summary performance

Headline* results

	2006		2005	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	**1,300**	**152.4**	1,146	132.4
Detection	**412**	**76.5**	367	69.0
Medical	**737**	**137.5**	563	87.7
Specialty Engineering:				
– John Crane	**518**	**69.4**	463	62.5
– Specialty – Other	**556**	**84.0**	466	64.1
Total sales	**3,523**		3,005	
Headline* operating profit		**519.8**		415.7
Interest		**(54.2)**		(23.2)
Pensions financing		**27.6**		11.3
Post-tax loss of associate		**(1.1)**		
Headline* pre-tax profit		**492.1**		403.8
Headline* earnings per share (basic)		**64.8p**		52.8p

*Before exceptional items (including impairment of assets), amortisation of acquired intangible assets, profit or loss on disposal of businesses and financing gains or losses from currency hedging.

Statutory results

	2006		2005	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	**1,300**	**145.8**	1,146	119.9
Detection	**412**	**81.2**	367	69.0
Medical	**737**	**108.5**	563	57.8
Specialty Engineering:				
– John Crane	**518**	**74.3**	463	64.9
– Specialty – Other	**556**	**75.8**	466	70.4
Impairment of financial assets		**(325.0)**		
Total sales	**3,523**		3,005	
Operating profit		**160.6**		382.0
Interest		**(54.2)**		(23.2)
Pensions financing		**27.6**		11.3
Share of post-tax loss of associate		**(1.1)**		
Financing losses		**(0.5)**		(4.2)
Pre-tax profit		**132.4**		365.9
Earnings per share (basic)		**4.3p**		48.3p


Market analysis by division
Sales
Specialty Engineering 30%
Aerospace 37%
Medical 21%
Detection 12%
Headline profit
Specialty Engineering 30%
Aerospace 29%
Detection 15%
Medical 26%


Market analysis by origin
Sales
RoW 11%
US 54%
UK 21%
Europe 14%
Headline profit
RoW 13%
US 62%
UK 9%
Europe 16%

Operating and financial review

Operating review

Group activities
Smiths is a global applied technology business serving aerospace, medical devices, detection and specialty engineering markets.

Strategy
Smiths is committed to creating long-term value for shareholders by building and sustaining strong businesses in growth sectors.

The Company's objective is to create value from organic growth and from reinvestment of self-generated cash-flow. Adjustments are made to the business mix through both acquisitions and disposals to enhance value for shareholders.

Changes in Group composition
During the period Smiths acquired four businesses for a total of £52m. These became part of the Specialty Engineering and Detection divisions. Smiths sold three businesses during the year for a total of £22m. Further details of these changes are given in the relevant divisional paragraphs below and in notes 28 and 29 to the accounts.

Included in these disposals is the sale of Smiths interests in Heimann Biometric Systems GmbH to Cross Match Technologies Inc. in exchange for 43% of the issued share capital in that company.

Performance
The key Smiths performance indicators are sales, profits and cash generation which are closely monitored throughout the year and measured against pre-set targets.

In this review, you will see references to 'headline profit' as well as to the various statutory measures of profit. This is because the Company believes that headline profit provides valuable additional information on underlying trends, and it is used by management to measure and monitor performance. Normal restructuring costs are charged against headline profit, while the following items are excluded:

- exceptional items (including impairments);
- amortisation of intangible assets acquired in a business combination;
- profit or loss on disposal of businesses; and
- other financing gains and losses.

The table below shows overall performance on a headline basis.

	2006 £m	2005 £m	Increase
Sales	**3,523**	3,005	17%
Headline:			
– operating profit	**520**	416	25%
– pre-tax profit	**492**	404	22%
– earnings per share	**64.8p**	52.8p	23%

Compared with sterling, the average exchange rate of the US dollar strengthened by 3% year-on-year, whereas the average euro exchange rate was unchanged. The effect of currency translation is identified for the Company, and for each division, in the relevant paragraphs below.

Sales
Sales were £3,523m, an increase of 17% over the £3,005m achieved in 2005.

The translation of sales of overseas business units at this year's average exchange rates increased sales by 2%.

Excluding the effect of both acquisitions and currency translation, sales grew by 9%. All four divisions contributed to the growth. Medical showed the strongest growth, assisted by the full-year contribution from Medex. Further detail of each division's growth is shown in the divisional paragraphs.

Profit
Headline operating profit increased from £416m to £520m, an increase of 25%.

Excluding the effect of both acquisitions and currency translation, headline operating profit grew by 11%, with all four divisions contributing to the growth.

The operating profit on a statutory basis, after taking account of exceptional items (including impairment), amortisation of intangible assets acquired in a business combination, profit or loss on disposal of businesses and financing losses, amounted to £161m. This compares with £382m in 2005.

The translation of the headline operating profit of overseas business units at this year's average exchange rates increased profits by 3%.

Headline pre-tax profit was £492m, a 22% increase over the £404m achieved in 2005.

Profit before tax on a statutory basis was £132m compared with £366m in 2005.

Cash generation
Smiths places considerable emphasis on cash generation, with the objective of providing resources for the growth of the business both organically and by acquisition. In 2006 the Company achieved significant organic growth in addition to acquisitive growth.

Smiths measures operating cash-flow as a ratio to headline operating profit, with a target of at least 75% depending on the level of investment in capitalised development costs. For this purpose, operating cash-flow is measured before the cash impact of exceptional items and special pension payments and after expenditure on property, equipment, software and development costs.

The operating cash-flow on this basis was £420m, representing 81% of headline operating profit; greater than the £259m reported in 2005, representing 62%. The increase reflects the timing of payments on major defence programmes, as well as organic business growth and improvements in managing working capital. On a statutory basis, net cash inflow from operations was £389m (2005: £319m).

Cash expenditure on exceptional items was £17m, compared with £10m in 2005.

During the current year the Company made a special £61m contribution to facilitate UK pension scheme mergers involving under-funded schemes.

Free cash-flow (after interest and tax but before acquisitions and dividends) was £170m, compared with £147m in 2005. The higher free cash-flow reflects the improved operating cash-flow referred to above, offset by higher tax and interest payments than in 2005. It is also stated after the special pension contribution of £61m.

Dividends paid in the year amounted to £167m, compared with £154m in 2005.

Acquisitions and disposals resulted in a net expenditure of £46m, compared with £410m in 2005.

Earnings per share
Headline earnings per share increased from 52.8p to 64.8p, an increase of 23%.

Earnings per share on a statutory basis were 4.3p, compared with 48.3p in 2005.

Interest and other financing costs
Interest payable on debt, less interest on cash deposits, was £54m, compared with £23m in 2005. The £31m increase is principally due to the cost of financing acquisitions, mainly last year's acquisition of Medex, which resulted in higher net debt during the year. Rising US interest rates also contributed to the increase. The net interest costs were 9.6 times covered by headline operating profits.

The Group accounts for pensions using IAS 19, under which the overall retirement benefit cost is analysed into two elements, one of which is treated as a financing item. This financing item was income of £28m in 2006, compared with £11m in 2005, reflecting the strengthening of the funding position of the pension schemes. Under IAS 19 the administration costs of funded pension schemes are to be treated as a component of pensions financing.

Exceptional and other items excluded from headline profits
Exceptional operating items were £340m, compared with £28m in 2005. These comprised:

- £325m in respect of the write down of TI Automotive preference shares. Recognising continued deterioration in the automotive component market, particularly in the US, an impairment review of the preference share investment in TI Automotive has been undertaken, as required by IAS 39. The preference shares have not yet borne any dividends, and it is considered unlikely that dividends will be paid in the foreseeable future. Similarly, there is no current prospect of the preference shares being redeemed. The Board has also considered whether cash-flows could accrue from the investment in TI Automotive were the enterprise to be sold; such a sale is not currently considered sufficiently probable to take into account any cash-flows which could accrue in such an event. As a result, the Board has decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in the accounts. There is no cash impact from this decision;
- £19m for integration costs associated with the Medex acquisition, including provisions for the closure of manufacturing facilities (2005: £10m). Further costs of about £20m are expected for the completion of the Medex integration;
- profit on disposal of businesses of £16m (2005: £9m); and
- settlement of a product liability class action of £12m.

Bringing technology to life in 2005/06



May 2006
Explosives detectors on trial on the London Underground
Smiths took part in high-profile security trials on the Tube this year. We supplied Canary Wharf and Greenford stations with a document scanner to test Tube tickets and Oyster cards for explosives, an x-ray machine to scan passenger bags and a hand-held explosives detector.

The amortisation of intangible assets acquired in business combinations amounted to £17m (2005: £6m). The amortisation relates principally to technology and customer relationships.

Financing costs amounted to £3m (2005: £4m). These represent the results of derivatives and other financing instruments which are not hedge accounted under IFRS. Of this sum, £2.8m (2005: nil) was charged to operating profit.

Net debt
Net debt at year end was £923m, compared with £931m at July 2005.

Research and development
Investment in research and development (R&D) drives future performance and is a measure of the Company's commitment to the future organic growth of the business.

Smiths invested a total of £352m in R&D, equivalent to 10% of sales. Of that total, £159m was funded by customers. The comparative figures for 2005 were £295m and £152m. Under IFRS, certain of these development costs are capitalised. The gross capitalisation is shown as an intangible asset. Where customers contribute to the costs of development, the contribution is included as deferred income and disclosed within trade and other payables.

R&D is discussed further in the divisional paragraphs below.

Divisional developments and performance
Smiths Aerospace

Group Managing Director: Dr John Ferrie CBE

Description: Smiths Aerospace has two business units: Smiths Aerospace Systems and Smiths Aerospace Components. The first designs, manufactures and provides in-service support for digital, electrical and mechanical systems for military and commercial aircraft; the second supplies high-value components to the principal aircraft engine manufacturers. Across the division, military sales account for 54% and commercial for 46%.

Employees: 10,900

Principal operating regions: Manufacturing is concentrated in the US and UK.

Contribution to 2006 Group sales:


37%

Key customers: Customers include major airframe platform and engine manufacturers worldwide, and, for service and support, defence departments and airlines.

Business developments
During the year Smiths Aerospace formed a partnership with Aviall Services to distribute the complete range of Smiths commercial spare parts. This agreement is expected to cover sales totalling US$2bn over the next 10 years, taking advantage of Aviall's specialist global network and advanced logistics, and will improve the efficiency of working capital.

Smiths Aerospace Components entered into three long-term supply agreements with GE Aviation. These include contracts to supply the full combustor assembly for the GEnx family of engines; a 29.3% share of a J85 upgrade kit to be supplied to the US Air Force; and a contract to machine critical rotating parts such as disks and shafts across the full range of GE engines. In order to support the latter, a new facility was opened in North Carolina, US.

Smiths Aerospace continues to streamline business processes and use lower-cost locations or outsourcing as alternatives for lower-value-added work. During the year, progress continued on the development of shared service centres and various manufacturing site consolidations. Smiths Aerospace's facility in Suzhou, China increased its capacity during the year.

Markets
Smiths Aerospace serves both military and commercial aerospace markets. Military is the larger market for Smiths, accounting for 54% of the division's sales.



August 2006
Smiths selected to provide components on Boeing 787 Dreamliner engine
Rolls-Royce awarded Smiths Aerospace a contract worth a potential $20m per year through 2012 for engine parts on the Trent 1000 engine for the Boeing 787 Dreamliner.

Military
In 2006, the overall global market for advanced military aircraft continued to be stable. The chart below shows the trend in the build of fixed-wing military aircraft, expressed in units.


500
400
300
200
100
0
2002
2003
2004
2005
2006 est
2007 est

New major programmes such as F/A-18 E/F and Eurofighter are reaching full-rate production and are key contributors to stabilising the market.

Commercial
Demand in the commercial market followed a different trend from military. The number of commercial jets built by Airbus and Boeing is shown by the chart below.


1,000
800
600
400
200
0
2002
2003
2004
2005
2006 est
2007 est

Between 2001 and 2003, commercial jet production build rates fell by a third. 2004 saw a small increase and in 2005 the rate increased by 10%. An increase of 23% is forecast for 2006, with strong growth continuing in 2007.

As in the military market, the success of the actual aircraft and engines that have high Smiths content is a key factor. For Smiths, the most important commercial aircraft in current production are the Boeing 737, the Boeing 777 and the Airbus A320 family. The build rate for narrow-bodied jets (B737 and A320) is forecast to increase by 21% in 2006 with demand for the 737 expected to be particularly strong. In addition, production of the 777 in 2006 is expected to increase by 50%.

Aftermarket
The aftermarket for further sales and service, once aircraft are in operation, is important in both the commercial and military markets. The largest driver of aftermarket demand is aircraft utilisation.

In 2006, commercial air traffic is estimated to grow by 6%, while usage of military aircraft remains stable.

Performance

	2006 £m	2005 £m	Increase
Sales	**1,300**	1,146	13%
Headline operating profit	**152**	132	15%

Sales
Sales rose by 13%. The translation of the results of US businesses at a higher dollar exchange rate increased reported sales by 2%.

Underlying business growth varied by sector. Sales to the commercial market increased by more than 25% benefiting from increased production of Boeing 737, 777 and Airbus A320 aircraft. Particular successes were Smiths selection by Boeing to provide the Thrust Reverser Actuation System (TRAS) for the 747-8 and also an agreement to support its GoldCare service solution for Boeing 787 Dreamliner operators.

In addition, the components business secured a long-term contract from Rolls-Royce for engine components on the Trent 1000 engine for the Boeing 787 Dreamliner.

Sales of defence equipment increased by 5%. Activity on military development remained high, particularly on C130 AMP, F-35 JSF and 767 Tanker. The first flights of the C130 AMP and JSF are planned in the latter half of 2006. The 767 Tanker programme experienced some schedule changes and additional investment in meeting initial commitments for Italy and Japan. Meanwhile, the process for replacing the US KC135 tankers has now begun. Defence aftermarket sales were level with the prior year.

Key defence contracts won included the selection of Smiths to supply the new SDS-5000 large area cockpit display system for the new Future Lynx Helicopter by AgustaWestland, and to provide the next generation Health and Usage Monitoring System (HUMS) for both the Future Lynx and for the South Korean Helicopter Programme.

Headline operating profit
Headline operating profit rose by 15%. The profit increase reflects higher volume, including the initial supply of goods to Aviall, together with improved cost control. Profit improvement was, however, held back by higher R&D costs. On a statutory basis, operating profit was £146m (2005: £120m).

Research and development (R&D)
Investment in R&D, whether charged against profit or capitalised, increased to £273m (2005: £223m), including £148m (2005: £141m) funded by customers. R&D is discussed more fully in the forward-looking section below.

Queen's Award for Enterprise
Smiths won the UK Queen's Award for Enterprise 2006 in Innovation for its Remote Interface Unit (RIU) product family which has the ability to digitise signals such as voltage, current, frequency and temperature, and effectively communicate these to a large number of aircraft systems over the 'central nervous system' of a modern airliner.

Forward-looking issues
Smiths Aerospace has, for the last several years, invested increasingly in R&D and in low-cost facilities to secure positions on future programmes and drive revenue growth in future years.

Military
On the military side, Smiths has high content on the platforms which have prospects of significant sales over the years ahead. Unlike the commercial business, Smiths military sales are less concentrated in a few key programmes. Particular original equipment programmes of importance to Smiths are the F-18, F-35, Eurofighter Typhoon, Apache Longbow and Future Lynx helicopters. Update programmes include the C130 AMP.

Commercial
In the commercial business, prospects are supported by firm business: the Airbus A380; the Boeing 787; and key engine programmes, notably GEnx, Trent 1000, the CFM56 for narrow bodies, and the CF34 for regional jets. Further, the value of Smiths products on the A380 and B787 is much higher than on older generation aircraft.

The last several years of high self funded investment have been dominated by three programmes: A380, 767 Tanker, and B787. The first two are now effectively complete so R&D expenditure will reduce accordingly..

The division is expecting to see further strong growth in the commercial aircraft sector during the current year. In the longer term, recent successful selection for new commercial and military programmes should ensure a positive outlook for Smiths Aerospace.

Smiths Detection

Group Managing Director: Stephen Phipson

Description: Smiths Detection is a prime contractor and designs and manufactures equipment to detect and identify explosives, weapons, contraband and dangerous substances.

It has an unrivalled range of technologies, including trace detection, x-ray, millimetre wave, infra-red and biological agent analysis.

Employees: 2,000

Principal operating regions: Manufacturing is concentrated in North America, Germany, France and the UK.

Contribution to 2006 Group sales: 12%



Key customers: Some 85% of sales are made direct to governments around the world including homeland security authorities, customs and immigration authorities, emergency responders and the military.

Business developments
Smiths Detection acquired Livewave, Inc. in October 2005 for £10m. Livewave has developed software systems which connect sensors and video cameras through a network to remote viewing stations. Livewave's technology enables Smiths Detection to provide a complete package of sensors ranging from x-ray to chemical detectors and CCTV in a single system, linked to a central command and control capability.

In June, Smiths Detection opened its first manufacturing facility in Russia. The new plant in St Petersburg will assemble x-ray equipment and is a base for both sales and technical support staff to serve the growing Russian security market.

Smiths Heimann Biometrics GmbH (SHB) was merged with Cross Match Technologies, Inc. in August 2005 in exchange for 43% of the issued share capital of that company. Smiths investment in Cross Match is accounted for on an equity basis.

Markets
Smiths Detection's products serve the transportation, critical infrastructure, ports and borders, military and emergency responder markets. The Company also adapts technology developed for these markets for carefully selected industrial applications.

Within transportation and critical infrastructure, growth is being driven by central and local governments and other agencies which are putting in place security systems, for example in airports and transport networks. Individual contracts can be large, causing the overall market to be volatile year-on-year.



July 2006
Smiths detectors deployed in New York
The New York Police Department purchased and deployed Smiths hand-held explosives detectors on the New York subway. Our detectors enable the NYPD to screen passengers for explosives quickly and non-intrusively.

The ports and borders market is experiencing growth caused both by security considerations and by authorities aiming to reduce contraband through clamping down on those avoiding payment of duty. The US Container Screening Initiative (CSI) in particular is driving growth in this sector.

The military market for UK and US technology is restricted by export controls, and these two governments form a large part of the market. The size of the market is influenced by significant contracts that are large in relation to the total market, although typically such contracts run for several years.

The emergency responder market is smaller than the other markets and is characterised by more localised purchasing decisions and steadier growth.

The markets served by Smiths Detection are particularly influenced by specific events and the perception of the threat of terrorist activity or other security issues. This perception itself has been and is likely to remain variable. Smiths Detection is working with a number of governments to deploy systems to counter the explosive threat identified in the UK in August 2006.

Performance

	2006 £m	2005 £m	Increase
Sales	**412**	367	12%
Headline operating profit	**77**	69	11%

Sales
Sales rose 12%. The translation of the results of US businesses at a higher dollar exchange rate and the effect of exchange on other non-UK businesses increased reported sales by 2%. Excluding both acquisitions and disposals and the effect of exchange translation, sales rose by 13%.

In the military sector, a number of existing military programmes have been winding down in the period, while several important new programmes including the Chem Bio Protective Shelter programme, are beginning. Smiths is well placed to benefit from new military programmes such as the US Department of Defense's requirement for a new generation of military chemical detectors.

Sales to transportation and airport authorities account for one third of the division's total, and new business secured in this period will sustain growth ahead. Elsewhere, airport operators around the world continue to acquire Smiths equipment, including in this period those in Thailand, China, Malaysia, Singapore, India, Pakistan, Japan, Australia and New Zealand. Smiths recently won a contract to supply security systems to the new terminal 3 at Dubai airport.

In addition Smiths Detection equipment is now being used on the New York and Prague subways and has been trialled at a commuter station in Maryland, US and on the London Underground.

The ports and borders business supplies large x-ray systems to check containers in transit. Turkey, Abu Dhabi and Oman placed orders for systems to screen shipments through their borders and airports. Belgian Customs are deploying new fixed and mobile scanners at Zeebrugge and Antwerp. Smiths is also under contract to provide mobile cargo x-ray systems (HCV) to the US Customs and Border Protection Agency.

Headline operating profit
Headline operating profit rose 11% with the operating margin at 18.6% compared with 18.8% in 2005. The profit increase arose principally from volume growth, with changes in the business mix leading to a slight margin reduction. On a statutory basis, operating profit was £81m (2005: £69m).

Research and development
Technology enhancement remains a high priority for Smiths Detection, whether by Company funded R&D or by acquisition, and has yielded a pipeline of new products.

A new Hi-Scan x-ray system for airport security checkpoints will help to identify and pinpoint explosives in hand luggage. A new desk-top system (500DT), able to detect drugs and explosives simultaneously, was launched and has been certified by the Transportation Security Administration.

R&D expenditure was £30m, a decrease of £1m. Company funded R&D was equivalent to 5% of sales in the year and customer funding added a further 2%. Smiths employs over 400 scientists and engineers in the Detection business who identify and develop new technologies.

Forward-looking issues
Smiths strategy is to build a global business meeting customers' needs to detect biological and chemical agents, weapons, contraband and explosives.

To fulfil this strategy Smiths Detection aims to develop technology internally and to make acquisitions of both technology start-ups and more established businesses.

Trading performance in a particular period will depend on the contracts secured, which can be large and irregular. Tendering activity is at a high level, however, and we are confident of growth in 2007.



June 2006
Smiths provides life-saving medical equipment to World Cup
Smiths helped the German authorities protect football fans by supplying more than 1,000 hand-held pulse oximeters, which were carried in backpacks by first responders. The oximeters provide blood oxygen saturation and pulse rate monitoring for patients.

Smiths Medical

Group Managing Director: Srini Seshadri

Description: Smiths Medical focuses on improving medical outcomes. Smiths helps its customers:

- deliver medication, for example, by providing the equipment to deliver chemotherapy, pain relief and insulin;
- provide vital care, for example, by providing the equipment that manages airways and fluids during and after surgical procedures, as well as monitoring vital signs; and
- keep people safe, through safety devices for drawing blood samples, giving injections and delivering intravenous drugs.

Employees: 7,600

Principal operating regions: Manufacturing is concentrated in the US, the UK, Mexico and Italy.

Contribution to 2006 Group sales:


21%

Key customers: Smiths Medical's end customers are hospitals and other healthcare providers worldwide. Most territories are serviced through wholly owned local sales and distribution companies.

Business developments

Smiths Medical has continued to integrate the activities of Medex Inc., acquired in March 2005, which is delivering synergies to plan. Incremental synergies of £7m were achieved in 2006. In Europe and the US, the separate Medex companies have merged with existing Smiths Medical companies generating customer service and marketing synergies. R&D programmes have been aligned throughout the business.

Manufacturing integration is in progress and is expected to deliver cost reductions from 2007. During the year, Smiths Medical announced the cessation of manufacturing at three facilities – Duluth, Georgia; Wampsville, New York; and Hythe, Kent – and the expansion of facilities in Mexico and Ohio. The cessation of manufacturing in Hythe is the largest of the closures and will take two years to complete. Costs of £19m (2005: £10m) have been charged in the year in respect of the integration of Medex.

Reorganisation of the division's global distribution system is under way. Working with logistics specialists, Smiths Medical has established a European centre in The Netherlands to serve all markets outside the US, replacing six national warehouses.

In September 2005 Smiths Medical disposed of its interests in pvb Critical Care GmbH for £6m.

Markets

Smiths Medical's product ranges serve three main markets – medication delivery, vital care and safety. The two main contributors to overall market growth are ageing populations and increasing spending on healthcare. The overall world market for devices and equipment of the type supplied by Smiths Medical amounts to some US$7bn and is growing consistently at 5-6% per annum.

Across the three Smiths Medical product groupings, markets are growing at varying rates. The global market for medication delivery products is growing at around 6%, while the market for vital care products is showing annual growth of around 4%. The global market for safety products is growing at around 8% with particularly strong growth in the US, reflecting the present 60% conversion of the market to safety needles and 95% conversion for peripheral intravenous (IV) catheters. In other geographic markets, conversion to safety products is in its infancy, with minimal sales but rapid growth. The Company has respected brands, competitive positions, considerable expertise in design and manufacture and a worldwide sales network.

Performance

	2006 £m	2005 £m	Increase
Sales	**737**	563	31%
Headline operating profit	**138**	88	57%

Sales

Sales rose by 31%, benefiting from a full 53 weeks' contribution from Medex (compared with four months in 2005) and from stronger average exchange rates used to translate the sales of overseas businesses. There was good growth across the Americas, Europe, Middle East, Africa and Asia.

During the year, sales of infusion pumps saw strong growth, especially the Medfusion™ 3500 Syringe Pump and the accompanying integrated software, PharmaGuard® Medication Safety Software.

Sales of single-use devices moved ahead of last year. In January, Smiths Medical signed a three year agreement with Novation, which offers contracting services to 2,500 hospitals throughout the US, under which the Company will be one of two suppliers of regional anaesthesia trays. These are standard or customised kits which provide all the necessary products for clinicians to perform regional anaesthesia.



September 2006
Smiths helps NASA with launch project
Our Hypertronics business is working with NASA on an innovative electrical connector that can withstand the intense vibrations of a rocket launch without being damaged. The connector is being developed for NASA's new sun observation craft.

In addition, Smiths Medical secured two major contracts with Premier Purchasing Partners group purchasing organisation for disposable anaesthesia and temperature management products. The temperature management product portfolio continued to increase its share of the market. During the year the temperature probe product range doubled in size and attained almost 50% market share in the US from 34% a year ago.

Safety devices continued to sell well in the US. Combining the Smiths Medical and Medex products has improved the range's competitive strength and is generating incremental sales.

Headline operating profit
Headline operating profit rose by 57% in the year. The translation of overseas earnings at stronger average exchange rates increased profit by 2%. On a statutory basis, operating profit was £109m (2005: £58m).

The increased headline operating profit is due to including a full year's activity from Medex plus an initial contribution from the synergies derived from the Medex integration and other restructuring savings, together with improvements in the product mix.

Research and development
Investment in R&D rose to £25m from £18m. Of this, £16m (2005: £14m) was charged against headline operating profit, with the balance being capitalised.

During the year there were a number of important new product launches. The ADVANTIV® safety IV catheter and the hypodermic needle/syringe Needle-Pro®EDGE™ were designed in response to continuing awareness of needle-stick injuries and consequent health risk. New respiratory products launched included the Portex® adjustable flange tracheostomy tube, the Portex®Thermovent® T2 heat and moisture exchange device, and the PressureEasy® cuff pressure controller. The line of anaesthesia offerings added a new carbon dioxide absorbent, SODASORB® LF, and a single-use bougie for difficult intubations. Smiths also launched a new range of advanced embryo replacement catheters, the Sure-Pro™ and Sure-Pro Ultra™ in response to the changing needs of fertility specialists.

Forward-looking issues
Smiths strategy is to continue to grow a global medical device business concentrating on improving medical outcomes by delivering medication, providing vital care and keeping medical practitioners safe.

Smiths Medical is well placed to make further progress in the coming year across all its business areas.

Smiths Specialty Engineering

Group Managing Director: Paul Cox

Description: Within Specialty Engineering John Crane provides mechanical rotating seals and associated equipment and services used in process industries. Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems. Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating and ventilation and domestic equipment. Marine Systems supplies marine electronics and charts. The last three are disclosed under the heading 'Specialty – Other' in the segmental reporting in the accounts.

Employees: 11,200

Principal operating regions: John Crane and Marine Systems are global businesses. Interconnect manufactures in the US, the UK, France, Germany, Italy, Costa Rica and China. Flex-Tek manufactures mainly in the US, but also in the UK, France, Malaysia and Mexico.

Contribution to 2006 Group sales:


John Crane 14%


Specialty – Other 16%

Key customers: John Crane serves oil and gas companies and refineries. Interconnect sells to aircraft manufacturers, defence and wireless telecoms companies. Flex-Tek serves mainly domestic appliance manufacturers and the US construction industry. Marine Systems serves the global professional marine industry.

Business developments
In February 2006, John Crane opened a £1.5m manufacturing, service and support centre in Bangalore, India. During the year, Smiths also purchased the remaining 33% minority stake in John Crane Tianjin, China for £1.5m, thereby increasing John Crane's presence in the growing wet seal sector in the region.

Smiths purchased Farnam Custom Products Inc and Millitech, Inc for £4m and £19m respectively, boosting Flex-Tek and Interconnect's presence in heating and ventilation and millimetre wave technologies respectively. The business and assets of Lorch Microwave LLC were purchased for £15m, increasing capability in microwave filters.

After the year end, the Company completed the disposal of Safematic Bearing Lubrication to SKF.



July 2006
Explosives detectors for new Dubai terminal
Smiths was selected to help protect passengers at the newest terminal at the Middle East's busiest airport. Around 70 x-ray screening systems will be integrated into the state-of-the-art baggage handling system in order to screen luggage for threats.

Markets

Smiths Specialty Engineering's principal businesses – John Crane, Interconnect and Flex-Tek – each address specific markets. Although each market is different, the demand for Specialty Engineering's products rose generally across all markets in 2006.

John Crane's largest markets are the oil and gas sector and the petrochemical and other process industries. Maintenance and support form a large part of total demand, with new projects providing an income stream many years after installation of equipment. John Crane's markets are driven by general economic expansion but in particular by growth within the oil and gas industry.

Interconnect's largest markets are aerospace, defence and wireless telecommunications. Within aerospace and defence, Interconnect's products include antenna systems, connectors, cable assemblies and frequency sources.

In the wireless telecommunications sector, Interconnect supplies devices to protect base stations from power surges, as well as coaxial cables and electronic components.

Flex-Tek serves mainly domestic appliance manufacturers and the US construction industry. Demand is normally a function of overall economic growth.

Performance

	2006 £m	2005 £m	Increase
Sales			
John Crane	**518**	463	12%
Specialty – Other	**556**	466	19%
	1,074	929	16%
Headline operating profit			
John Crane	**69**	63	11%
Specialty – Other	**84**	64	31%
	153	127	21%

Sales

Sales rose by 16%. The translation of the results of US businesses at the higher dollar exchange rate and the effect of exchange rates on other non-UK businesses increased sales by 3%. Excluding both acquisitions and the effect of exchange translation, sales rose by 9%.

John Crane's markets have been particularly strong in 2006, specifically within the oil and gas sector in the US, Latin America and Asia Pacific. Improved market conditions combined with the benefits of focusing on enhanced customer service produced a 12% increase in John Crane sales while tight cost controls produced a profit increase of 11%.

John Crane has won several large projects which will secure future revenue streams, including the Minatitlan process plant for Pemex in Mexico and the Qatar Gas Refinery. John Crane UK is in the process of installing a new technology centre which will be capable of testing gas seals to extreme pressure.

John Crane won a Queen's Award for its turbomachinery business in recognition of its success in expanding its business well in excess of the general levels of market growth and for its efforts in developing and marketing advanced technologies.

For the rest of Specialty, a number of major new contracts in Interconnect and a strong construction market for Flex-Tek resulted in overall sales growth of 19% and profit growth of 31%. Major contract wins include a deal to manufacture the award-winning Tarsier runway debris monitoring system in the USA won by the recently acquired Millitech and satellite communications for the new Boeing 787, won by Tecom.

Headline operating profit

Headline operating profit rose by 21%. The translation of the US results at the higher dollar exchange rate and the effect of exchange translation on other non-UK businesses increased the division's profit by 4%. On a statutory basis, operating profit was £74m for John Crane (2005: £65m) and £76m for the rest of Specialty Engineering (2005: £70m).

Research and development

R&D expenditure for the division as a whole increased by £2m to £24m.

Forward-looking issues

Smiths strategy is to grow each of the principal Specialty Engineering businesses. In pursuit of this strategy, Smiths aims to broaden the customer or market base where the application of its technological expertise and engineering skills are most appropriate, for example the development of Interconnect products for the medical equipment market.

Smiths Specialty Engineering's outlook is for further growth in the year ahead, helped by the continued upturn in the investment cycles for oil and gas and telecoms infrastructure.



February 2006
Smiths opens plant in India
Smiths is always looking for new ways to move closer to its customers and is already operating in more than 50 countries. In February, John Crane began manufacturing its high-performance seals in India.

Financial review

Accounting policies
The accounts in this report are the first annual accounts Smiths has prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The accounting policies used in preparing these accounts are set out on pages 54 to 57. The information for the year to 31 July 2005, previously reported to shareholders under UK Generally Accepted Accounting Principles (UK GAAP) has been restated to conform to IFRS.

The significant differences between IFRS and UK GAAP have been drawn to shareholders' attention in a number of publications including the Operating and Financial Review in the Annual Report and Accounts 2005 and in a press release dated 21 November 2005 published on the Smiths website (www.smiths.com/press_2005.html). Further information about the transition to IFRS and the key accounting policies can be found on page 90.

The accounting policies adopted include those necessary to comply with the requirements of IAS 32 and IAS 39 accounting standards that deal with the measurement and disclosure of financial instruments. These standards were adopted prospectively from 1 August 2005 and, as permitted, the comparative figures exclude the impact of the new standards. The 2006 financial year ended on 5 August. The 2005 financial year ended on 31 July.

Significant judgements, key assumptions and estimates
Applying accounting policies requires the use of certain judgements, assumptions and estimates. The most important of these are set out below. Further judgements, assumptions and estimates are set out in the accounts.

Revenue recognition
The timing of revenue recognition in complex contractual arrangements is important and is usually measured by reference to the stage of completion of contract activity at the balance sheet date. This assessment necessarily requires a high degree of judgement. For other aspects of revenue recognition, Smiths accounting policies allow revenue to be recognised only when the risks and rewards of ownership have passed to the customer.

Impairment
IFRS requires companies to carry out impairment testing on any assets that show indications of impairment, and annually on goodwill and intangibles that are not subject to amortisation. This testing involves exercising management judgement about future cash-flows and other events which are, by their nature, uncertain. The measurement of the impairment charge recorded this year against TI Automotive is an example of this judgement.

Retirement benefits
The assumptions underlying the calculation of retirement benefits are important and are based on independent advice. Changes in these assumptions could have a material impact on the measurement of our retirement benefit liabilities.

Taxation
The tax charge for the year represented an effective rate of 26% on the headline profit before taxation, the same as for 2005. This has been maintained through taking advantage of global tax incentives, the tax-efficient use of capital and active tax compliance management. Tax payments normally lag the tax charge and therefore boost free cash-flow. Current and deferred tax liabilities are recognised on the balance sheet in accordance with generally accepted accounting practice.

The fundamental tenets of the Smiths approach to taxation are to enhance the Company's competitive position on a global basis, while engaging with tax authorities around the world on a basis of full disclosure, full co-operation and full legal compliance. The Board considers and approves the management of the Company's tax affairs in the context of the Company's commercial objectives.

Smiths seeks to build open relationships with tax authorities to bring about timely agreement of tax affairs and to remove uncertainty on business transactions.

The Company's taxation strategy is to mitigate the burden of taxation in a responsible manner for competitive advantage, and, in this way, to enhance long-term shareholder value.

Cost of capital and return on investment
Smiths uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2006, the Company's weighted average cost of capital (WACC) was 8%.

The after-tax headline return on average shareholder investment, including goodwill set-off against reserves (ROI), was 14% (2005: 11%).

Retirement benefits
The Company applies the full accounting requirements of International Accounting Standard (IAS) 19. These requirements are broadly similar to those previously adopted under UK GAAP.

Under IAS 19, the balance sheet reflects the net surplus/deficit in retirement benefit plans, taking assets at their market values at 5 August 2006 and evaluating liabilities at year-end AA corporate bond interest rates.



April 2006
Smiths awarded $23 million US Government contract for mobile x-ray
Smiths was chosen to supply the US Government with high-energy mobile cargo screening systems to be deployed at several strategic ports through the country adding a new layer of security in America's defences against terrorism.

The table below gives an analysis of the year end retirement benefit liabilities.

	2006	2005
Funded plans:		
UK plans – funding status	**105%**	101%
US plans – funding status	**84%**	74%
	£m	£m
Surplus/(Deficit):		
UK/US funded plans	**79**	(106)
UK/US unfunded plans	**(118)**	(131)
Total liability	**(39)**	(237)

Company contributions to the funded pension plans were £110m in 2006 (2005: £52m) including a £61m special payment to facilitate UK scheme mergers involving underfunded schemes. The funds' investments achieved a return of 9% in the year. The UK AA corporate bond rate increased to 5.3%.

Mortality assumptions are reviewed at each actuarial valuation, and were updated in the current year in the UK. The present assumptions are illustrated by the life expectancy of a 65-year-old retiring in 2013. Men are assumed to have a life expectancy of 21 years and women 24 years. The change in mortality assumptions has increased UK pension liabilities by 4%. In the US, mortality assumptions were updated in 2005.

Full details of the retirement benefits accounted for under IAS are shown in note 9.

Exchange rates

The results of overseas operations are translated into sterling at average exchange rates. The net assets are translated at year-end rates. The exchange rates, expressed in terms of the value of sterling, are shown in the following table.

	2006	2005	
Average rates:			
Dollar	**1.79**	1.85	Dollar strengthened 3%
Euro	**1.46**	1.46	Euro unchanged
Year end rates:			
Dollar	**1.91**	1.76	Dollar weakened 8%
Euro	**1.48**	1.45	Euro weakened 2%

Dividend policy

Smiths operates a progressive dividend policy. The objective is to increase dividends annually when trading results and prospects justify it, and, in the long term, for dividends to be twice covered by headline earnings.

Goodwill and intangibles

Goodwill on all acquisitions since 1998 is capitalised and, under UK GAAP, was amortised over a maximum 20-year period. Under IFRS, goodwill is no longer amortised but instead is subject to annual reviews to test impairment.

On transition to IFRS, the amortised balance was tested for impairment, and subsequent tests have been performed in 2005 and 2006. Impairment of £11m was charged in 2005 in respect of the acquisition of Fairchild Defense Systems; no impairment charges have been made in the current year.

Treasury

The aim of Treasury in Smiths is to ensure a robust and prudent financial profile while driving value throughout the Company to attain the business's full potential. With this goal in mind, Treasury aims to reduce the cost of capital by optimising financial liabilities with the support of world class banks.

Smiths continues to apply centralised treasury management over its financial risks, operating within a strong control environment. The Company uses financial instruments to raise money for its operations and to manage the related financial risks. Smiths neither speculates nor trades in derivative financial instruments and all financial instruments are properly recognised on the balance sheet. The Board has approved a Treasury Policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The objectives of the treasury function remain the same as in previous years and are explained in further detail below.

1. To deliver the liquidity requirements of the businesses cost-effectively. The Company aims to minimise the level of surplus cash but, where surpluses arise, tight controls apply to ensure that they are securely placed with highly-rated counterparties and are available for redeployment at short notice. The Company is required under IFRS to show gross borrowings and cash under its cash pooling arrangements, despite these balances being netted for interest purposes, which exaggerates the Company's surplus cash balance. Local working capital needs and capital expenditure requirements



July 2006
Smiths delivers technology for Joint Strike Fighter
Smiths Aerospace delivered hardware for the first flight of the Joint Strike Fighter F-35. Our Aerospace systems on the F-35 JSF are valued at $6-7bn, while Smiths Interconnect has been selected to provide broadband cable assemblies.

are typically funded by local bank facilities. In addition, Smiths has extensive local and cross-border cash pooling arrangements, and arm's length inter-company lending through financial centres, to optimise the global deployment of funds across its businesses in a tax-efficient manner.

2. To manage the central funding demands and provide a low cost of debt. The Company's funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. Smiths has net debt of £923m with average maturity of five years and at an average effective interest rate after interest and currency swaps of 5.6%. Through the use of interest rate swaps, Smiths maintains a broadly even mix of fixed and floating rate debt.

Credit ratings remain at A–/A3 with Standard & Poor's and Moody's respectively, reflecting the Company's strong financial profile and business outlook. The key financial measures that the ratings agencies consider are interest cover, currently standing at 9.6 times headline operating profit and the proportion of operating cash-flow to total debt, which under IFRS stands at 40%.

3. To develop and maintain strong and stable banking relationships and services. Smiths has a core and stable group of eleven leading global banks and financial institutions that competitively tender for treasury business. Credit exposures to any one bank are carefully controlled. All business transacted with the banks is on consistent terms and is fairly allocated.

4. To provide reasonable protection from the effect of foreign currency volatility. Material cross-border sales or purchase contracts in foreign currencies are hedged at their inception by appropriate derivative financial instruments, principally forward foreign exchange contracts and swaps, with the Company's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces volatility, protecting cash-flow and margins.

Smiths has adopted hedge accounting for the majority of the Company's business at its larger sites, thereby mitigating the impact of transactional exposures in the profit and loss account.

Smiths protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset either by borrowings in the respective currency or by currency swaps. This excludes goodwill which is only partly hedged.

Overseas earnings are translated at average currency rates for the year, which smoothes the effect of currency volatility.

The Company's strategy is to continue to take a risk-averse approach to managing and controlling financial risks, be it hedging currency and interest rate risk, liquidity or management of refinancing risk.

Financial controls

While the Company's decentralised organisation delegates day-to-day control to local management, Smiths has comprehensive control systems in place with regular reporting to the Board. The Company has continuous formalised business risk management processes operating at each business unit.

The internal audit department reviews all units over a rolling three-year cycle, and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with Company procedures.

Further information regarding the Company's procedures to maintain strict controls over all aspects of risk, including financial risk, are set out in the Corporate governance report on pages 36 to 39.

Legal issues

Smiths is committed to operating within the law in all applicable jurisdictions, and seeks to benefit from the rights and protections afforded by relevant laws. The Company aims to anticipate and meet the changing requirements of the markets it serves, as legal and regulatory reforms impact those markets.

Smiths faces different types of legal issues in different jurisdictions. The high level of activity in the US, for example, exposes the Company to the likelihood of various types of litigation commonplace in that country, such as 'mass tort' and 'class action' litigation, proceedings threatened (and sometimes begun) as an aid to negotiated settlement of disputes, and legal challenges to the scope and validity of patents. An industry wide class action was settled during the year in respect of a product made by Titeflex in the Specialty Engineering division (see note 4 to the accounts).



July 2006
Smiths honoured for medical technology
With the incidence of the more serious Type 1 diabetes on the increase, there is a growing need to improve treatment. Our Cleo™ insulin infusion set received two awards for medical design excellence this year.



June 2006
Smiths supplies US military with chemical detectors
Smiths wins $9.5m contract to supply our battle-proven Improved Chemical Agent Monitor (ICAM) units to the US military. These rugged post-attack devices quickly locate the presence of nerve and blister agents on both combat and homeland security missions.

In addition, contracting with the US Government subjects a company to numerous stringent regulatory obligations, calling for an active programme of compliance, reporting and communication. By contrast, the Company's activities in some countries with less developed legal systems pose challenges for the protection of corporate assets such as real estate and intellectual property rights.

In order to address the challenges and exploit the opportunities arising from these and other legal issues, Smiths employs suitably experienced lawyers in head office and certain operations, and retains the services of law firms around the world.

John Crane, Inc. Litigation

As previously reported, John Crane, Inc. (John Crane) a subsidiary of the Company, is one of the many co-defendants in numerous law suits pending in the USA in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 128,000 claims over the last 27 years. John Crane is currently a defendant in cases involving approximately 162,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 55 cases, amounting to awards of some US$52.6m over the 27 year period.

To date these awards, the related interest and all material costs of defending these claims have been met directly by insurers. Since the year end John Crane has secured the commutation of certain insurance policies, resulting in anticipated proceeds of approximately US$54m. While substantial insurance will remain in place, it is likely that John Crane will in future meet defence costs directly, seeking appropriate contribution from insurers thereafter.

No provision relating to this litigation has been made in these accounts.

Risks and uncertainties

Smiths operates globally in varied markets and manages the risks inherent in its activities. The Company seeks to mitigate exposure to all forms of risk, both external and internal, where practicable, and to transfer risk to insurers, where cost-effective.

External risks include global political and economic conditions; actions of competitors; the effect of legislation or other regulatory action; foreign exchange; raw material prices; pension funding; credit; environmental issues; and litigation.

Internal risks include investment in new products, projects and technology; acquisitions; controls failure; inability to supply and business continuity.

External risks

Global political and economic conditions

Smiths operates in over 50 countries, although some 90% of the Company's employees are located in North America, the EU and Japan. The Company is exposed to political risk, natural catastrophe and possible terrorist action.

Some 55% of total sales are to customers in the US, and the Company is therefore particularly affected by US economic conditions. Demand for products from the Detection business is mainly dependent on spending by governments and government agencies.

Political risk

The demand faced by the Company in the military aerospace sector is dependent on defence spending by governments, mainly in the US and Europe.

Natural catastrophe

Because of the location of operations, Smiths is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Possible terrorist action

The demand faced by the Company in the commercial aerospace sector is a function of airline profitability, primarily driven by economic prosperity, which tends to be affected by terrorism or international tension. Commercial aerospace sales account for less than 15% of total activities.



July 2006
Smiths awarded A400 contract
Smiths Aerospace was awarded a contract to supply the in-flight refuelling probe for the Airbus A400M aircraft. The contract has a potential value of $35m.

The diverse nature of the Company's products, services and customers helps mitigate the effects of adverse changes in political and economic risk on the demand that Smiths experiences.

Actions of competitors
Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Company. The diversity of operations reduces the possible effect of action by any single competitor.

The Company invests some 10% of revenues in research and development in order to sustain competitive advantage, and works continually to ensure that the cost base is competitive.

Effect of legislation or other regulatory action
Smiths is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. Unexpected changes in these laws or regulations could significantly impair performance; equally, a failure to comply with these laws, regulations or standards could damage the reputation of the Company.

The Aerospace, Detection and Medical businesses are particularly subject to regulation, with certain customers and regulatory or other enforcement bodies routinely inspecting the Company's practices, processes and premises. Certain legal liability risks, such as product liability and employer's liability, are transferred to insurers, subject to policy limits and conditions. However, the Company and its subsidiaries have been in business for many years and there is a risk of latent injury claims which may not be fully covered by insurance.

Foreign exchange
The Company is exposed to two types of currency risk: 'transaction risk' in respect of products manufactured in one currency region and sold in another currency; and 'translation risk' in that the results of non-UK businesses will translate into differing sterling values depending on the exchange rate. The Company's practices for managing currency risk, as set out in the Treasury section, generally mitigate transaction risk in the short term. Over the longer term, Smiths remains exposed to both transaction and translation risk.

Longer-term transaction risks are mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Net exports from the UK comprise approximately 17% of total sales.

Raw material prices
Smiths products contain various raw materials or purchased components including electronic components, metals and plastics. Any increases or volatility in prices and shortages in supply can affect the Company's performance. The diversity of operations both geographically and in terms of product area reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding
The Company operates significant pension plans as detailed in note 9 to the accounts. The average funding level of the funded plans at 5 August 2006 was 103% measured by IAS 19 methodology. Funding of pension liabilities at that date was some 55% by equities and 45% by other assets. Smiths is subject to various funding risks, principally poor performance of the equity investments, and increased longevity of members.

Credit
Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Risk controls with regard to the Company's bank deposits are set out in the Treasury section.

Where appropriate, Smiths seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. Occasionally insurer credit risk may be mitigated through policy commutation.

Environmental issues
The environmental laws of the jurisdictions in which Smiths operates impose actual and potential obligations on the Company to remediate contaminated sites, including some sites no longer owned by Smiths. The Company makes provision for the expected cost of remediation based on independent professional advice (see note 21 to the accounts). There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Litigation
Smiths is subject to litigation from time to time in the ordinary course of business, and makes provision for the expected cost based on appropriate professional advice (see note 21 to the accounts). Details of current, material litigation are set out in the Legal Issues section.



April 2006
Smiths chemical biological protective shelters for US military
We developed this shelter for the US Department of Defense as a highly mobile, self-contained, collective protection system. It demonstrates a growing capability in Smiths for integrated systems.



May 2006
Smiths provides Thrust Reverser Actuation System for Boeing 747-8
Smiths Aerospace was selected by Boeing to supply the Thrust Reverser Actuation System (TRAS) for the new 747-8 airplane. Potential sales could exceed $100m.

The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the Company. In some liability cases, legal expenses are covered by insurance.

Internal risks

Investment in new products, projects and technology
Smiths develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potential customer claims or onerous contracts. Such risks may have a material impact on the Company.

Acquisitions
Smiths is an active acquirer: acquisitions may involve risks that might have a material impact on the Company. These risks are mitigated by extensive due diligence, and, where practicable, by representations and warranties and indemnities from the vendors.

Controls failure
Smiths operates controls as described in the Corporate governance report. Failures in these controls might have a material impact on the Company.

Inability to supply and business continuity
Inability to supply against contractual commitments is a risk, which could be material in relation to larger contracts. Smiths mitigates this risk by implementing effective business continuity plans throughout the Company and, where practicable, transferring them through business interruption insurance.

Corporate responsibility

Corporate responsibility for Smiths is enshrined in the sixth strength: 'doing business the right way'. Smiths defines 'the right way' in the Code of Corporate Responsibility and Business Ethics ('the Code'), which is based on 12 principles:

(1) compliance with national laws and regulations;

(2) fair and vigorous competition in the marketplace;

(3) integrity and ethical conduct as the standard of individual and corporate business behaviour;

(4) fair and honest treatment of suppliers and customers;

(5) proper and respectful treatment of employees;

(6) high standards for health and safety in the workplace;

(7) respect for the environment;

(8) contributions to the communities in which we live and work;

(9) straightforward public information and activities;

(10) respect for human rights;

(11) prudent and transparent public accounting and reporting; and

(12) a culture of compliance throughout the entire Smiths organisation – from the Chief Executive to the newest employee.

Translated into 13 languages, the Code applies to all Smiths businesses and employees worldwide and provides the framework for policies, programmes and procedures for a range of corporate responsibility issues. It is endorsed and fully supported by the Board.

Controls on defence sales
All sales of defence equipment are undertaken in accordance with government export and approval procedures and regulations, such as the International Traffic in Arms Regulation and the Export Administration Regulation in the USA. These laws prohibit export of certain items to specific countries. Smiths adheres to all relevant government guidelines designed to ensure that products are not incorporated into weapons or other equipment used for the purposes of terrorism, internal repression or abuse of human rights, with internal controls to ensure compliance with these guidelines. Compliance support to Smiths businesses worldwide is provided through a Business Ethics and Compliance team, which provides advice, export control policies, education, training, guidance materials and risk assessment tools.


smiths
HCV

June 2006
Smiths opens plant in Russia
Smiths Detection opened a production facility in St Petersburg enabling it to serve the fast-growing Russian security market.

In addition, Smiths Aerospace, together with the UK's leading defence companies and defence sector trade associations, joined the UK Defence Industry Anti-Corruption Forum, established earlier this year to promote the prevention of bribery and corruption in the international defence business.

Developments in reporting
For the first time Smiths is producing a Corporate responsibility report this year, building on the environment, health and safety reports published in previous years. Bringing the discipline of reporting and measuring progress to other Company responsibilities – employees, suppliers, communities – will help Smiths ensure that, in the long term, the principles of the Code are implemented consistently across the business.

You can find the full report on the Smiths website, www.smiths.com. Following is a summary of the main activities and progress for 2006.

Summary of Corporate responsibility report
Managing corporate responsibility
The Code is set by the Board and monitored by the Code Compliance Council, chaired by the General Counsel, which reports at least twice a year to the Audit Committee of the Board. Responsibility for managing specific issues, however, lies at different levels within the Company, depending on the nature of the issue and how it can most effectively be managed:

- environmental issues are managed though a Group-wide steering committee and organisation;
- health and safety issues are managed likewise;
- employee issues are managed through the human resources function and by line management;
- supplier/customer programmes are managed divisionally; and
- community programmes are principally managed locally, although there is also some Group-level activity.

For the coming year, Smiths has set three main goals for managing corporate responsibility:

- to understand better the Company's corporate responsibilities as they apply to global operations;
- to capture the views and opinions of key stakeholders; and
- to continue to drive the Company's environment, health and safety programmes.

Environment
Smiths is committed to ensuring that, as far as is reasonably practicable, any detrimental effects of its activities, products and services upon the environment are minimised. In practice, this means using performance-based environmental management systems to drive improvement throughout the business.

Performance against targets

Target (set July 04)	2006 result	Comment
ISO14001 certification for all sites except small offices, with new acquisitions achieving certification within two years	83 out of 104 eligible sites certified	Programmes in place to achieve certification for the remaining sites
Energy consumption target set at 180MWh/£m sales (5% reduction over three years)	176MWh/£m sales	Target achieved one year early. Continuing with efforts to achieve further reduction
Waste to landfill target set at 3.5 Tonnes/£m sales (6% reduction over three years)	2.93 Tonnes/£m sales	Target achieved one year early. Continuing with efforts to achieve further reduction
Air emissions target set at 112kg/£m sales (6% reduction over three years)	100kg/£m sales	Target achieved one year early. Continuing with efforts to achieve further reduction
Water consumption target set at 411m³/£m sales (12% reduction over three years)	398m³/£m sales	Target achieved one year early. Continuing with efforts to achieve further reduction



June 2006
Smiths turbine plant
New Smiths Aerospace turbine engine components facility in West Jefferson, North Carolina. The new facility represents a US$44m investment by Smiths.

Health and safety
Smiths is committed to conducting all its activities in a manner which achieves the highest practicable standards of health and safety. Smiths operates an internal health and safety management system using proprietary audit software against which all facilities are assessed once a year. This year, the overall average scores for compliance continued to improve steadily, from 70% to 73%.

Performance against targets

Target (set July 04)	2006 result	Comment
Recordable incident rate no target set	2.58/200,000 man-hours	Ongoing year-on-year improvement achieved
Lost days rate no target set	27.91/200,000 man-hours	Ongoing year-on-year improvement achieved
Lost time incident rate 1 incident/200,000 man-hours	1.15/200,000 man-hours	Target not yet achieved, additional focus on this area

Employees
Smiths and its businesses employ 31,832 people in 46 countries on six continents. 57% of employees are located in North America, and 23% in the UK. The remaining 20% is predominantly located in Germany, France and Italy.

The Company's policy is to provide equal opportunities for employment. Smiths recruits, selects and promotes employees on the basis of their qualifications, skills, aptitude and attitude. In employment-related decisions, Smiths complies with anti-discrimination requirements in the relevant jurisdictions concerning matters of race, colour, national origin, gender, marital status, sexual orientation, religious belief, age, or physical or mental disability. Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities.

All Smiths employees are treated with respect and dignity. Accordingly, any harassment or bullying is unacceptable. Smiths respects the right of each employee to join or not to join a trade union or other bona fide employee representative organisation. Smiths believes in good communications with employees and in promoting consultation, co-operation and teamwork on matters of mutual concern.

Smiths offers share schemes that enable employees to acquire an interest in the Company's shares and to align their interests more closely with those of shareholders.

Reaching full potential
Smiths invests in employees' skills and capabilities to help them reach their own full potential, which in turn helps the Company and its businesses to do likewise. Current priorities for Smiths to achieve full potential across the Group are talent development, succession planning and employee engagement.

Talent development
Smiths Group and the individual businesses continue to invest in identifying and developing the talents of employees. Smiths provides employees with challenging work that stretches their capabilities, backing that up with training and development activities tailored to individual needs. In 2006, Smiths introduced a new process for the most senior people, integrating the performance review with the overall 'full potential' goals of the business.

Smiths continues to be actively involved in all aspects of training and developing young people, including initiatives designed to ease the transition from school to work. Horizons is a two-year programme for newly and recently appointed graduates and those early in their career which provides an understanding of the Company and the business world in general, and develops personal and teamworking skills.

Succession planning
Smiths has a systematic succession management process for senior leadership roles. The Company identifies leadership talent and development needs, and follows this up with



August 2006
Smiths launches new IVF catheter
We believe in talking to our customers and adapting to fit their needs. This year we launched a new range of catheters for IVF procedures after talking to fertility specialists and patients. The embryo transfer catheters are the first to be visible under ultrasound.


S.SMITH & SONS

January 2006
Smiths in top 100 most sustainable businesses
Smiths was voted one of the world's most sustainable businesses in the Global 100. This is a listing of the global blue chip companies with the strongest sustainability performance.

individual development plans that are monitored by senior management.

Employee engagement
Smiths provides information to and communicates with employees as an important part of doing business. Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of employee councils, information and consultation forums, and other consultative bodies that allow their views to be taken into account.

Suppliers
The Company's policy and practice is to pay suppliers promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2005: 35) for the parent Company and 48 days (2005: 48) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report) (Statement of Payment Practice) Regulations 1997).

Smiths believes in working in partnership with its suppliers, so as to meet the expectations of customers, and to ensure quality, value and timeliness throughout the supply chain. The extent to which the Company works in partnership with suppliers varies across the Group, however, and this is therefore an area Smiths will be focusing on in the coming year in terms of understanding better the Company's corporate responsibilities as they apply to global operations.

Communities
As well as providing employment opportunities and training and development activities, Smiths seeks to contribute to the communities in which it operates by participating in and supporting community and charitable initiatives.

With long-established roots in local communities where Smiths is often a major employer, Smiths businesses take an active role in the community, in schools, universities, and hospitals. These are often small but significant initiatives involving people's time, rather than large corporate donations. Individual businesses also support charity projects, for example funding the Smiths Medical Chair of Anaesthesia and Critical Care at University College London.

Additionally, Smiths supports national and international charitable organisations from a central budget administered by the Charity and Donations Committee, for example donations to St Mungo's, a London-based charity that provides practical support for thousands of homeless and vulnerable people.

The purpose of this Annual Report is to provide information to the members of the Company. The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. Nothing in this Annual Report should be construed as a profit forecast.

Board of directors


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01 Donald Brydon, CBE Chairman†▲
Aged 61, British. Donald Brydon was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange, Chairman of Taylor Nelson Sofres plc, a Member of the Board of AXA Investment Managers SA and a non-executive director of ScottishPower plc. He was formerly Chairman of Amersham plc.

Chairman of the Nomination Committee.

02 Keith Butler-Wheelhouse, Chief Executive
Aged 60, British. Keith Butler-Wheelhouse was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

03 Sir Nigel Broomfield, KCMG Non-executive director*†
Aged 69, British. Sir Nigel Broomfield was appointed to the Board in December 2000 having been a non-executive director of TI Group plc since 1998. He is Chairman of Leonard Cheshire and President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

04 David Challen, CBE Non-executive director*†
Aged 63, British. David Challen was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc. He is also a Deputy Chairman of the Takeover Panel.

Chairman of the Audit Committee.

05 John Ferrie, CBE Group Managing Director, Aerospace
Aged 59, British. John Ferrie was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998 and is a Fellow of the Royal Academy of Engineering.

06 Sir Julian Horn-Smith Non-executive director*†
Aged 57, British. Sir Julian Horn-Smith was appointed to the Board as a non-executive director in February 2000. He was previously Deputy Chief Executive Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and director of Verizon Wireless in the United States. He is Chairman of The Sage Group plc and a non-executive director of Lloyds TSB Group plc.

Chairman of the Remuneration Committee.

07 Peter Jackson Non-executive director*▲
Aged 59, British. Peter Jackson was appointed to the Board as a non-executive director in December 2003 and as senior independent director in September 2004. He was formerly Chief Executive of Associated British Foods plc. He is Chairman of Kingfisher plc.

Senior independent director.

08 John Langston Finance Director *from 6 September 2006*
Aged 56, British. John Langston was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He was appointed Finance Director in September 2006. He had been a director of TI Group plc since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

09 David Lillycrop General Counsel
Aged 50, British. David Lillycrop was appointed to the Board in December 2000, having been an executive director of TI Group plc since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. Chairman of TI Pension Trustee Ltd., 1997 to 2005.

10 Sir Kevin Tebbit, KCB, CMG Non-executive director*▲
Aged 59, British. Sir Kevin Tebbit was appointed to the Board in June 2006. He served widely in policy, management and finance posts in the Foreign & Commonwealth Office, NATO and finally the Ministry of Defence, where he was Permanent Under-Secretary of State from July 1998 to his retirement in November 2005.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee

Group directors' report

Principal activities
The principal activities of the Company and its subsidiaries (the Group) are the development, manufacture, sale and support of:

- aerospace systems, including integrated electronic and mechanical systems and precision components, for commercial and military aircraft;
- advanced security equipment, using trace detection and x-ray imaging to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations are in the UK, the Americas and Continental Europe.

Business review
Our business review can be found, titled Operating and financial review on pages 12 to 29 of this Annual report. This is a review of the development and performance of the business of the Group, including the financial performance during the period ended 5 August 2006, key performance indicators and a description of the principal risks and uncertainties facing the Group.

Results and dividends
The results for the period to 5 August 2006 are set out in the Consolidated income statement on page 50. Sales for the period amounted to £3,523m, against £3,005m in 2005. The profit for the period after taxation amounted to £24m (2005: £272m). Note: The 2006 financial statements comply with International Financial Reporting Standards, as adopted by the EU (IFRS): the comparisons with the 2005 financial statements have been restated under IFRS.

An interim dividend of 9.85p per ordinary share of 25p was paid on 21 April 2006. The directors recommend for payment on 24 November 2006 a final cash dividend on each ordinary share of 21.5p, making a total dividend of 31.35p for the period.

The retained profit of £24m was transferred to Reserves.

Research and development
£352m was spent on research and development during the period, of which £193m was funded by the Company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths manufacturing businesses is centrally co-ordinated.

Changes in the Company and its interests during the period
On 1 August 2005 the Company transferred the issued share capital of Smiths Heimann Biometrics GmbH to Cross Match Technologies, Inc. in exchange for 43% of the issued share capital of Cross Match Technologies, Inc.

Also on 1 August 2005 the Company acquired the business and assets of Farnam Custom Products, Inc. for £4m.

On 8 August 2005 the Company sold the issued share capital of EBTEC Corporation for a cash consideration of £2m.

On 22 September 2005 the Company sold the issued share capital of pvb Critical Care GmbH for £6m.

On 22 September 2005 the Company also acquired the issued share capital of Millitech, Inc. for a cash consideration of £19m.

On 28 October 2005 the Company acquired the issued share capital of Livewave, Inc. for a cash consideration of £10m.

On 30 December 2005 the Company acquired the minority shareholding in John Crane Tianjin Limited for £1.5m in cash.

On 4 January 2006 the Company acquired the issued share capital of Lorch Microwave LLC for a cash consideration of £15m.

On 23 February 2006 the Company acquired the minority shareholding in Smiths Detection Montreal Inc. for £2m in cash.

On 5 May 2006 the Company sold the issued share capital of Beagle Aircraft Limited for £3m.

Post balance sheet events
On 8 August 2006 the Company acquired all the issued share capital of Comet Costruzioni Metalliche S.r.l. for £4m in cash.

On 15 August 2006 the Company completed the sale of the bearing lubrication business of John Crane Safematic Oy for £16m.

On 15 September 2006 the Company secured the commutation of certain insurance policies that relate to the John Crane, Inc. litigation, as described on page 24 of the Operating and financial review.

Future developments
The Company will pursue its existing international activities and continue to seek business opportunities in both the UK and overseas.

Charitable and political donations
During the period the Company made donations of £754,000 for charitable purposes including payments totalling £300,000 for the Smiths Medical Chair of Anaesthesia and Critical Care and £11,000 to charities with selected medical objectives. Other donations were made by the Company's businesses worldwide to miscellaneous charities. No political donations were made.

Directors
Lord Robertson of Port Ellen resigned from the Board on 27 February 2006. The directors at the end of the financial year, with the exception of Mr R W O'Leary, who sadly died on 14 August 2006, and Mr A M Thomson, who retired on 6 September 2006, are shown on page 30. Apart from Sir Kevin Tebbit, who was appointed as a non-executive director on 14 June 2006, all these directors served throughout the financial year. Mr J Langston assumed the role of Finance Director on 6 September 2006. Sir Julian Horn-Smith, who has been a non-executive director since February 2000, will retire at the conclusion of the Annual General Meeting on 21 November 2006.

Reappointment of directors
Mr K O Butler-Wheelhouse and Dr J Ferrie have served more than 30 months since they were last reappointed as directors. In accordance with Article 57 of the Company's Articles of Association, they will retire from office at the Annual General Meeting on 21 November 2006. Sir Kevin Tebbit will also retire from office at the Annual General Meeting, having been appointed by the Board since the Annual General Meeting in 2005.

The Board has reviewed the effectiveness of Sir Kevin as a non-executive director and has concluded that his wide ranging experience is of great benefit to the Company. Sir Kevin is a member of the Audit Committee and the Nomination Committee.

All three directors are willing and eligible to stand for reappointment and resolutions will be proposed at the Annual General Meeting to reappoint them.

Directors' remuneration report
The Directors' remuneration report is on pages 40 to 47. An ordinary resolution to approve the report will be put to shareholders at the Annual General Meeting.

Directors' interests in contracts
Details of the executive directors' service contracts are as disclosed in the service contracts section of the Directors' remuneration report on page 44. Details of the interests of the executive directors in the Company's share option schemes and plans are shown in the Directors' remuneration report on pages 45 to 47.

Qualifying third party indemnity provisions (as defined by section 309B of the Companies Act 1985) have remained in force for the directors during the financial period ended 5 August 2006 and, at the date of this report, are in force for the benefit of the current directors in relation to certain losses and liabilities which they may incur (or have incurred) to third parties in the course of their professional duties.

Apart from the exceptions referred to above, no director had an interest in any contract to which the Company or its subsidiaries was a party during the period.

Interests in shares
As at 26 September 2006 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
FMR Corp/Fidelity International Limited	62.8m	11.1%
Franklin Resources, Inc.	39.4m	6.9%
Legal & General Group plc	20.7m	3.6%
Barclays PLC	17.0m	3.0%

†Percentage of share capital in issue on 26 September 2006.

The Company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the Company are shown on page 43.

Corporate governance
The report on corporate governance is on pages 36 to 39. PricewaterhouseCoopers LLP has reviewed the Company's statements as to compliance with the July 2003 issue of the Combined Code, to the extent required by the UK Listing Authority Listing Rules. The results of its review are set out on page 49.

Financial instruments
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash-flow risk are outlined in note 20 of the Group financial statements.

Going concern
The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Policy on payment of creditors
The Company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2005: 35) for the parent Company and 48 days (2005: 48) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report)(Statement of Payment Practice) Regulations 1997).

Corporate responsibility
The Company has implemented across the Group policies on environmental, health and safety matters and operates a Code

of Corporate Responsibility and Business Ethics. The Company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for environmental, health and safety matters.

All matters concerning the environment, health and safety continue to be regulated by preventative, investigatory and consultative systems, overseen by the Group Environment, Health and Safety Committee; issues relevant to the Company pension schemes are likewise covered by means of structured committees, including representation from recognised trade unions.

Further information on environmental and employee health and safety matters, including key performance indicators, is contained in the Corporate responsibility summary in the Operating and financial review, or the full Corporate responsibility report, available online at www.smiths.com.

Authority to issue shares
At the Annual General Meeting shareholders will be asked to renew the authority, given to the directors at the last Annual General Meeting, to allot relevant securities for the purposes of Section 80 of the Companies Act 1985, so as to reflect the increase in the Company's issued share capital since the last Annual General Meeting. In compliance with recently published guidelines and market practice, the authority proposed will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 20 February 2008. The amount of relevant securities to which this authority relates (£47,297,545 nominal of share capital) represents one third of the share capital in issue on 26 September 2006. The ordinary resolution is set out in the Notice of Annual General Meeting.

Also in the Notice is the special resolution to renew the power granted to directors under Section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and, in compliance with current practice, will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 20 February 2008. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue pro rata to the rights of the existing shareholders;
- pursuant to the terms of any share scheme or plan approved by the shareholders in General Meeting; and
- for any other purpose (including the sale on a non pre-emptive basis of any shares the Company may hold in treasury for cash) provided that the aggregate nominal value of such allotments does not exceed £7,094,632 (approximately 5% of the issued share capital on 26 September 2006).

The directors intend seeking renewal of these authorities annually.

The directors have no present intention of exercising these authorities, except for allotments of shares pursuant to the Company's share option schemes, and would not seek to issue more than 7.5% of the issued share capital in the Company in any rolling three-year period without prior consultation with the Investment Committees of the Association of British Insurers and National Association of Pension Funds.

During the 53 week period ended 5 August 2006, the following ordinary shares in Smiths Group plc were issued:

- 3,173,737 shares pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 593,061 shares pursuant to the terms of TI Group share option schemes.

Authority to purchase shares
At the Annual General Meeting the Company will seek to renew the authority, granted at the last Annual General Meeting to the directors, to purchase the Company's shares in the market. The authority will be limited to 10% of the share capital in issue on 26 September 2006 and will be renewed annually. The price that may be paid for the shares will be not less than the nominal amount of 25p per share and not more than the higher of 5% above the average of the middle market quotations of the Company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003. On 29 September 2006 options over approximately 20.2m shares were outstanding under the Company's share option schemes, representing approximately 3.6% of the then issued share capital. If the existing authority to purchase shares and the new authority being sought at the Annual General Meeting were to be used in full, then the outstanding options would represent approximately 4.5% of the reduced issued share capital.

Under the Companies Act 1985, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently sold or used to satisfy applications under share schemes.

No shares have ever been purchased or contracted for or are the subject of any option under the expiring or any prior authority.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position. It is the Company's present intention that, in the event that any shares were to be purchased under this authority, such shares would be cancelled. The directors will, however, have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

Annual General Meeting
The 2006 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 21 November 2006 at 12.00 noon. In addition to the items of business which shareholders are usually asked to approve at the Annual General Meeting, there is a further proposal which requires some explanation, as set out below.

Articles of Association
A special resolution will be proposed at the Annual General Meeting to replace the Company's Articles of Association. The current Articles were adopted in 2002, before the implementation of IFRS accounting; the directors propose that new Articles be adopted to reflect the new reporting standards and to comply with current best practice. The principal change involves the restatement of the Company's borrowing powers in a format that is consistent with IFRS. The proposed new borrowing power will increase the borrowing limit from £3.6 billion, based on the balance sheet at 31 July 2005 under UK GAAP, to £4.0 billion, based on the same balance sheet re-stated under IFRS. There is also a change to increase the aggregate limit on fees payable to non-executive directors from the current maximum of £500,000 per annum, which was established in 2002, to £750,000 per annum, which is comparable with the limits of other major listed companies. In addition, the definition of treasury shares will be changed so as to suspend all rights attached thereto; an express provision for the appointment of proxies by electronic means will be included; and, following changes in legislation, the power to lend to directors the cost of defending claims against them will be incorporated.

A summary of the principal differences between the existing Articles and the proposed new Articles is appended to the Notice of Annual General Meeting.

Copies of the current Articles of Association and the proposed new Articles of Association are available for inspection at the registered office of the Company and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during normal business hours until the conclusion of the Annual General Meeting on 21 November 2006 and, on the day of the meeting, from 11.45 a.m. at the place of the Meeting until the close of the Meeting.

Auditor
Resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditor and to authorise the directors to determine the auditor's remuneration.

Disclosure of information to the auditor
As at the date of this report, as far as each director is aware, there is no relevant audit information of which the Company's auditor is unaware. Each director has taken such steps as he should have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Summary Financial Statement
The Company has produced the Summary Financial Statement 2006. Shareholders will be automatically sent Summary Financial Statements alone each year unless they elect in writing to receive the Statutory Reports and Accounts. Shareholders who wish to receive the Statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Summary Financial Statements results in significant savings in the cost of producing the accounts each year.

Electronic proxy voting
The Company continues to provide electronic proxy voting for this year's Annual General Meeting. Shareholders who are not Crest members can appoint a proxy and vote online for or against (or consciously not vote for) the resolutions to be proposed at the Annual General Meeting by visiting the website www.sharevote.co.uk. The onscreen instructions will give details on how to complete the appointment and voting process. Crest members, Crest personal members and other Crest sponsored members should consult the Crest Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. The Company may treat as invalid a Crest proxy voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Paper proxy cards have been distributed to all shareholders with the Notice of Annual General Meeting, as usual.

Shareholders who will not be able to attend the Annual General Meeting on 21 November 2006 in person are encouraged to vote their shares by appointing a proxy and issuing voting instructions (either electronically or by completing and returning their proxy cards). Electronic and paper proxy appointments and voting instructions must be received by Lloyds TSB Registrars not later than 48 hours before the Annual General Meeting in order to be valid.

www.smiths.com
Electronic copies of the Annual Report and Accounts 2006, the Summary Financial Statement 2006 and the Notice of Annual General Meeting will be posted on the Company's website, www.smiths.com. The Company's announcements to the Stock Exchange and press releases are available online through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

Important information
If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Smiths Group plc please pass this document and the accompanying proxy form to the purchaser or transferee or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Recommendation
Your directors believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors intend to vote in favour of the resolutions in respect of their own shareholdings.

By Order of the Board

David P Lillycrop
Director and Secretary

765 Finchley Road
London NW11 8DS

29 September 2006

Corporate governance report

Compliance with the Combined Code

Throughout the accounting period covered by this report (1 August 2005 to 5 August 2006), the Company has been in full compliance with the Combined Code on Corporate Governance (July 2003 issue) (the Code) applicable under the Listing Rules of the UK Listing Authority, with one exception – the Chairman is a member of the Remuneration Committee (which is now permitted by the June 2006 version of the Code). The Board continues to consider that the Chairman should participate in decisions concerning remuneration of the executive directors and that his membership of the Committee helps to ensure that the Company's remuneration policy is aligned with its strategic objectives.

The Code requires listed companies to report how the main and supporting principles of the Code have been applied, giving enough detail to enable shareholders to evaluate the report, and to state whether there has been compliance with the provisions of the Code, giving an explanation for any points of non-compliance. Reference in this report to principles and provisions are to those of the Code from which the following headings are taken.

Directors

The Board

The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

During the last year the membership of the Board has changed. Lord Robertson of Port Ellen, a non-executive director, resigned from the Board on 27 February 2006 and Sir Kevin Tebbit was appointed as a non-executive director on 14 June 2006. Sadly Mr O'Leary died on 14 August 2006. Mr Thomson retired as Finance Director on 6 September 2006 and he was succeeded on that date by Mr Langston, who had been appointed Finance Director designate with effect from 1 August 2006. Sir Julian Horn-Smith, who has been a non-executive director since February 2000, will retire at the conclusion of the Annual General Meeting on 21 November 2006.

As at 27 September 2006, the Board comprises Mr Brydon, Chairman, Mr Butler-Wheelhouse, Chief Executive, three other executive directors and five independent non-executive directors. Mr Jackson is the senior independent director. Biographies of these directors, giving details of their experience and other main commitments, are set out on page 31. The wide ranging experience and backgrounds of the non-executive directors ensure that they can debate and constructively challenge management in relation to both the development of strategy and performance against the goals set by the Board.

The Board normally holds formal meetings at least eight times a year to make and review major business decisions and monitor current trading against plans which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies, the issue of shares, significant contractual commitments, the review of the effectiveness of risk management processes and major capital expenditure. Once a year the Board meets in conference with a particular focus on long-term strategy and developments affecting the Company. Additional meetings are arranged as necessary to deal with urgent items.

The Board sets the Company's values and standards and has adopted a Code of Corporate Responsibility and Business Ethics which is referred to on page 26.

The Chairman meets the non-executive directors without the executive directors present at least three times per annum. The senior independent director meets the other non-executive directors without the Chairman present at least annually.

Directors and officers of the Company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy.

The following table shows the number of scheduled Board and Board Committee meetings held during the period ended 5 August 2006 and opposite each director's name the number of meetings attended. However, directors attend many other meetings and visits during the year. The Board views directors' contributions as measured beyond simplistic meeting attendance records.

Number held	Board 8	Audit 4	Remuneration 6	Nomination 3
D H Brydon	8	–	6	3
K O Butler-Wheelhouse	8	–	–	–
Sir Nigel Broomfield	7	4	6	–
D J Challen	8	4	6	–
J Ferrie	8	–	–	–
Sir Julian Horn-Smith	7	1(1)*	6	–
P J Jackson	8	4	–	3
J Langston	8	–	–	–
D P Lillycrop	8	–	–	–
R W O'Leary	8	3(3)*	4	2(2)*
Lord Robertson of Port Ellen	4(4)*	2(2)*	–	1(1)*
Sir Kevin Tebbit	0(1)*	0(0)*	–	0(0)*
A M Thomson	8	–	–	–

*The figure in brackets indicates the maximum number of meetings the director could have attended in view of the period during which he was a Board or Committee member.

– indicates not a member of that Committee in 2005/06

Chairman and Chief Executive

Another main principle requires a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person has unfettered powers of decision.

The Board has met this requirement by establishing clearly defined roles for the Chairman and the Chief Executive. The Chairman is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda. Once agreed by the Board as a whole, it is the Chief Executive's responsibility to ensure delivery of the strategic and financial objectives.

Board balance and independence

The Company complies with the requirement of the Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking. Throughout the period the Company complied with the requirements that at least half the Board, excluding the Chairman, should be independent non-executive directors.

In deciding the chairmanship and membership of the Board Committees, the need to refresh membership of the Committees is taken into account.

All the non-executive directors are considered to be independent and Mr Brydon was, in compliance with the Code, considered independent at the time of his appointment as Chairman.

Appointments to the Board
The Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 39.

Information and professional development
Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

The Board is provided with detailed information several days in advance on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

Newly-appointed directors undergo a structured induction programme to ensure that they have the necessary knowledge and understanding of the Company and its activities. Starting at the time of their appointment, and continuing on an incremental basis over the first six months, they undertake briefing sessions on corporate governance, strategy, stakeholder issues, finance and risk management and HR strategy, as well as meetings and site visits to business locations in the UK and overseas. Each director's individual experience and background is taken into account in developing a programme tailored to his own requirements.

Ongoing training is provided as and when necessary. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new directors and with assisting in the ongoing training and development of directors.

All directors have access to the advice and services of the Company Secretary and a procedure is in place for them to take independent professional advice at the Company's expense should this be required.

Performance evaluation
The Code requires the Board to undertake a formal and rigorous annual evaluation of its own performance and that of its Committees and the directors. The Board is satisfied that it continues to meet these requirements. It is confirmed that all the non-executive directors have sufficient time to fulfil their commitments to the Company, that the Chairman does not hold the office of chairman of another FTSE100 company and that no executive director holds more than one non-executive directorship of another FTSE100 company.

A formal evaluation of the performance of the Board, its Committees and the directors was conducted by means of detailed questionnaires that were designed by an independent senior academic and were completed by each director. The answers to the questionnaires formed the basis of a review by the whole Board, led by the Chairman and the senior academic. Regarding the Board, comments were invited on a wide range of issues including the appropriateness of matters specifically reserved for the Board, its contribution to the development and review of strategy, the terms of reference of its Committees, the effectiveness of the process for identifying and managing risks, logistics of Board Meetings and the composition and operation of the Board. For the Board Committees, the matters addressed included the appropriateness of their responsibilities, the logistics of their meetings, the availability of internal and external support and the composition and operation of the Committees. The questionnaire relating to each director's performance addressed several issues including the director's contribution at Board Meetings, with particular reference to the development of strategy and risk management, how effectively the director refreshes his knowledge and skills and, specifically for each non-executive director, his willingness to devote time and effort for the benefit of the Company.

The performance evaluation of the Chairman was led by the senior independent director who obtained the views of both the executive and non-executive directors.

Re-election
Under the Code directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

Non-executive directors are appointed for a specified term of three years and reappointment for a second term is not automatic. In exceptional circumstances and only after rigorous review, a non-executive director may serve for a third term. Any non-executive director who has served for more than nine years is subject to annual re-election. Directors stand for reappointment by the shareholders at the first Annual General Meeting following their appointment and subsequently at least every three years. The report from the Nomination Committee set out on page 39 explains the process for selection of directors and succession planning.

Remuneration

Information regarding the Remuneration Committee is set out on page 39 and the Directors' remuneration report is on pages 40 to 47.

Accountability and audit

Financial reporting
The Board is required to present a balanced and understandable assessment of the Company's position and prospects, not only in the Annual Report and Accounts but also in the Summary Financial Statement, and in interim and other public reports. The Board is satisfied that it has met this obligation. A summary of the directors' responsibilities for the financial statements is set out on page 48.

The 'going concern' statement required by the Code is set out in the Group directors' report on page 33.

Internal control
The Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review the effectiveness of the internal control system at least annually, covering all material controls, including financial, operational and compliance controls and risk management systems, and report to shareholders that they have done so. The 1999 Turnbull Report, adopted by the UK Listing Authority, provides guidance for compliance with that part of the Code.

The Company's internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures for accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the Company's internal control systems. These are designed to meet the Company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the Company or material misstatement in the financial accounts.

The Group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The Company has during the year identified and evaluated the key risks under three categories – strategic; operational; and information – and has ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the industries in which the Company operates, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure compliance not only with the regulatory requirements but also with general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the period the Board, through the Audit Committee, has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Audit Committee and Auditor

A principle of the Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditor, PricewaterhouseCoopers LLP. This obligation is satisfied through the work of the Audit Committee which is described on this page.

Relations with shareholders

Dialogue with shareholders

The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place.

The Code recognises that primary contacts are likely to be by the Chief Executive and the Finance Director but requires the Chairman and senior independent director, and other directors as appropriate, to maintain contact with major shareholders in order to understand their concerns.

The Finance Director and the Director, Investor Relations, communicate with institutional investors through analysts' briefings and extensive investor roadshows in the UK, US and continental Europe, as well as timely Stock Exchange announcements, meetings with management and site visits. Members of the Board, and in particular non-executive directors, are kept informed of investors' views in the main through distribution of analysts' and brokers' briefings. At least twice a year a report is made to the Board on the number and types of meetings between the Company and institutional shareholders. The Chairman is available in the event of shareholder concerns which cannot be addressed through management. At the time of appointment of new non-executive directors they are available to meet shareholders on request.

Constructive use of the Annual General Meeting

All directors normally attend the Company's Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders have, at previous meetings, been advised as to the level of proxy votes received including the percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands. It is intended that there shall be a poll vote on each resolution at the 2006 AGM.

It is confirmed that the Chairmen of the Audit, Remuneration and Nomination Committees were available at the 2005 AGM to answer shareholders' questions, that all directors were in attendance and that notice of the AGM and related papers were sent to shareholders twenty working days before the meeting.

Board Committees

The full terms of reference of the following Board Committees are available upon request and on the Company's website.

Audit Committee

From 1 August 2005 to 27 February 2006 the Audit Committee comprised Mr Challen, as Chairman of the Committee, Sir Nigel Broomfield, Mr Jackson, Mr O'Leary and Lord Robertson of Port Ellen. On 27 February 2006 Lord Robertson resigned from the Board, on 14 March 2006 Sir Julian Horn-Smith replaced Mr O'Leary as a member of the Committee and Sir Kevin Tebbit joined the Committee on 12 July 2006. From that date the Committee comprised Mr Challen, as Chairman of the Committee, Sir Nigel Broomfield, Mr Jackson, Sir Julian Horn-Smith and Sir Kevin Tebbit.

The Board has determined that the Committee members have the skills and experience necessary to contribute meaningfully to the Committee's deliberations. In addition, the Chairman of the Committee has requisite experience in accounting and financial management.

The Committee meets at least three times per year. Under its terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. The Committee also monitors Corporate Governance issues and, in particular, the implementation of the Company's Code of Corporate Responsibility and Business Ethics and the arrangements for employees to raise anonymously concerns about possible wrongdoing in financial reporting and other matters. It is responsible for ensuring that an appropriate relationship between the Company and the external auditor is maintained, including reviewing non-audit services and fees and implementing the Company's audit partner rotation policy. The Committee has primary responsibility for making recommendations to the Board on the appointment, reappointment and removal of the external auditor.

The Committee also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. It reviews the effectiveness of the internal audit function and is responsible for approving the appointment and removal of the Director, Internal Audit. The Committee reviews annually its terms of reference and its effectiveness and recommends to the Board any changes required as a result of such review.

In July 2006 the Board amended the Committee's terms of reference to reflect the Committee's increased emphasis upon Risk Assessment/Management and to formalise the process by which the Committee, in reviewing the effectiveness of the audit, obtains assurance that there is no relevant audit information of which the auditors are not aware.

In the year to 5 August 2006, the Audit Committee discharged its responsibilities by reviewing:

- the Group's 2005 financial statements and 2006 interim results statement prior to Board approval and the external auditor's detailed reports thereon;
- the Company's 2005 full year results restated under the International Financial Reporting Standards and a draft of the IFRS announcement released in November 2005;
- the audit fee and non-audit fees payable to the Group's external auditor;
- the external auditor's effectiveness and plan for the audit of the Group's 2005/06 accounts, which included confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- an annual report on the Group's systems of internal control and their effectiveness, reporting to the Board on the results of the review and receiving regular updates on key risk areas of financial control;
- the risks associated with major business programmes; and
- the internal audit function's terms of reference, its 2005/06 work programme and regular reports on its work during the year.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company.

No one other than the members of the Committee is entitled to be present at meetings. However, the Chairman and the non-executive directors who are not members of the Committee, the Chief Executive, Finance Director, General Counsel, Group Financial Controller, Director, Internal Audit and external auditor are normally invited to attend. Others may be invited to attend by the Committee. The papers for and Minutes of each Committee Meeting are sent to all directors. At least once a year, there is an opportunity for the external auditor, the Director, Internal Audit and the Director of Business Ethics to discuss matters with the Committee without any executive management being present. The Director, Internal Audit, the Director of Business Ethics and the external auditor have direct access to the Chairman of the Committee outside formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditor in order to ensure that objectivity and independence are maintained. Under the audit independence policy, approved by the Committee, certain non-audit services may not be provided by the external auditor, certain services require the approval of the Finance Director and other services require the approval of the Chairman of the Committee. Where the cost of the services is expected to exceed £100,000, the engagement will normally be subject to competitive tender. The external auditor has in place processes to ensure that its independence is maintained including safeguards to ensure that where it does provide non-audit services, its independence is not threatened. The external auditor has written to the Audit Committee confirming that, in its opinion, it is independent.

Remuneration Committee

During the year the Remuneration Committee comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Brydon, Sir Nigel Broomfield and Messrs Challen and O'Leary. As previously mentioned, Mr O'Leary died on 14 August 2006.

The Committee's responsibilities are described in the Directors' Remuneration Report on page 40.

The Committee meets periodically when required but at least three times per annum. No one other than the members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend. No executive is present when the Committee considers matters relating to himself or acts in matters relating to himself. Mr Brydon is absent when his own remuneration as Chairman of the Company is under discussion.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive directors' remuneration. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

Nomination Committee

From 1 August 2005 to 27 February 2006 the Nomination Committee comprised Mr Brydon, as Chairman of the Committee, Mr Jackson and Lord Robertson of Port Ellen. On 27 February 2006 Mr O'Leary replaced Lord Robertson as a member of the Committee and Sir Kevin Tebbit joined the Committee on 12 July 2006. As previously mentioned, Mr O'Leary died on 14 August 2006. From that date the Committee comprised Mr Brydon, as Chairman of the Committee, Mr Jackson and Sir Kevin Tebbit.

The Committee leads the process for identifying, and makes recommendations to the Board regarding, candidates for appointment as directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nomination Committee and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. No one other than members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external search consultants, where appropriate. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

The procedures referred to above were used by the Nomination Committee in the appointment of Sir Kevin Tebbit as a non-executive director with effect from 14 June 2006 and Mr Langston as Finance Director with effect from 6 September 2006.

Directors' remuneration report

Introduction
The Directors' remuneration report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations). A resolution will be put to shareholders at the Annual General Meeting on 21 November 2006 inviting them to approve this report.

The Committee
Throughout the period 1 August 2005 to 5 August 2006 the Remuneration Committee (the Committee) comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Brydon, Sir Nigel Broomfield and Messrs Challen and O'Leary. Mr Brydon is absent when his own remuneration as Chairman of the Company is under consideration. The Chief Executive attends meetings of the Committee by invitation; he is absent when his own remuneration is under consideration.

The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors (including their annual bonus targets and grants of share awards) and for the Chairman. The Committee's terms of reference are available for inspection on the Company's website.

The Company complied with the provisions of the Combined Code on Corporate Governance (July 2003 issue) relating to directors' remuneration throughout the period (save that, as explained on page 36, the Chairman is a member of the Committee).

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the UK.

During the year, the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition, the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, who also provided remuneration and pensions advice to the Company during the year, was appointed by the Committee. Freshfields Bruckhaus Deringer, who was appointed by the Company, also advised the Group on various discrete legal matters during the year.

The remuneration of directors is set out in tables on pages 42 and 43.

Remuneration policy
The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2006/07) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Regulations, the Company's TSR is compared with a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

Five year historical TSR performance


— Smiths
— FTSE 100
£*
Value of hypothetical £100 holding
140
120
100
80
60
Jul 01
Jul 02
Jul 03
Jul 04
Jul 05
Jul 06

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

Elements of remuneration
Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share-based incentive schemes, currently comprising the Smiths Group Sharesave Scheme, the Smiths Group Performance Share Plan (the Performance Share Plan) and the Smiths Group Co-Investment Plan (the Co-Investment Plan). The Performance Share Plan and the Co-Investment Plan were both approved at the Annual General Meeting in 2004. Executive directors continue to hold awards under predecessor schemes, being the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element and executive share incentives are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors' remuneration packages.

The first grant of awards under the Performance Share Plan to executive directors and senior executives (who consequently no longer receive grants under the 1995 Scheme) took place in December 2004, and a further grant was made in 2005. The first participation by executive directors and senior executives in the Co-Investment Plan, which replaced the Deferred Share Scheme, took place in October 2005.

Further information on the share plans is set out below.

Salary and benefits in kind
Salaries are reviewed annually for each executive director; at the August 2005 review all directors' salaries increased by 3%. The

Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

Bonuses
Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The maximum level of bonus that may be awarded for the financial year 2006/07 is 100% (Chief Executive 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Executive directors and other senior executives are eligible, if invited, to participate in the Co-Investment Plan. Under this plan, participants are able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of salary or deferred bonus in question). The applicable performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

Pensions
The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. The Company continues to apply an earnings cap, on a basis similar to the pre-2006 Inland Revenue limit, to determine the proportion of overall pension payable by the regulated pension scheme, with the balance of pension provided by the Company; these arrangements substantially represent a continuation of pre-2006 practice and involve no additional cost for the Company. In appropriate cases, the Company permits the waiver of salary and pension supplement entitlements where the arrangement does not involve additional cost for the Company. Where such waivers are made, incentives and pension entitlements continue to be calculated by reference to salaries prior to these reductions. Details of the salary supplement payments, waiver and other pension provisions are set out in the tables on pages 42 and 43.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

Share options and performance shares
The Company operates a number of share incentive schemes for executive directors and other employees.

The 1995 Scheme was approved at the Annual General Meeting in 1995 and amended in 2001. For executive directors and other senior executives the 1995 Scheme was replaced by the Performance Share Plan. The 1995 Scheme continues to cover approximately 450 executives whose awards are approved by the Committee. The operation of the 1995 Scheme is summarised on page 47.

Under the Performance Share Plan, the maximum value of share awards made annually to executive directors and other senior executives to date is 150% of base salary and the Committee intends that this should remain as the maximum value of awards. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award is subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (measured before exceptional items). For the three-year cycle commencing in 2005/06, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

The Committee considers the use of two measures, in these proportions, to be appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the Performance Share Plan. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals.

The Committee determined the threshold and maximum vesting levels operated to date after considering the Company's historic performance and future plans, and on the basis of external advice. Having recently reviewed these and other factors the Committee continues to consider that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. While vesting levels will be kept under periodic review by the Committee, it currently intends to make no change to the operation of the Performance Share Plan. There will be no retesting of the TSR and EPS performance measures.

The Smiths Group Sharesave Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the period ended 5 August 2006, executive directors exercised share options and at 5 August 2006 held unexercised options and share awards as described in the table on pages 45 to 47.

With the exception of an exercise of a Sharesave option by Dr Ferrie on 9 August 2006, and the lapse, on 9 September 2006, of the TI executive scheme option granted to Mr Lillycrop on 9 September 1996, there were no changes in the options and awards held by directors between 6 August and 29 September 2006. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings, options to acquire shares in the Company and share awards.

Remuneration

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan and also defined benefit pension arrangements, was as follows:

	2006 £000	2005 £000
Fees, salaries and benefits	**3,207**	3,732
Performance-related bonuses	**2,047**	3,189
Gain from exercise of share options	**1,488**	1,005
Incremental gain from deferred share scheme exercises	**153**	103
Vesting of contingent share payments*	**–**	1,841
Payments in lieu of pension contribution	**561**	627
	7,456	10,497

*Two directors, Mr J Langston and Mr D P Lillycrop, had respective contingent interests in 125,000 and 100,000 Smiths shares arising from contractual arrangements entered into following the merger of TI Group plc with the Company. These interests vested on 27 September 2004.

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2006 £000	2005 £000	2006 £000	2006 £000	2006 £000	2006 £000	2005 £000
Chairman							
D H Brydon	**260**	218	**20**	**–**	**–**	**280**	221
Chief Executive							
K O Butler-Wheelhouse	**811**	787	**64**	**804**	**405**	**2,084**	2,349
Executive directors							
J Ferrie	**392**	380	**65**	**230**	**156**	**843**	879
J Langston	**358**	348	**39**	**341**	**–**	**738**	841
D P Lillycrop	**342**	332	**75**	**320**	**–**	**737**	799
Non-executive directors							
Sir Nigel Broomfield	**48**	40	**–**	**–**	**–**	**48**	40
D J Challen (appointed 21/09/04)	**57**	43	**–**	**–**	**–**	**57**	43
Sir Julian Horn-Smith	**52**	45	**–**	**–**	**–**	**52**	45
P J Jackson	**63**	53	**–**	**–**	**–**	**63**	53
Sir Kevin Tebbit (appointed 14/06/06)	**6**	–	**–**	**–**	**–**	**6**	–
Former directors							
K Orrell-Jones (retired 21/09/04)	**–**	34	**–**	**–**	**–**	**–**	45
Sir Colin Chandler (retired 16/11/04)	**–**	24	**–**	**–**	**–**	**–**	24
L H N Kinet (retired 06/07/05)*	**–**	324	**–**	**–**	**–**	**–**	764
E Lindh (retired 20/01/05)*	**–**	165	**–**	**–**	**–**	**–**	415
R W O'Leary (deceased 14/08/06)	**48**	40	**–**	**–**	**–**	**48**	40
Lord Robertson of Port Ellen (resigned 27/02/06)	**32**	40	**–**	**–**	**–**	**32**	40
A M Thomson (retired 06/09/06)	**436**	423	**39**	**352**	**–**	**827**	950
	2,905	3,296	**302**	**2,047**	**561**	**5,815**	7,548

*Mr Kinet, a former director, received £531,312 in cash and benefits (including education expenses) in respect of his continued employment between 1 August 2005 and 5 July 2006. Mr Lindh, a former director, received £335,750 pursuant to a consultancy agreement operating between 1 August 2005 and 8 March 2006.

1. Shares which may be awarded under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan are as set out in the directors' share options table on pages 45 to 47.

2. The Remuneration Committee has approved arrangements under which Mr Butler-Wheelhouse and Mr Thomson have waived entitlements to certain of their emoluments in return for unfunded unapproved pension benefits of equivalent value granted by the Company. The arrangements for Mr Butler-Wheelhouse were described in last year's report. Those for Mr Thomson (which are separate from the arrangements described in note 3) were approved with effect from December 2005. In accordance with relevant legislation, the value of these unfunded unapproved pension benefits was converted into funded benefits under the Smiths Industries Pension Scheme (SIPS) in April 2006. The unfunded benefits notionally accrued a bond-like return prior to the conversion in April 2006. In connection with these arrangements Mr Butler-Wheelhouse waived £237,884 (in addition to £32,473 waived in connection with earlier arrangements) and Mr Thomson waived £120,000 during the period 1 August 2005 to 31 March 2006. From April 2006 Mr Butler-Wheelhouse and Mr Thomson continued to waive their entitlements to certain of their emoluments in return for the Company making equivalent amounts of contributions to SIPS; Mr Butler-Wheelhouse waived £71,664 and Mr Thomson £56,461. The amounts waived would otherwise have been paid to Mr Butler-Wheelhouse as payments in lieu of pension contributions and to Mr Thomson as salary. For reasons of clarity, all amounts referred to are included within the table above.

3. From October 2005 UK employees ceased making personal contributions to the relevant pension schemes. Their salaries were reduced by the amount of their previous pension contributions and the Company commenced paying the same amount directly to the pension schemes. Accordingly, the salaries of Messrs Thomson, Langston and Lillycrop were reduced by £26,969, £6,675 and £6,675 respectively. For reasons of clarity, the salaries shown in the table on page 42 for these directors are the amounts they would have been paid if they had not given up these salary entitlements.

Directors' pension entitlements
Accrued annual pension under defined benefit schemes

	Age at 5 August 2006	Accrued entitlement at 31 July 2005 £000	Directors' contributions during the year (note 2) £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 5 August 2006 (A) £000	Transfer value of accrued benefits at 31 July 2005 (B) £000	The amount of (A – B) less contributions made by the director in 2006 £000	Accrued entitlement at 5 August 2006 £000
J Langston	56	159	1	13	3,020	2,618	401	176
D P Lillycrop	50	129	1	9	1,849	1,626	222	141
A M Thomson (retired 06/09/06)	59	205	5	23	4,654	3,932	717	233

1. An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death, a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Mr Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

2. Directors' contributions were made in August and September 2005. From October 2005, in common with other UK employees participating in the relevant pension schemes, these directors ceased making personal contributions. Their salaries were reduced by an amount equal to their previous pension contributions and the Company commenced paying the same amount directly to the pension schemes. Accordingly, the salaries of Messrs Thomson, Langston and Lillycrop were reduced by £26,969, £6,675 and £6,675 respectively. The benefits provided under the relevant pension schemes were not affected by this change. Separately, as described in note 2 on page 42, additional pension benefits were provided to Mr Thomson following his waiver of a further £176,461 of salary.

3. Transfer values of the accrued benefits have been calculated in accordance with actuarial guidance (GN11), and represent the amount that the pension scheme would pay to another pension provider if the member elects to transfer all of his benefits out of the scheme. The transfer values do not represent sums payable or due to the individual directors and therefore cannot be added meaningfully to annual remuneration.

Directors' interests in the Company's shares

	Ordinary shares of 25p	
	5 August 2006	31 July 2005
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	12,000
K O Butler-Wheelhouse	**429,620**	294,540
D J Challen	**2,000**	2,000
J Ferrie	**124,898**	92,030
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0
J Langston	**94,351**	85,954
D P Lillycrop	**80,254**	77,754
R W O'Leary (deceased 14/08/06)	**0**	0
Lord Robertson of Port Ellen (resigned 27/02/06)	**1,056***	0
Sir Kevin Tebbit (appointed 14/06/06)	**0**	0†
A M Thomson (retired 06/09/06)	**138,663**	114,386

*Indicates holding at date of resignation.

†Indicates holding at date of appointment.

These interests include beneficial interests of the directors and their families in the Company's shares held in trusts and holdings through nominee companies. None of the directors has disclosed any non-beneficial interests in the Company's shares.

Dr Ferrie exercised his 2001 Issue Sharesave option on 9 August 2006 and acquired 2,775 shares at the exercise price of 608p per share. The Company has not been notified of any other changes to the holdings of the current directors, their families and any connected persons between 5 August and 26 September 2006.

Share ownership
It is the Company's policy that executive directors should, over time, acquire a shareholding with a value equal to at least one and a half years' gross salary.

Service contracts
The Company's policy is that executive directors are employed on terms which include a one-year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 62, increased from age 60 in November 2003), but may be terminated by 12 months' notice given by the Company or six months' notice given by Mr Butler-Wheelhouse. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the Company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Messrs Langston and Lillycrop are employed under service contracts with the Company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by the director concerned. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, the Company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Dr Ferrie is employed under a service contract with the Company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 61, increased from age 60 in September 2005), but may be terminated by 12 months' notice given by the Company or six months' notice given by Dr Ferrie. There are no specific termination provisions in Dr Ferrie's service contract. In case of early termination, the Company may be liable to pay an amount in damages, having regard to salary and other benefits he would have received had he served out his notice period and taking into account his duty to mitigate his loss.

With effect from 1 October 2006 the retirement ages stated above will be subject to the provisions of the Employment Equality (Age) Regulations 2006.

External appointments
Subject to the overriding requirements of the Company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

The total amounts of fees earned in the period to 5 August 2006 by Dr Ferrie and Mr Thomson in respect of non-executive directorships elsewhere were £17,600 and £45,000 respectively.

Chairman and non-executive directors
Non-executive directors (which term excludes the Chairman) were paid fees totalling £306,000 in the period 1 August 2005 to 5 August 2006. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was £47,500 per annum. The Chairman and the non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The Chairman and the non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

Auditable part
The directors' remuneration tables and accompanying notes on page 42, the directors' pensions table and accompanying notes on page 43, and the directors' share options table on pages 45 to 47 have been audited.

The Directors' remuneration report has been approved by the Board and signed on its behalf by:

Sir Julian Horn-Smith
29 September 2006

Directors' share options and long-term share plans

		Options and awards held on 5 August 2006	Options and awards held on 31 July 2005	Option and award data					Options exercised 2005/06				
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
K O Butler-Wheelhouse	95 ESOS	645	68,043	A	823.00p	25/10/96	25/10/99	25/10/06	08/05/06	67,398	823.00p	823.00p	1,000.00p
		0	83,540	A	934.00p	17/10/97	17/10/00	17/10/07	08/05/06	83,540	934.00p	934.00p	1,000.00p
		0	122,718	A	765.00p	21/10/98	21/10/01	21/10/08	08/05/06	122,718	765.00p	765.00p	1,000.00p
		0	16,806	A	858.50p	01/10/99	01/10/02	01/10/09	08/05/06	16,806	858.50p	858.50p	1,000.00p
		0	53,230	A	807.00p	01/12/00	01/12/03	01/12/10	08/05/06	53,230	807.00p	807.00p	1,000.00p
		0	47,800	A	790.00p	19/04/01	19/04/04	19/04/11	08/05/06	47,800	790.00p	790.00p	1,000.00p
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12					
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12					
		112,500	112,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		112,500	112,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		113,125	113,125	B	669.00p	01/10/03	01/10/06	01/10/13					
		113,125	113,125	C	669.00p	01/10/03	01/10/06	01/10/13					
	PSP	100,746	100,746	D	n/a	07/12/04	07/12/07	07/12/07					
		50,373	50,373	E	n/a	07/12/04	07/12/07	07/12/07					
		86,548	0	D	n/a	07/10/05	07/10/08	20/10/08					
		43,274	0	E	n/a	07/10/05	07/10/08	20/10/08					
	CIP	125,937	0	F	n/a	25/10/05	25/10/08	25/10/08					
	SAYE	2,964	2,964		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	29,507		0.10p	24/10/02	24/10/05	24/09/09	08/05/06	29,507	0.10p	720.50p	1,000.00p
		45,396	45,396		0.10p	24/10/03	24/10/06	24/09/10					
		58,987	58,987		0.10p	07/12/04	07/12/07	07/11/11					
J Ferrie	95 ESOS	0	55,424	A	765.00p	11/04/00	11/04/03	11/04/10	06/01/06	55,424	765.00p	765.00p	1,023.00p
		0	31,895	A	807.00p	01/12/00	01/12/03	01/12/10	08/05/06	31,895	807.00p	807.00p	1,000.00p
		0	42,700	A	790.00p	19/04/01	19/04/04	19/04/11	08/05/06	42,700	790.00p	790.00p	1,000.00p
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12					
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12					
		54,250	54,250	B	654.00p	02/10/02	02/10/05	02/10/12					
		54,250	54,250	C	654.00p	02/10/02	02/10/05	02/10/12					
		54,500	54,500	B	669.00p	01/10/03	01/10/06	01/10/13					
		54,500	54,500	C	669.00p	01/10/03	01/10/06	01/10/13					
	PSP	48,659	48,659	D	n/a	07/12/04	07/12/07	07/12/07					
		24,330	24,330	E	n/a	07/12/04	07/12/07	07/12/07					
		41,802	0	D	n/a	07/10/05	07/10/08	20/10/08					
		20,901	0	E	n/a	07/10/05	07/10/08	20/10/08					
	CIP	31,571	0	F	n/a	25/10/05	25/10/08	25/10/08					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	0	10,473		0.10p	24/10/02	24/10/05	24/09/09	25/10/05	10,473	0.10p	720.50p	901.23p
		19,028	19,028		0.10p	24/10/03	24/10/06	24/09/10					
		26,852	26,852		0.10p	07/12/04	07/12/07	07/11/11					
J Langston	95 ESOS	0	42,700	A	790.00p	19/04/01	19/04/04	19/04/11	08/05/06	42,700	790.00p	790.00p	1,000.00p
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	50,000	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	50,000	C	669.00p	01/10/03	01/10/06	01/10/13					
	PSP	44,547	44,547	D	n/a	07/12/04	07/12/07	07/12/07					
		22,274	22,274	E	n/a	07/12/04	07/12/07	07/12/07					
		38,269	0	D	n/a	07/10/05	07/10/08	20/10/08					
		19,135	0	E	n/a	07/10/05	07/10/08	20/10/08					
	CIP	51,680	0	F	n/a	25/10/05	25/10/08	25/10/08					
	SAYE	1,795	1,795		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	0	9,147		0.10p	24/10/02	24/10/05	24/09/09	25/10/05	9,147	0.10p	720.50p	901.23p
		18,091	18,091		0.10p	24/10/03	24/10/06	24/09/10					
		17,922	17,922		0.10p	07/12/04	07/12/07	07/11/11					
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07					
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07					
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08					
		0	4,918		849.79p	06/08/98	06/08/01	06/08/08	09/01/06	4,918	849.79p	849.79p	1,011.50p
		0	51,401		943.31p	11/03/99	11/03/02	11/03/09	09/01/06	51,401	943.31p	943.31p	1,011.50p
	TI 99 ESOS	0	61,485		907.23p	24/05/99	24/05/02	24/05/09	09/01/06	61,485	907.23p	907.23p	1,011.50p

Director	Scheme	Options and awards held on 5 August 2006	Options and awards held on 31 July 2005	Option and award data					Options exercised 2005/06				
		Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
D P Lillycrop	95ESOS	0	42,700	A	790.00p	19/04/01	19/04/04	19/04/11	08/05/06	42,700	790.00p	790.00p	1,000.00p
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		47,500	47,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		47,500	47,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		47,750	47,750	B	669.00p	01/10/03	01/10/06	01/10/13					
		47,750	47,750	C	669.00p	01/10/03	01/10/06	01/10/13					
	PSP	42,491	42,491	D	n/a	07/12/04	07/12/07	07/12/07					
		21,246	21,246	E	n/a	07/12/04	07/12/07	07/12/07					
		36,503	0	D	n/a	07/10/05	07/10/08	20/10/08					
		18,252	0	E	n/a	07/10/05	07/10/08	20/10/08					
	CIP	45,362	0	F	n/a	25/10/05	25/10/08	25/10/08					
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08					
		1,185	1,185		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	8,876		0.10p	24/10/02	24/10/05	24/09/09	25/10/05	8,876	0.10p	720.50p	901.23p
		14,219	14,219		0.10p	24/10/03	24/10/06	24/09/10					
		21,750	21,750		0.10p	07/12/04	07/12/07	07/11/11					
	TI 90 ESOS	0	2,459		1,058.18p	15/04/96	15/04/99	15/04/06					
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06					
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07					
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07					
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08					
		0	17,953		849.79p	06/08/98	06/08/01	06/08/08	12/01/06	17,953	849.79p	849.79p	1,009.50p
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	0	61,731		907.23p	24/05/99	24/05/02	24/05/09	12/01/06	61,731	907.23p	907.23p	1,009.50p
A M Thomson	95 ESOS	0	20,569	A	632.00p	20/12/95	20/12/98	20/12/05	14/12/05	20,569	632.00p	632.00p	1,008.50p
		0	22,989	A	823.00p	25/10/96	25/10/99	25/10/06	08/05/06	22,989	823.00p	823.00p	1,000.00p
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07					
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08					
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09					
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10					
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11					
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12					
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12					
		60,500	60,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		60,500	60,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		60,875	60,875	B	669.00p	01/10/03	01/10/06	01/10/13					
		60,875	60,875	C	669.00p	01/10/03	01/10/06	01/10/13					
	PSP	54,142	54,142	D	n/a	07/12/04	07/12/07	07/12/07					
		27,071	27,071	E	n/a	07/12/04	07/12/07	07/12/07					
		46,512	0	D	n/a	07/10/05	07/10/08	20/10/08					
		23,256	0	E	n/a	07/10/05	07/10/08	20/10/08					
	CIP	55,414	0	F	n/a	25/10/05	25/10/08	25/10/08					
	SAYE	0	2,775		608.00p	10/05/01	01/08/06	01/02/07	01/08/06	2,775	608.00p	822.50p	894.00p
	DSS	0	10,652		0.10p	24/10/02	24/10/05	24/09/09	25/10/05	10,652	0.10p	720.50p	901.23p
		15,709	15,709		0.10p	24/10/03	24/10/06	24/09/10					
		22,771	22,771		0.10p	07/12/04	07/12/07	07/11/11					

Key

95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
PSP	The Smiths Group Performance Share Plan
CIP	The Smiths Group Co-Investment Plan
SAYE	The Smiths Group Sharesave Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

Performance tests

A	Total Shareholder Return of the Company versus the Total Return of FTSE General Industrials Index
B	EPS growth versus UK RPI Index + 3% p.a.
C	EPS growth versus UK RPI Index + 4% p.a.
D	Earnings Per Share growth test (see above)
E	Total Shareholder Return rank test (see above)
F	Return on Capital Employed test (see above)

* The Vesting Dates shown above in respect of options granted under the 95 ESOS and awards made under the PSP and CIP are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of an option under the Smiths Group Sharesave Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date on which employees are invited to participate in the grant. The market prices for Deferred Share Scheme options are actual prices paid for the matching shares purchased by the optionholders.

† Mid-market closing quotation from the London Stock Exchange Daily Official List or actual sale price, if applicable.

Notes

The high and low market prices of the ordinary shares during the period 1 August 2005 to 4 August 2006 were 1068p and 820p respectively.

The mid-market closing price on 31 July 2005 was 958.5p and on 4 August 2006 was 897.5p.

The mid-market closing prices of a Smiths share on the dates of awards made under the PSP and CIP in the 2005/06 financial year were 937p (PSP award on 07/10/05) and 886.5p (CIP award on 25/10/05).

Of the 2.096m shares under options granted to and held by directors under the executive and savings-related share option schemes operated by the Company at 5 August 2006, 1.921m shares were granted at exercise prices above the market price of a Smiths Group share on 26 September 2006 (886.5p) and 0.175m shares were at exercise prices below the market price on that date.

None of the options or awards listed above was subject to any payment on grant.

The option granted to Mr D P Lillycrop under the TI 90 ESOS on 15 April 1996 lapsed on the 10th anniversary of the date of grant: no other options or awards held by any director lapsed during the period 1 August 2005 to 5 August 2006.

No other Director held any options over the Company's shares during the period 1 August 2005 to 5 August 2006.

On 9 August 2006 Dr J Ferrie exercised his 2001 Issue SAYE option. The option granted to Mr D P Lillycrop under the TI 90 ESOS on 9 September 1996 lapsed on the 10th anniversary of the date of grant. No other options or awards have been granted or exercised or have lapsed during the period 6 August to 26 September 2006.

Executive directors received their final grants of options under the 95 ESOS in October 2003. From 2004 senior executives, including directors, receive awards under the PSP. The final grant of options under the DSS was issued in December 2004: the DSS has been replaced by the CIP.

Options granted under the 95 ESOS can only be exercised after three years if a performance requirement, determined by the Remuneration Committee, has been met. Options granted under the 95 ESOS up to 2001 were subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share. If the performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year. The performance requirement is that the growth in the Company's normalised earnings per share over the three/four/five financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary).

Under the DSS executive directors were able to use their after tax bonus to purchase the Company's shares at the prevailing market price. At the end of a three year period, if the Director is still in office, he can exercise an option granted to him over matching shares, in respect of any shares retained for that period. The number of matching shares awarded was determined by the Committee at the end of the year in which the bonus was earned by reference to annual bonus, and other corporate financial criteria. The last grant under the DSS was made on 7 December 2004, in respect of bonus earned in the year to 31 July 2004, and matched shares purchased in the market by the grantee on that day. At 5 August 2006 the trustee of the DSS held 670,086 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £6.01m and dividends of approximately £228,229 were waived in the year in respect of the shares.

There are no performance criteria for the SAYE, DSS, the TI 90 ESOS or the TI 99 ESOS.

Special provisions permit early exercise of options and vesting of awards in the event of retirement; redundancy; death; etc.

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the year, and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state that the consolidated financial statements comply with International Financial Reporting Standards, and the Parent Company Financial Statements comply with UK GAAP;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

Independent auditor's report to the members of Smiths Group plc

We have audited the Group financial statements of Smiths Group plc for the period ended 5 August 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash-flow statement, the consolidated statement of recognised income and expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company financial statements of Smiths Group plc for the period ended 5 August 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the Directors' Report is not consistent with the Group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Statement, the Summary Performance Statement, the Operating and Financial Review, the Directors' Report, the Corporate Governance Statement, the Statement of Directors' Responsibilities and the Five Year Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 5 August 2006 and of its profit and cash-flows for the period then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London

29 September 2006

Notes

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated income statement

	Note	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Revenue	1	**3,522.9**	3,005.4
Cost of sales		**(2,111.2)**	(1,814.7)
Gross profit		**1,411.7**	1,190.7
Sales and distribution costs		**(354.7)**	(283.3)
Administrative expenses			
- normal activities		**(587.8)**	(534.1)
- impairment of financial asset		**(325.0)**	
Profit on disposal of businesses	29	**16.4**	8.7
Operating profit	2	**160.6**	382.0
Interest receivable		**4.2**	15.0
Interest payable		**(58.4)**	(38.2)
Other financing losses		**(0.5)**	(4.2)
Other finance income – retirement benefits		**27.6**	11.3
Finance costs	5	**(27.1)**	(16.1)
Share of post-tax losses of associated companies		**(1.1)**	
Profit before taxation		**132.4**	365.9
Comprising			
– headline profit before taxation	3	**492.1**	403.8
– exceptional operating items	4	**(14.5)**	(28.0)
– amortisation of acquired intangible assets	11	**(16.9)**	(5.7)
- financing losses		**(3.3)**	(4.2)
– impairment of financial asset		**(325.0)**	
		132.4	365.9
Taxation	6	**(108.2)**	(94.1)
Profit for the period attributable to equity shareholders of the Parent Company		**24.2**	271.8
Earnings per share	8		
Basic		**4.3p**	48.3p
Diluted		**4.2p**	48.2p

Consolidated statement of recognised income and expense

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Exchange (loss)/gain	**(113.1)**	50.2
Taxation recognised on exchange losses		
– current		5.9
– deferred	**(7.4)**	
Actuarial gains/(losses) on retirement benefit schemes	**94.5**	(23.4)
Taxation recognised on actuarial gains/(losses) – deferred	**(24.0)**	11.8
Fair value gains/(losses):		
– on cash-flow hedges	**12.7**	
– on net investment hedges	**17.1**	
Net (cost)/income recognised directly in equity	**(20.2)**	44.5
Profit for the period	**24.2**	271.8
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc	**4.0**	316.3
Effect of change in accounting policy (IAS 32 and IAS 39)	**2.9**	

As permitted by 'IFRS 1 First Time Adoption of International Reporting Standards', the Group has adopted 'IAS 32 Financial Instruments: Disclosure and Presentation' and 'IAS 39 Financial Instruments: Recognition and Measurement' with effect from 1 August 2005 with no restatement of comparative information. This increased shareholders equity by £2.9m at 1 August 2005.

Consolidated balance sheet

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets	11	**1,530.6**	1,481.7
Property, plant and equipment	12	**497.8**	502.8
Investment accounted for using the equity method	13	**14.0**	
Financial assets – other investments	14	**0.8**	328.5
Retirement benefit assets	9	**183.7**	134.6
Deferred tax assets	6	**92.3**	117.8
Trade and other receivables	16	**16.8**	24.7
Financial derivatives	20	**6.2**	
		2,342.2	2,590.1
Current assets			
Inventories	15	**558.4**	564.2
Trade and other receivables	16	**724.4**	720.5
Cash and cash equivalents	17	**120.6**	60.9
Financial derivatives	20	**26.1**	
Total assets		**3,771.7**	3,935.7
Non-current liabilities			
Financial liabilities:			
– borrowings	19	**(862.3)**	(937.7)
– financial derivatives	20	**(4.4)**	
Provisions for liabilities and charges	21	**(26.5)**	(26.4)
Retirement benefit obligations	9	**(235.8)**	(371.2)
Deferred tax liabilities	6	**(49.7)**	(19.9)
Trade and other payables	18	**(114.8)**	(133.2)
		(1,293.5)	(1,488.4)
Current liabilities			
Financial liabilities:			
– borrowings	19	**(185.0)**	(54.0)
– financial derivatives	20	**(4.9)**	
Provisions for liabilities and charges	21	**(81.8)**	(64.1)
Trade and other payables	18	**(699.5)**	(684.6)
Current tax payable		**(144.1)**	(160.8)
Total liabilities		**(2,408.8)**	(2,451.9)
Net assets		**1,362.9**	1,483.8
Shareholders' equity			
Share capital	24	**141.8**	140.9
Share premium account	25	**224.1**	197.5
Revaluation reserve	25	**1.7**	1.7
Merger reserve	25	**234.8**	234.8
Retained earnings	25	**734.0**	908.9
Hedge reserve	25	**26.5**	
Total shareholders' equity		**1,362.9**	1,483.8

The accounts on pages 50 to 96 were approved by the Board of Directors on 29 September 2006 and were signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

John Langston
Finance Director

Consolidated cash-flow statement

	Note	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Net cash inflow from operating activities	27	389.1	319.3
Cash-flows from investing activities			
Expenditure on capitalised development		(102.0)	(67.4)
Expenditure on other intangible assets		(25.1)	(14.3)
Purchases of property, plant and equipment	12	(111.2)	(99.9)
Disposals of property, plant and equipment		12.2	9.3
Acquisition of businesses	28	(54.2)	(410.0)
Disposals of businesses	29	8.3	0.5
Net cash-flow used in investing activities		(272.0)	(581.8)
Cash-flows from financing activities			
Proceeds from issue of ordinary share capital	26	27.3	14.6
Dividends paid to equity shareholders	7	(167.0)	(154.5)
Increase in new borrowings		73.5	287.7
Reduction and repayment of borrowings		(115.9)	(249.3)
Net cash-flow used in financing activities		(182.1)	(101.5)
Net decrease in cash and cash equivalents		(65.0)	(364.0)
Cash and cash equivalents at 1 August		11.9	421.0
Exchange differences		2.0	(45.1)
Cash and cash equivalents at end of period	17	(51.1)	11.9
Cash and cash equivalents at end of period comprise:			
– cash at bank and in hand		102.3	51.1
– short-term deposits		18.3	9.8
– bank overdrafts		(171.7)	(49.0)
		(51.1)	11.9

Accounting policies

Basis of preparation
The accounts have been prepared in accordance with the Companies Act 1985 applicable to companies reporting under International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as adopted by the European Union in response to the IAS regulation (EC 1606/2002), under the historic cost convention modified to include revaluation of certain financial instruments, as described below. For Smiths Group plc there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

The preparation of the accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on historical experience and various other factors that are believed reasonable in the circumstances and constitute management's best judgement at the date of the financial statements. Actual results could differ from these estimates.

The accounts have been prepared in accordance with the accounting policies, as described below. These accounts are the first accounts following the implementation of IFRS as adopted by the EU. The information for the year ended 31 July 2005, previously reported to shareholders under UK Generally Accepted Accounting Principles (UK GAAP) has been restated to conform to IFRS.

'IFRS 1 First Time Adoption of International Financial Reporting Standards', permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. The Company has adopted the following key exemptions:

- financial instruments – the Company has elected to adopt 'IAS 32 Financial Instruments: Disclosure and Presentation' and 'IAS 39 Financial Instruments: Recognition and Measurement' with effect from 1 August 2005. Financial instruments in the comparative period presented in the accounts (ie the year ended 31 July 2005) are recorded on the UK GAAP basis applicable in that year;
- business combinations – business combinations prior to the transition date (1 August 2004) have not been restated to an IFRS basis. This means consequently that the merger of Smiths Industries plc and TI Group plc in December 2000 continues to be accounted for as a merger; and
- cumulative translation differences – the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.

The reconciliations between the amounts previously reported under UK GAAP and the amounts reported under IFRS for:

- profit for the year ended 31 July 2005; and
- shareholders' equity at 1 August 2004 and 31 July 2005 (except in respect of IAS 32 and IAS 39)

are set out on pages 90 to 96.

A further reconciliation has been included in note 26 to illustrate the effect of adopting IAS 32 and IAS 39, as of 1 August 2005.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings, together with the Group's share of the results of its associates.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which this power is transferred to the Company. They are de-consolidated from the date that control ceases.

Associates are entities over which the Group has significant influence but does not control, generally accompanied by a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method.

Foreign currencies
The Company's presentational currency is sterling. The results and financial position of all subsidiaries and associates that have a functional currency different from sterling are translated into sterling as follows:

- assets and liabilities are translated at the rate of exchange at the date of that balance sheet;
- income and expenses are translated at average exchange rates for the period; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, the cumulative amount of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Exchange differences arising in the accounts of individual companies are dealt with in their respective income statements. Those arising on trading transactions are taken to operating profit; those arising on borrowings are classified as finance income or cost.

Revenue
Revenue comprises the fair value for the sale of goods and services, net of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term contracts. Revenue is recognised when the risks and rewards of the underlying sale have been transferred to the customer, which is usually where title passes.

Long-term funded contracts
Where the outcome of a contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. The Group uses the 'percentage of completion method' to determine the appropriate amount to recognise in a given period. The assessment of the stage of completion is dependent on the nature of the contract, but will generally be based on the extent to which the Company has obtained the right to consideration in exchange for performance under the contract. If a contract is expected to be loss-making, a provision is recognised for the entire loss.

Employee benefits

Pension obligations and post-retirement benefits
The Company has both defined benefit and defined contribution plans.

For defined benefit plans the liability for each scheme recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the period in which they occur, outside of the income statement and are presented in the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Contributions are expensed as incurred.

The Group also has certain post-retirement healthcare schemes which are accounted for on a similar basis to the defined benefit plans.

Share-based compensation
The Company operates a number of equity-settled and cash-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of shares or share options is recognised as an expense. For equity-settled share-based payments the total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or share options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). For cash-settled share-based payments a liability equal to the proportion of the services received is recognised at the current fair value determined at each balance sheet date. Fair value is determined by reference to option pricing models, principally Binomial models.

The Company has applied the requirements of 'IFRS 2 Share-based Payment'. In accordance with the transitional provisions, IFRS 2 has been applied only to grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

Exceptional operating items

Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately within the line 'exceptional operating items'. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

- profits/(losses) on disposal of businesses;
- spend on the integration of significant acquisitions; and
- significant goodwill or other asset impairments.

Intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Goodwill arising from acquisitions of subsidiaries after 1 August 1998 is included in intangible assets, is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill arising from acquisitions of subsidiaries before 1 August 1998, which was set against reserves in the year of acquisition under UK GAAP, has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the related entity, in accordance with IFRS 1.

Goodwill is tested for impairment at least annually or whenever there is an indication that the asset may be impaired. Any impairment is recognised immediately in the income statement. Subsequent reversals of impairment losses for goodwill are not recognised.

Research and development
Expenditure on research and development is charged to the profit and loss account in the year in which it is incurred with the exception of:

- amounts recoverable from third parties; and
- expenditure incurred in respect of the development of certain major new product projects where the outcome of those projects is assessed as being reasonably certain as regards viability and technical feasibility. Such expenditure is capitalised and amortised over the expected useful life of the development, being the estimated period of sale for each product, commencing in the year sales of the product are first made.

Other intangible assets
The identifiable net assets acquired as a result of a business combination may include intangible assets other than goodwill. Any such intangible assets are amortised over their expected future lives unless they are regarded as having an indefinite life, in which case they are not amortised, but subjected to annual impairment testing in a similar manner to goodwill.

The estimated useful lives are as follows:

Patents, licences and trademarks	up to 20 years
Technology	7 to 12 years
Customer relationships	up to 7 years

Property plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any recognised impairment losses.

Land is not depreciated. Depreciation is provided on other assets estimated to write off the depreciable amount of relevant assets by equal annual instalments over their estimated useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No borrowing costs are capitalised as part of property, plant and equipment.

Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade and other receivables
Trade and other receivables are stated at cost after deducting adequate provision for doubtful debts.

Cash and cash equivalents
Cash and cash equivalents include cash at bank and in hand, highly liquid interest-bearing securities with maturities of three months or less, and bank overdrafts.

Provisions
Provisions for warranties and product liability, disposal indemnities, restructuring costs, vacant leasehold property and legal claims are recognised when; the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, for example where a warranty provision has been given, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease, or the termination payment, if smaller.

Taxation
The charge for taxation is based on profits for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided in full using the balance sheet liability method. A deferred tax asset is recognised where it is probable that future taxable income will be sufficient to utilise the available relief. Tax is charged or credited to the income statement except when it relates to items charged or credited directly to equity, in which case the tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are not discounted.

Financial assets
Financial assets are initially recognised at fair value (ie original cost plus transaction costs) when the Group becomes party to contractual obligations. They are no longer recognised when the right to receive cash-flows from the assets has expired or been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

The subsequent measurement of financial assets depends on their classification. They are classified as either loans and receivables; held to maturity investments; available-for-sale financial assets; or financial assets where changes in fair value are charged (or credited) to the income statement. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition and re-evaluates their designation at each reporting date.

Loans and receivables and held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets where changes in fair value are charged (or credited) to the income statement are subsequently measured at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

Financial assets are classified as current if they are expected to be realised within 12 months of the balance sheet date.

Financial liabilities
Borrowings made by the Company are initially recognised at fair value, net of related transaction costs. These transaction costs and any discount or premium on issue are subsequently amortised under the effective yield method through the income statement as interest over the life of the loan, and added to the liability disclosed in the balance sheet. Related accrued interest is included in the borrowings figure.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least one year after the balance sheet date.

Derivative financial instruments and hedging activities
The Company has adopted IAS 39 from 1 August 2005. Adjustments have been made to the opening balance sheet at 1 August 2005 for

the adoption of IAS 39; these are shown separately in the Group statement of changes in equity. Comparative figures for the year ended 31 July 2005 have not been restated to reflect IAS 39 as permitted by IFRS 1. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash-flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity reserves and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash-flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at their fair value. Unrealised gains and losses on these embedded derivatives are recognised in the income statement.

IAS 32 and IAS 39 were adopted by the Company on 1 August 2005. Information relating to financial instruments for periods prior to 31 July 2005 remains as reported under UK GAAP:

- receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instruments; and
- foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange.

Dividends
Dividends are recognised as a liability in the period in which they are declared, and in the case of the final dividend, approved by shareholders at the Annual General Meeting.

Recent accounting developments
The following IFRS and IFRIC interpretation have been issued by the IASB and are likely to affect future Annual report and accounts.

'IFRS 7 Financial Instruments: Disclosures' was issued in August 2005 and is required to be implemented by the Company from 1 August 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments, and is not expected to have a material effect on the Group's disclosures.

'IFRIC 4 Determining whether an Arrangement contains a lease' was issued in December 2004 and is required to be implemented by the Company from 1 August 2006. The interpretation requires arrangements which may have the nature, but not the legal form, of a lease to be accounted for in accordance with 'IAS 17 Leases'. This interpretation is not expected to have a material impact on the Group.

Parent Company
The accounts of the parent company, Smiths Group plc, have been prepared in accordance with UK GAAP. The Company accounts are presented in separate financial statements on pages 100 to 108.

The principal subsidiaries of the parent company are listed in the above accounts.

The ultimate parent company of the Group is Smiths Group plc, a company incorporated in England, and listed on the London Stock Exchange.

Significant judgements, key assumptions and estimates
An explanation of the significant judgements, key assumptions and estimates used in producing this set of financial statements is set out in the Operating and Financial Review on page 21.

Notes to the accounts

1 Segment information

Analysis by business segment

For management purposes, the Group is organised into four business segments – Aerospace, Detection, Medical and Specialty Engineering. These business segments are the basis on which the Group reports its primary segment information. For reporting purposes Specialty Engineering is analysed into two segments: John Crane and Specialty – Other.

Period ended 5 August 2006

	Aerospace £m	Detection £m	Medical £m	Specialty Engineering: John Crane £m	Specialty Engineering: Specialty – Other £m	Total £m
Revenue	1,299.7	411.8	737.0	518.4	556.0	3,522.9
Headline operating profit	152.4	76.5	137.5	69.4	84.0	519.8
Exceptional operating items	(1.7)	5.4	(17.2)	5.6	(6.6)	(14.5)
Amortisation of acquired intangible assets	(3.9)	(0.4)	(11.2)	(0.3)	(1.1)	(16.9)
Financing losses	(1.0)	(0.3)	(0.6)	(0.4)	(0.5)	(2.8)
	145.8	81.2	108.5	74.3	75.8	485.6
Impairment of financial assets						(325.0)
Operating profit						160.6
Net finance costs						(27.1)
Share of post-tax losses of associated companies						(1.1)
Profit before taxation						132.4
Taxation						(108.2)
Profit for the period						24.2

Year ended 31 July 2005

	Aerospace £m	Detection £m	Medical £m	Specialty Engineering: John Crane £m	Specialty Engineering: Specialty – Other £m	Total £m
Revenue	1,146.2	366.5	563.3	463.2	466.2	3,005.4
Headline operating profit	132.4	69.0	87.7	62.5	64.1	415.7
Exceptional operating items	(11.4)		(25.3)	2.4	6.3	(28.0)
Amortisation of acquired intangible assets	(1.1)		(4.6)			(5.7)
Operating profit	119.9	69.0	57.8	64.9	70.4	382.0
Net finance costs						(16.1)
Profit before taxation						365.9
Taxation						(94.1)
Profit for the year						271.8

The Group's revenue is analysed as follows:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Sale of goods	3,240.9	2,797.4
Construction contracts	218.0	160.0
Services	64.0	48.0
	3,522.9	3,005.4

1 Segment information continued

The following table provides information relating to depreciation, amortisation and other significant non-cash expenditures (excluding impairments) included in the divisional operating costs above:

	Period ended 5 August 2006				Year ended 31 July 2005			
	Depreciation £m	Amortisation £m	Goodwill and other asset impairments £m	Other non-cash expenses (excluding impairments) £m	Depreciation £m	Amortisation £m	Goodwill impairment £m	Other non-cash expenses (excluding impairments) £m
Aerospace	**28.2**	**19.4**		**6.0**	28.9	16.8	11.4	2.4
Detection	**6.6**	**1.9**		**1.9**	6.1	1.3		0.7
Medical	**24.2**	**15.5**	**1.8**	**3.4**	15.5	7.7		15.2
Specialty Engineering:								
John Crane	**10.0**	**1.2**		**2.4**	9.8	1.2		1.0
Specialty – Other	**10.2**	**1.6**		**2.6**	11.4	0.7		1.0
	79.2	**39.6**	**1.8**	**16.3**	71.7	27.7	11.4	20.3

The table above excludes £325m of impairment charges not allocated to divisions.

Capital expenditure

(Comprises additions of property, plant and equipment and intangible assets.)

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Aerospace	**169.9**	113.7
Detection	**10.9**	14.4
Medical	**37.9**	31.8
Specialty Engineering:		
John Crane	**17.1**	11.9
Specialty – Other	**17.1**	10.5
	252.9	182.3

Balance sheet

	2006 £m	2005 £m
Assets		
Aerospace	**1,213.1**	1,177.0
Detection	**558.0**	526.9
Medical	**885.8**	978.0
Specialty Engineering:		
John Crane	**265.4**	263.7
Specialty – Other	**391.2**	354.0
Operating assets by segment	**3,313.5**	3,299.6
Unallocated corporate assets*	**337.6**	575.2
Cash and cash equivalents	**120.6**	60.9
Total assets	**3,771.7**	3,935.7
Liabilities		
Aerospace	**424.6**	425.5
Detection	**143.9**	118.6
Medical	**120.0**	139.4
Specialty Engineering:		
John Crane	**141.2**	141.1
Specialty – Other	**117.0**	91.5
Operating liabilities by segment	**946.7**	916.1
Unallocated corporate liabilities*	**414.8**	544.1
Borrowings	**1,047.3**	991.7
Total liabilities	**2,408.8**	2,451.9

*Unallocated corporate assets and liabilities comprise assets and liabilities not directly attributable to the operating activities.

1 Segment information continued

Analysis by geographical location

The Group's revenue by destination is shown below:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
United Kingdom	**330.5**	310.0
North America	**2,062.4**	1,699.2
Europe	**617.7**	531.4
Other overseas	**512.3**	464.8
	3,522.9	3,005.4

The following analysis shows the carrying amounts of the Group's assets, and additions to intangible assets and property, plant and equipment.

	Segment assets	Segment assets	Additions to intangible assets and property, plant and equipment	
	2006 £m	2005 £m	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
United Kingdom	**831.3**	999.9	**68.5**	48.9
North America	**2,096.2**	2,236.8	**164.1**	110.5
Europe	**568.3**	512.3	**11.4**	14.2
Other overseas	**155.3**	125.8	**8.9**	8.7
	3,651.1	3,874.8	**252.9**	182.3
Cash and cash equivalents	**120.6**	60.9		
	3,771.7	3,935.7	**252.9**	182.3

2 Operating profit is after charging

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Employee costs (note 10)	**1,094.0**	971.9
Depreciation of property, plant and equipment (including impairment in 2006: £1.8m)	**81.0**	71.7
Amortisation of intangible assets	**39.6**	27.7
Impairment of goodwill		11.4
Impairment losses recognised in the period on receivables	**1.2**	1.4
Research and development expense	**108.4**	101.0
Operating leases		
– land and buildings	**22.2**	21.9
– other	**8.8**	8.1
Fair value movements on derivatives		
– embedded	**3.4**	
– held for trading	**(0.6)**	
Amounts paid to PricewaterhouseCoopers:		
Audit fees (including £0.1m (2005: £0.1m) for Parent Company)	**4.7**	4.2
Audit related services	**0.5**	0.8
Other assurance services		
– due diligence		0.9
– vendor assistance	**0.1**	
– other	**0.3**	0.4
Taxation		
– compliance services	**0.4**	0.3
– advisory services	**0.3**	0.5
Other fees	**0.1**	0.1

3 Headline profit measures
The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as 'headline' and is used by management to measure and monitor performance. Normal restructuring costs are charged against profits.

The following items have been excluded from the headline measure:

- exceptional items including impairments (note 4);
- amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and
- other financing gains and losses – these represent the results of derivatives and other financial instruments which do not fall to be hedge accounted under IAS 39 and do not form part of the Group's financing strategy. These items are included either within operating profit or profit before taxation depending on the nature of the transaction. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

4 Exceptional operating items
Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately within the line 'exceptional operating items'. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

- profits/(losses) on disposal of businesses;
- spend on the integration of significant acquisitions; and
- significant goodwill or other asset impairments.

An analysis of the items presented as exceptional in these financial statements is given below:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Integration of acquisitions	**(18.7)**	(10.4)
Patent dispute settlement		(14.9)
Class action settlement	**(12.2)**	
Profit on disposal of businesses (note 29)	**16.4**	8.7
Impairment of goodwill		(11.4)
	(14.5)	(28.0)

Period ended 5 August 2006
Restructuring costs in connection with the integration of Medex amounting to £18.7m (2005: £10.4m) have been incurred in the period.

Along with three other companies, Titeflex Corporation, a US subsidiary, has settled an industry-wide class action with respect to its corrugated stainless steel tubing product in the US. The settlement is a compromise of disputed claims and does not imply any admission of liability. The company stands by the safety of this product, and has entered into this agreement solely to avoid the future expense, disruption and burden of protracted litigation. The exceptional charge of £12.2m covers all legal fees and administrative costs, and an estimate for a contribution to certain homeowners towards remedial costs connected with the tubing.

Profit on disposal of businesses includes £11.2m relating to the release of provisions and accruals made in respect of prior-year disposals, the warranties and attendant issues for which they were created having been satisfactorily resolved.

Year ended 31 July 2005
£14.9m was charged to exceptional operating items in respect of a patent dispute relating to the Cozmonitor insulin pump.

Profit on disposal of businesses of £8.7m included a total of £12.1m arising from settlement and curtailment gains in respect of pension and other retirement benefits. In addition, two small product lines with a net asset value of £2.6m were sold during 2005 for net cash proceeds of £0.5m. This gave rise to a loss of £3.4m after provisions in the year ended 31 July 2005.

£11.4m was charged to exceptional operating items in relation to the impairment of goodwill in respect of an Aerospace business acquired in 2000.

5 Net finance costs

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Interest receivable	4.2	15.0
Interest payable		
– bank loans and overdrafts repayable within five years	(29.8)	(11.1)
– other loans repayable within five years	(1.9)	(7.7)
– other loans repayable in more than five years	(26.7)	(19.4)
Interest payable	(58.4)	(38.2)
Other financing gains		
– fair value gain on debt	3.1	
– fair value losses on fair value hedge	(3.1)	
– net foreign exchange gains	(0.5)	(4.2)
Other financing gains	(0.5)	(4.2)
Retirement benefits		
– return on plan assets	185.7	170.5
– interest cost	(158.1)	(159.2)
Retirement benefits	27.6	11.3
Net finance costs	(27.1)	(16.1)

6 Taxation

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
The taxation charge for the year comprises		
– current income taxation	93.5	101.2
– deferred taxation	14.7	(7.1)
Total taxation expense in the income statement	108.2	94.1
Current income taxation		
– UK corporation tax		(7.4)
– foreign tax	93.5	108.6
	93.5	101.2

Reconciliation of the total tax charge

The tax expense on the profit for the year is different from the standard rate of corporation tax in the UK of 30% (2005: 30%). The difference is reconciled as follows:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Profit before tax	132.4	365.9
Notional taxation expense at UK rate of 30% (2005: 30%)	39.7	109.8
Effect of overseas taxation	(9.2)	1.4
Local incentives	(15.1)	(15.2)
Impairment of financial asset	97.5	
Tax effect of other non-headline items	(7.5)	(1.3)
Other	2.8	(0.6)
Total taxation expense in the income statement	108.2	94.1
Comprising		
– taxation on headline profit	126.0	106.8
– tax relief on non-headline loss	(17.8)	(12.7)
	108.2	94.1

6 Taxation continued

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Tax on items charged to equity		
Current tax charge/(credit) on exchange movements offset in reserves		
– exchange gains		(5.9)
Deferred tax charge/(credit)		
– retirement benefit schemes	**24.0**	(11.8)
– share based payment	**2.6**	(16.0)
– derivatives	**7.4**	
	34.0	(27.8)

Deferred Taxation

	Excess tax depreciation on fixed assets and goodwill £m	Share based payments £m	Retirement benefit obligations £m	Capitalised development expenditure £m	Other £m	Total £m
At 1 August 2004	(58.5)	4.4	85.2	(21.9)	54.9	64.1
(Charge)/credit to income statement	(2.0)	1.9	(9.0)	(11.7)	27.9	7.1
Credit to equity		16.0	11.8			27.8
Other					(17.2)	(17.2)
Disposals			(4.1)			(4.1)
Acquisitions					15.3	15.3
Exchange adjustments	(1.6)		3.0		3.5	4.9
At 1 August 2005	(62.1)	22.3	86.9	(33.6)	84.4	97.9
Deferred tax assets	(61.1)	22.3	86.9	(33.6)	103.3	117.8
Deferred tax liabilities	(1.0)				(18.9)	(19.9)
At 1 August 2005	(62.1)	22.3	86.9	(33.6)	84.4	97.9
(Charge)/credit to income statement	10.8	4.8	(25.5)	19.9	(24.7)	(14.7)
Charge to equity		(2.6)	(24.0)		(7.4)	(34.0)
Other					(0.8)	(0.8)
Exchange adjustments	5.4		(4.7)	1.9	(8.4)	(5.8)
At 5 August 2006	**(45.9)**	**24.5**	**32.7**	**(11.8)**	**43.1**	**42.6**
Deferred tax assets	(41.3)		55.2	(1.4)	79.8	92.3
Deferred tax liabilities	(4.6)	24.5	(22.5)	(10.4)	(36.7)	(49.7)
At 5 August 2006	**(45.9)**	**24.5**	**32.7**	**(11.8)**	**43.1**	**42.6**

Included in other above is a deferred tax liability of £10m relating to unremitted overseas earnings. No additional tax liabilities have been recognised because the Group is in a position to control the timing of other temporary differences and it is probable that such differences will not reverse in the future.

The Group has not recognised deferred tax assets of £205m (2005: £186m) relating to tax losses, due to uncertainty as to their recoverability. The Group's capital losses and other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below.

Restricted Losses

	2006 £m	Expiry of losses
Territory		
– Americas	**26.0**	2018 – 2025
– Europe	**4.2**	2014 – 2024
Total restricted losses	**30.2**	
Unrestricted losses:		
– operating losses	**28.2**	No expiry
– capital losses	**128.4**	No expiry
– other	**18.4**	No expiry
Total unrestricted losses	**175.0**	
Total	**205.2**	

7 Dividends

The following dividends were declared and paid in the period:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Ordinary final dividend of 19.75p for 2005 (2004: 18.25p) paid 18 November 2005	**111.3**	102.5
Ordinary interim dividend of 9.85p for 2006 (2005: 9.25p) paid 21 April 2006	**55.7**	52.0
	167.0	154.5

The final dividend for the period ended 5 August 2006 of 21.5p per share was declared by the Board on 27 September 2006 and will be paid to shareholders on 24 November 2006. This dividend has not been included as a liability in these accounts and is payable to all shareholders on the register of Members at close of business on 3 November 2006.

8 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the Parent Company by the average number of ordinary shares in issue during the period.

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Profit for the period	**24.2**	271.8
Average number of shares in issue during the period	**565,359,484**	562,445,323

Diluted earnings per share are calculated by dividing the profit attributable to ordinary shareholders by 569,733,560 (2005: 563,667,777) ordinary shares, being the average number of ordinary shares in issue during the period adjusted by the dilutive effect of share options.

A reconciliation of basic earnings per share and headline earnings per share is as follows:

	Period ended 5 August 2006		Year ended 31 July 2005	
	£m	EPS (p)	£m	EPS (p)
Profit attributable to equity shareholders of the Parent Company	**24.2**	**4.3**	271.8	48.3
Exclude				
– integration of acquisitions	**18.7**		10.4	
– disposal of businesses	**(16.4)**		(8.7)	
– patent dispute settlement			14.9	
– class action settlement	**12.2**			
– impairment of goodwill			11.4	
– amortisation of acquired intangible assets	**16.9**		5.7	
– financing losses – charged to administrative expenses	**2.8**			
– charged to financing	**0.5**		4.2	
– impairment of financial asset	**325.0**			
	359.7		37.9	
– less tax	**(17.8)**		(12.7)	
	341.9	**60.5**	25.2	4.5
Headline	**366.1**	**64.8**	297.0	52.8
Headline EPS – diluted (p)		**64.3**		52.7

9 Post-retirement benefits

Smiths operates a number of defined benefit plans throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with 'IAS 19 Employee Benefits'. The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2006. The most recent valuations of the 6 principal US pension and post-retirement healthcare plans were performed at 1 January 2005. These valuations have been updated by independent qualified actuaries for the purposes of IAS 19 in order to assess the liabilities of the schemes as at 5 August 2006. Scheme assets are stated at their market values at 5 August 2006.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' average working lives.

The Group provides a defined contribution (401K) plan for its US employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. There are also abbreviated disclosures for other countries. Defined benefit plans in other territories which are not covered under this disclosure (on grounds of immateriality), most of which are unfunded, have net pension liabilities of £7.5m (2005: £7.1m). These are reported within other creditors.

UK and USA

The principal assumptions used in updating the valuations are set out below:

	2006 UK	2006 US	2005 UK	2005 US
Rate of increase in salaries	**3.8%**	**3.8%**	3.4%	3.75%
Rate of increase in pensions in payment	**2.7%**	**n/a**	2.5%	n/a
Rate of increase in deferred pensions	**2.8%**	**n/a**	2.4%	n/a
Discount rate	**5.3%**	**6.2%**	5.0%	5.50%
Inflation rate	**2.8%**	**2.8%**	2.4%	2.75%
Healthcare cost increases	**5.0%**	*****	5.0%	**

*9% p.a. reducing 1% p.a. to 5% in 2011

**9% p.a. reducing 1% p.a. to 5% in 2010

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice.

The mortality assumptions used in the UK schemes are based on the recent actual mortality experience of members within each scheme and the assumptions also allow for future mortality improvements. The assumptions are that a member who retires in 2013 at age 65 will live on average for a further 21 years after retirement if they are male and for a further 24 years after retirement if they are female.

The mortality table used for the US retirement plans is based on the most recent mortality study produced for retired pensioners in the US (the RP 2000 table). The table selected allows for future mortality improvements and applies an adjustment for job classification (blue versus white collar). If a participant retires in 2013 at age 65, it is expected that they will live 19 years if male, and 21 years if female.

The assets in the scheme and the expected rates of return as at 5 August 2006 were:

	2006				2005			
	UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	**8.0%**	**1,513.2**	**8.8%**	**212.3**	8.0%	1,324.0	8.8%	215.2
Government bonds	**4.9%**	**720.2**	**5.1%**	**76.2**	4.7%	673.2	4.5%	71.7
Corporate bonds	**5.3%**	**248.1**	**6.2%**	**42.1**	5.0%	294.5	5.5%	27.3
Property	**7.0%**	**162.1**	**n/a**	**n/a**	7.0%	131.9	n/a	n/a
Other	**4.8%**	**126.8**	**5.0%**	**2.2**	4.8%	123.3	3.0%	29.7
Total market value		**2,770.4**		**332.8**		2,546.9		343.9
Present value of funded pension scheme liabilities		**(2,630.1)**		**(394.3)**		(2,529.1)		(467.2)
Surplus/(deficit)		**140.3**		**(61.5)**		17.8		(123.3)
Unfunded pension plans		**(31.9)**		**(4.3)**		(31.8)		(4.7)
Post-retirement healthcare		**(17.0)**		**(64.5)**		(17.9)		(76.7)
Net pension asset/(liability)		**91.4**		**(130.3)**		(31.9)		(204.7)

The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, nor other assets used by, the Group. The expected rates of return on individual categories of scheme assets are determined by reference to relevant industries. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolios.

9 Post-retirement benefits continued

The effect of retirement benefits calculated in accordance with IAS 19 is included in the financial statements as follows:

Amounts recognised in the income statement

	Period ended 5 August 2006			Year ended 31 July 2005		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	**33.9**	**17.5**	**2.7**	22.7	11.9	2.5
Past service cost	**0.2**	**0.1**			0.5	0.4
Settlement gains on disposal of Polymer Sealing Solutions				(6.3)		
Curtailment gains on other disposals					(1.3)	(4.5)
Total operating charge/(credit)	**34.1**	**17.6**	**2.7**	16.4	11.1	(1.6)
Amounts (credited)/charged to other finance charges						
Expected return on pension scheme assets	**(161.5)**	**(23.9)**		(148.6)	(21.9)	
Interest on pension scheme liabilities	**124.5**	**25.8**	**6.9**	129.3	22.8	7.1
Net return	**(37.0)**	**1.9**	**6.9**	(19.3)	0.9	7.1
Total charged/(credited) to income statement	**(2.9)**	**19.5**	**9.6**	(2.9)	12.0	5.5

The actual return on scheme assets was £261.9m (2005: £413.1m).

The operating cost is charged as follows:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Cost of sales	**24.8**	23.0
Sales and distribution costs	**6.9**	4.8
Administrative expenses	**22.7**	10.2

Actuarial gains of £95.9m (2005: losses of £23.4m) have been reported in the statement of recognised income and expense. Cumulative actuarial gains from 1 August 2004 reported in the statement of recognised income and expense are £72.5m (2004: losses of £23.4m).

Amounts recognised in the balance sheet

	2006			2005		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Present value of funded obligations	**(2,630.1)**	**(394.3)**		(2,529.1)	(467.2)	
Fair value of scheme assets	**2,770.4**	**332.8**		2,546.9	343.9	
	140.3	**(61.5)**		17.8	(123.3)	
Present value of unfunded obligations			**(117.7)**			(131.1)
Net asset/(liability) recognised in the balance sheet	**140.3**	**(61.5)**	**(117.7)**	17.8	(123.3)	(131.1)

9 Post-retirement benefits continued

Changes in present value of defined benefit obligations

	2006 Funded defined benefit pension schemes		2006 Unfunded pension/post-retirement healthcare plans	2005 Funded defined benefit pension schemes		2005 Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
At 1 August	**(2,529.1)**	**(467.2)**	**(131.1)**	(2,320.0)	(366.1)	(119.2)
Current service cost	**(33.9)**	**(17.5)**	**(2.7)**	(22.7)	(11.9)	(2.5)
Interest on obligations	**(124.5)**	**(25.8)**	**(6.9)**	(129.3)	(22.8)	(7.1)
Employee contributions	**(2.5)**			(10.5)		
Past service cost	**(0.2)**	**(0.1)**			(0.5)	(0.4)
Actuarial (loss)/gain on liabilities	**(57.0)**	**65.6**	**10.8**	(191.0)	(65.5)	(9.8)
Curtailment gain					1.3	4.5
Liabilities extinguished on settlements				32.0		
Exchange adjustments	**0.2**	**34.1**	**5.8**	(0.1)	(16.8)	(2.8)
Benefits paid	**116.9**	**16.6**	**6.4**	112.5	15.1	6.2
At 5 August/31 July	**(2,630.1)**	**(394.3)**	**(117.7)**	(2,529.1)	(467.2)	(131.1)

Changes in present value of scheme assets

	2006 Funded defined benefit pension schemes		2006 Unfunded pension/post-retirement healthcare plans	2005 Funded defined benefit pension schemes		2005 Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
At 1 August	**2,546.9**	**343.9**		2,260.5	295.7	
Expected return on assets	**161.5**	**23.9**		148.6	21.9	
Actuarial gains on scheme assets	**77.1**	**(0.6)**		225.2	17.7	
Contributions by employer	**99.5**	**10.1**	**6.4**	40.2	11.9	6.2
Contributions by scheme participants	**2.5**			10.5		
Assets distributed on settlements				(25.7)		
Exchange adjustments	**(0.2)**	**(27.9)**		0.1	11.8	
Benefits paid	**(116.9)**	**(16.6)**	**(6.4)**	(112.5)	(15.1)	(6.2)
At 5 August/31 July	**2,770.4**	**332.8**		2,546.9	343.9	

Cash contributions

Company contributions to the funded defined benefit pension plans for 2006 totalled £109.6m (2005: £52.1m) and included a £61m special contribution to the Smiths Industries Pension Scheme. Cash payments in 2007 will be about £50m.

9 Post-retirement benefits continued

History of schemes

The history of the schemes for the current and prior year is as follows:

	2006 £m	2005 £m
Balance sheet		
Present value of defined benefit obligation	**(3,142.1)**	(3,127.4)
Fair value of scheme assets	**3,103.2**	2,890.8
Deficit	**(38.9)**	(236.6)

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Experience gains/(losses)		
Experience losses on scheme liabilities	**19.4**	(266.3)
Experience gains on scheme assets	**76.5**	242.9

The Group has early adopted the amendments to 'IAS 19 Employee Benefits'

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.8	(0.7)
Effect on defined benefit obligations	9.6	(8.0)

Other countries

The disclosures for other countries are reduced reflecting the materiality of the Company's obligations relative to those in the UK and USA.

The total charged to the income statement was £1.7m (2005: £1.7m). Of this, £1.1m (2005: £1.7m) was recorded as an operating charge and £0.6m (2005: £nil) as a finance charge.

Actuarial losses of £1.4m (2005: n/a) have been reported in the statement of recognised income and expense. Cumulative actuarial losses from 1 August 2004 are also £1.4m.

The amount recognised on the balance sheet was a liability of £13.2m (2005: £11.3m). This includes £4.1m (2005: £3.2m) in relation to funded schemes.

Defined contribution plans

The Group operates a number of defined contribution plans. The total expense recognised in the income statement in respect of these plans was £16.9m (2005: £12.8m).

Balance sheet reconciliation

At 5 August 2006, the net UK funded pension surplus of £140.3m (2005: £17.8m), represented individual plan surpluses of £183.7m (2005: £134.6m) and deficits of £43.4m (2005: £116.8m).

The balance sheet records the retirement assets and obligations as follows:

	2006 £m	2005 £m
UK surplus	**140.3**	17.8
US deficit	**(61.5)**	(123.3)
Unfunded	**(117.7)**	(131.1)
Other countries*	**(13.2)**	
	(52.1)	(236.6)
Post-retirement assets	**183.7**	134.6
Post-retirement liabilities	**(235.8)**	(371.2)
	(52.1)	(236.6)

*In 2005, post-retirement obligations outside the UK and US (£11.3m) were reported as other creditors.

10 Employees

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Staff costs during the period		
Wages and salaries	**910.2**	824.9
Social security	**95.1**	83.8
Share-based payment (note 30)	**16.3**	6.3
Pension costs (including defined contribution schemes) (note 9)	**72.4**	56.9
	1,094.0	971.9

The average number of persons employed was:

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Aerospace	**10,891**	10,291
Detection	**1,909**	1,906
Medical	**7,413**	6,041
Specialty Engineering:		
Technology Group	**5,158**	4,243
John Crane Group	**5,953**	6,028
	31,324	28,509

Details of directors' remuneration are given on pages 40 to 47.

Key management

The key management of the Group comprises Smiths Group plc Board directors and Group Managing Directors who are not Board members during the year and their aggregate compensation is shown below. Details of directors' remuneration are contained in the report of the Remuneration Committee on pages 40 to 47.

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Key management compensation		
Salaries and short-term employee benefits	**6.5**	7.4
Cost of post-retirement benefits	**1.4**	1.5
Cost of share-based incentive plans	**4.7**	5.8

No member of key management had any material interest during the period in a contract of significance (other than a service contract or a qualifying third party indemnity provision) with the Company or any of its subsidiaries. Options and awards held at the end of the period by key management in respect of the Company's share-based incentive plans were:

	Period ended 5 August 2006		Year ended 31 July 2005	
	Number of instruments '000	Weighted average price	Number of instruments '000	Weighted average price
CIP	**333**	**£0.000**		
DSS	**274**	**£0.001**	345	£0.001
ESOS	**2,021**	**£7.096**	2,688	£7.334
PSP	**904**	**£0.000**	484	£0.000
SAYE	**11**	**£5.966**	15	£5.884
TI 90 ESOS	**153**	**£10.759**	230	£10.236
TI 99 ESOS			123	£9.072

11 Intangible assets

	Goodwill £m	Development costs £m	Acquired intangibles** (see below) £m	Other £m	Total £m
Cost					
At 1 August 2004	856.0	130.4		52.4	1,038.8
Adjustments to prior year acquisitions	1.2				1.2
Exchange adjustments	52.7	8.8	10.3	2.9	74.7
Business combinations	386.2		125.3		511.5
Additions at cost		59.5		22.9	82.4
At 31 July 2005	1,296.1	198.7	135.6	78.2	1,708.6
Adjustments to prior year acquisitions	(1.9)		1.9		
Exchange adjustments	(83.2)	(13.6)	(11.7)	(6.3)	(114.8)
Transfers		0.4		7.1	7.5
Business combinations	30.6		13.3		43.9
Additions at cost		108.2		33.5	141.7
At 5 August 2006	**1,241.6**	**293.7**	**139.1**	**112.5**	**1,786.9**
Amortisation*					
At 1 August 2004	127.8	13.8		39.8	181.4
Exchange adjustments	4.3	0.7		1.4	6.4
Charge for the year		12.5	5.7	9.5	27.7
Impairment losses	11.4				11.4
At 31 July 2005	143.5	27.0	5.7	50.7	226.9
Exchange adjustments	(9.8)	(1.2)	(2.4)	(3.1)	(16.5)
Transfers				6.3	6.3
Charge for the period		13.7	16.9	9.0	39.6
At 5 August 2006	**133.7**	**39.5**	**20.2**	**62.9**	**256.3**
Net book value at 5 August 2006	**1,107.9**	**254.2**	**118.9**	**49.6**	**1,530.6**
Net book value at 1 August 2005	1,152.6	171.7	129.9	27.5	1,481.7
Net book value at 1 August 2004	728.2	116.6		12.6	857.4

*Amortisation is included in cost of sales/administrative expenses in the income statement.

**In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trademarks £m	Technology £m	Customer relationships £m	Total £m
Cost				
At 1 August 2004				
Exchange adjustments	3.4	4.9	2.0	10.3
Business combinations	38.2	54.3	32.8	125.3
At 31 July 2005	41.6	59.2	34.8	135.6
Adjustments to prior year acquisitions			1.9	1.9
Exchange adjustments	(3.2)	(5.0)	(3.5)	(11.7)
Business combinations (see note 28)	0.5	4.4	8.4	13.3
At 5 August 2006	**38.9**	**58.6**	**41.6**	**139.1**
Amortisation				
At 1 August 2004				
Charge for the year	0.8	1.8	3.1	5.7
At 31 July 2005	0.8	1.8	3.1	5.7
Exchange adjustments	(0.2)	(0.5)	(1.7)	(2.4)
Charge for the period	2.8	5.6	8.5	16.9
At 5 August 2006	**3.4**	**6.9**	**9.9**	**20.2**
Net book value at 5 August 2006	**35.5**	**51.7**	**31.7**	**118.9**
Net book value at 1 August 2005	40.8	57.4	31.7	129.9

The 2005 impairment charge of £11.4m in relation to the Aerospace business was calculated using value in use. The value in use calculation determined the net present value of the projected risk-adjusted, post-tax cash-flows of the cash generating unit, applying a discount rate of the Group's post-tax weighted average cost of capital of 8%. This approximates to applying a pre-tax discount rate to pre-tax cash-flows. This charge was reflected in operating profit for the Aerospace division.

11 Intangible assets continued

Significant cash generating units

Goodwill is not amortised but is tested for impairment at least annually. Value in use calculations are utilised to determine the recoverable amount of goodwill held within each cash generating unit (CGU). Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash-flows of the CGU in which the goodwill is contained, applying a discount rate of the Group's post-tax weighted average cost of capital of 8%. This approximates to applying a pre-tax discount rate to pre-tax cash-flows. These forecast cash-flows are based on approved budgets and represent a best estimate of future performance.

Goodwill held in the Smiths Medical Critical Care and Imaging Systems CGUs, comprising £302.5m and £215.6m at net book value respectively, are considered significant in comparison to the total carrying value of goodwill at 5 August 2006. The following key assumptions were used in the discounted cash-flow projections for the Smiths Medical Critical Care and Heimann CGUs:

- growth rates of 2% have been used for the Smiths Medical Critical Care and Imaging Systems CGUs to extrapolate beyond the most recent forecasts representing a view of the long-term average growth rates for the industries in which the businesses operate. The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning precesses do not exceed the long-term average growth rates for similar projects and do not reflect long-term planning assumptions used by the Group for investment planning; and
- in addition to discount rates and long-term growth rates, the key assumptions used to determine the recoverable amounts of the Smiths Medical Critical Care and Imaging Systems CGUs include future sales prices and volumes (with reference to specific customer relationships and product lines), operating margins, the cost structure of each CGU and the ability to realise planned productivity improvements.

The growth rates and margins used in the discounted cash-flow forecasts are based on past performance and historical growth rates and margins achievable in our key markets as a guide.

Sensitivity analysis performed around the base case assumptions has indicated that no reasonably possible changes in key assumptions would cause the carrying amount of the Smiths Medical Critical Care and Imaging Systems CGUs to exceed their respective recoverable amount.

12 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 1 August 2004	235.2	542.9	333.5	1,111.6
Exchange adjustments	7.4	18.4	8.3	34.1
Additions	12.4	63.0	24.5	99.9
Acquisitions	15.8	35.7	6.6	58.1
Disposals	(13.3)	(27.4)	(30.7)	(71.4)
Business disposals		(3.3)	(0.4)	(3.7)
At 31 July 2005	257.5	629.3	341.8	1,228.6
Transfers			(7.5)	(7.5)
Exchange adjustments	(10.4)	(33.8)	(12.9)	(57.1)
Additions	7.8	72.9	30.5	111.2
Acquisitions	0.2	1.1	0.3	1.6
Disposals	(6.8)	(9.7)	(11.1)	(27.6)
Business disposals	(3.2)	(6.8)	(3.8)	(13.8)
At 5 August 2006	**245.1**	**653.0**	**337.3**	**1,235.4**
Depreciation				
At 1 August 2004	75.7	375.5	249.0	700.2
Exchange adjustments	2.4	10.4	6.1	18.9
Charge for the year	9.3	36.1	26.3	71.7
Disposals	(7.3)	(26.5)	(28.6)	(62.4)
Business disposals		(2.3)	(0.3)	(2.6)
At 31 July 2005	80.1	393.2	252.5	725.8
Transfers			(6.3)	(6.3)
Exchange adjustments	(4.1)	(20.1)	(10.9)	(35.1)
Charge for the period	4.9	45.8	28.5	79.2
Impairment charge	0.5	1.0	0.3	1.8
Disposals	(2.3)	(8.2)	(9.3)	(19.8)
Business disposals	(0.8)	(4.7)	(2.5)	(8.0)
At 5 August 2006	**78.3**	**407.0**	**252.3**	**737.6**
Net book value at 5 August 2006	**166.8**	**246.0**	**85.0**	**497.8**
Net book value at 1 August 2005	177.4	236.1	89.3	502.8
Net book value at 1 August 2004	159.5	167.4	84.5	411.4

The impairment charge of £1.8m for the period ended 5 August 2006 is for the impairment of property, plant and equipment in respect of the closure of the manufacturing facility in Hythe, Kent.

	2006 £m	2005 £m
Capital expenditure commitments – contracted but not provided for	**23.6**	21.2

13 Investment accounted for using the equity method

	£m
Investments in associated companies	
At 1 August 2005	
Acquisitions	**13.8**
Other movements	**2.3**
Share of results after tax	**(1.1)**
Foreign exchange adjustment	**(1.0)**
At 5 August 2006	**14.0**

13 Investment accounted for using the equity method continued

	Period ended 5 August 2006 £m
Group share of results of associated companies	
Revenue	23.7
Operating costs and other income	(24.0)
Profit before taxation	(0.3)
Taxation	(0.8)
Share of post-tax earnings from associated companies	(1.1)

Additions during 2006 comprised the Group's 43% interest in Cross Match Technologies, Inc, which was acquired in exchange for the Group's interest in Heimann Biometric Systems GmbH (see note 29).

Net assets and liabilities of associated companies

	2006 £m
Non-current assets	42.9
Current assets	32.5
Total assets	75.4
Non-current liabilities	(4.2)
Current liabilities	(13.6)
Total liabilities	(17.8)
Net assets	57.6

The above table principally represents the assets and liabilities of Cross Match Technologies, Inc. The Group share of those assets and liabilities attributable to Smiths Group is 43%.

14 Non-current financial assets

	2006 £m	2005 £m
TI Automotive Limited preference shares		
– at 1 August 2005	325.0	325.0
– impairment charged in period	(325.0)	
		325.0
Other trade investments	0.8	3.5
	0.8	328.5

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the Group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% per annum. One-third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. No dividend accrual has been recognised as at 5 August 2006.

Recognising continued deterioration in the automotive market, particularly in the US, an impairment review of the preference share investment in TI Automotive has been undertaken, as required by IAS 39.

The preference shares have not yet borne any dividends and it is considered unlikely that dividends will be paid in the foreseeable future. Similarly there is no current prospect of the preference share interest being redeemed. The directors have also considered the possibility that cash flows could accrue from the investment in TI Automotive in the event that the enterprise is sold; such a sale is not currently considered sufficiently probable to take into account any cash flows which could accrue in such an event.

As a result, the directors have decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in these accounts.

The Company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

15 Inventories

	2006 £m	2005 £m
Inventories comprise		
Raw materials and consumables	**164.7**	161.3
Work in progress	**196.3**	190.6
Finished goods	**218.8**	234.4
	579.8	586.3
Less: payments on account	**(21.4)**	(22.1)
	558.4	564.2

The Group consumed £2,348.3m (2005: £2,038.1m) of inventories during the period. £19.0m (2005: £4.5m) was recognised as an expense resulting from the write down of inventory and £5.8m (2005: nil) released to the income statement from inventory provisions charged in earlier years but no longer required.

16 Trade and other receivables

	2006 £m	2005 £m
Non-current		
Trade receivables	**9.8**	7.2
Prepayments and accrued income	**1.8**	2.3
Other debtors	**5.2**	15.2
	16.8	24.7
Current		
Long-term contract balances	**126.2**	100.5
Less: attributable progress payments	**(120.5)**	(84.9)
Amounts due from customers for contract work	**5.7**	15.6
Trade receivables	**657.3**	652.9
Other debtors	**9.5**	12.1
Prepayments and accrued income	**51.9**	39.9
	724.4	720.5

Trade receivables do not carry interest and are stated at their nominal value after deducting provisions for bad and doubtful debts of £16.3m (2005: £17.2m). The provision for bad and doubtful debts is based on specific risk assessment and reference to past default experience. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Management considers the carrying value of trade and other receivables approximates the fair value.

17 Cash and cash equivalents

	2006 £m	2005 £m
Cash at bank and in hand (including impact of cash pooling gross up: £83.6m)	**102.3**	51.1
Short-term deposits	**18.3**	9.8
Cash and cash equivalents per balance sheet	**120.6**	60.9
Bank overdrafts	**(171.7)**	(49.0)
Cash and cash equivalents	**(51.1)**	11.9

Cash and cash equivalents include highly liquid investments with maturities of three months or less. £10.7m of the Company's cash and cash equivalents are held as collateral for unfunded pension liabilities (see note 23 – Contingent liabilities and commitments).

18 Trade and other payables

	2006 £m	2005 £m
Non-current		
Other creditors	**114.8**	133.2
Current		
Trade creditors	**252.2**	214.7
Bills of exchange payable	**3.3**	2.7
Other creditors	**63.0**	49.9
Other taxation and social security costs	**23.0**	23.7
Accruals and deferred income	**358.0**	393.6
	699.5	684.6

19 Borrowings and net debt

This note sets out the calculation of net debt, a measure considered important in explaining our financing position. As shown below, IAS 39 requires that the carrying value of borrowing includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is a non-GAAP measure and is stated before these valuation adjustments.

	2006 £m	2005 £m
Cash and cash equivalents		
Net cash and deposits	**120.6**	60.9
Short-term borrowings		
Bank loans and overdrafts (including impact of cash pooling gross up: £83.6m)	**(174.1)**	(49.7)
Other loans	**(3.6)**	(4.3)
	(177.7)	(54.0)
Long-term borrowings		
7.875% Sterling Eurobond 2010	**(149.3)**	(149.1)
7.25% Sterling Eurobond 2016	**(148.5)**	(148.4)
5.45% US$ Private Placement 2013	**(131.0)**	(142.0)
Floating Rate Revolving Credit Facility 2011 (multi-currency)	**(354.6)**	(485.8)
EIB Sterling R. & D. Loan 2010	**(70.0)**	
Bank and other loans	**(12.7)**	(12.4)
	(866.1)	(937.7)
Borrowings	**(1,043.8)**	(991.7)
Net debt	**(923.2)**	(930.8)
Borrowings – valuation adjustments		
– interest accrual	**(7.3)**	
– fair value of swapped debt	**3.8**	
Total borrowings per balance sheet	**(1,047.3)**	(991.7)

Current assets
The weighted interest rate on net cash at 5 August 2006 was approximately 3.7% with rates ranging from 0% to 14%.

Short-term borrowings
The weighted interest rate on short-term borrowings at 5 August 2006 was approximately 5.2%.

Long-term borrowings
Loans due after one year are repayable over various periods as follows:

	2006 £m	2005 £m
Between one and two years	**(0.5)**	(0.3)
Between two and three years	**(0.6)**	(0.6)
Between three and four years	**(149.9)**	(0.3)
Between four and five years	**(425.1)**	(635.2)
After five years	**(290.0)**	(301.3)
	(866.1)	(937.7)

The loans repayable after five years carry interest at effective rates between 5% and 8%. The repayment dates range from 2011 to 2022. The average effective interest rate of all public bonds at 5 August 2006 was approximately 7.6% and £23.4m was charged to the Income Statement in this period. The weighted average cost of Smiths' total borrowings after currency and interest rate swaps at 5 August 2006 was 5.6%.

19 Borrowings and net debt continued

Secured loans

Loans amounting to £11.8m (2005: £12.4m) were secured by charges on freehold properties.

Borrowing facilities

To provide adequate liquidity committed unused credit facilities of at least £100m (or equivalent free cash) are maintained at all times. Liquidity in 2006 was provided by undrawn revolving credit facilities.

	2006 £m	2005 £m
Expiring within one year	**90.0**	40.0
Expiring between one and two years		
Expiring after two years	**305.0**	244.2
	395.0	284.2

20 Financial instruments

Financial risk management

The Group's international operations and debt financing expose it to a range of financial risks that include the effects of changes in debt market prices, foreign exchange rates, credit risks, liquidity and interest rates. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance of the Group by using various instruments and techniques, including foreign currency derivatives, debt and other interest rate derivatives.

Risk management policies have been set by the Board. The Central Treasury function receives regular reports from all the businesses to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury policy sets out specific guidelines to manage foreign exchange risks, interest rate risk, credit risk and the use of financial instruments to manage these.

a) Foreign exchange risk

The Group has transactional currency exposure arising from sales or purchases by businesses in currencies other than their functional currency. Under the Group's foreign exchange policy, such transactional exposures are hedged once they are certain or highly probable, mainly through the use of forward foreign exchange contracts.

The Group has a significant investment in overseas operations, particularly in the Americas, but to a lesser extent Europe and the rest of the world. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly in either the local domestic markets or indirectly through the use of rolling annual forward foreign exchange contracts.

Based on the composition of net debt at 5 August 2006, a 10% appreciation in sterling against major currencies would result in a reduction in the Group's net debt of approximately £48m. A 10% weakening in sterling against major currencies would result in an increase in the Group's net debt of approximately £48m.

b) Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a three-year horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of interest rate swaps. Interest rate derivative instruments are accounted for as fair value or cash-flow hedges of the relevant assets or liabilities. At 5 August 2006 38% of the Group's gross borrowings were subject to fixed interest rates, post swaps.

Based on the composition of net debt and financing arrangements at 5 August 2006, and taking into consideration all fixed rate borrowings in place, a one percentage point (100 basis points) change in average floating interest rates would have a £6m impact on the Group's profit before tax.

c) Credit risk

Financial

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their expectations. Credit risk is mitigated by the Group's Board approved policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties. In the normal course of business, the Group operates notional cash pooling systems, where a legal right of set-off applies. The maximum exposure with a single bank for deposits is £11m, whilst the maximum mark to market exposure for forward foreign exchange contracts at 5 August 2006 to a single bank was £12m.

The maximum credit risk exposure in the event of other parties failing to perform their obligations under financial assets totals £772m at 5 August 2006.

Operational

As tier one suppliers to aerospace manufacturers the Group may have substantial amounts outstanding with a single customer at any one time, the largest being Boeing and the Department of Defense. There are many advantages in these relationships and the credit risk is managed at a number of levels. Debtor days and overdue accounts are reported to divisional management who co-ordinate any action required and overall divisional performance is regularly reviewed by management. At 5 August 2006, the Aerospace business had trade receivables of £229m and £65m due from these two customers representing 10% of total trade receivables for the Group.

20 Financial instruments continued

d) Liquidity risk

The Group actively maintains committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. During the period, the Group extended its principal credit facility (£660m revolving credit facility) to 2011 and entered into new facilities of £190m which, when taken together, were undrawn by £395m at 5 August 2006.

As at 5 August 2006 £18m was on deposit with various banks and in money market funds of which £16m was on deposit in the UK.

Fair value of financial assets and liabilities

The table below presents the carrying amounts under IFRS and the fair values of the Group's financial assets and financial liabilities at 5 August 2006. The carrying amounts at 31 July 2005 are presented on the UK GAAP basis applicable at that date rather than in accordance with IAS 32 and IAS 39 as described later in note 20.

The fair values of financial assets and financial liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

- cash and cash equivalents – approximates to the carrying amount;
- short-term loans and overdrafts – approximates to the carrying amount because of the short maturity of these instruments;
- long-term loans – approximates to the carrying amount for floating rate debt (and quoted market prices of equivalent instruments for fixed rate debt);
- forward exchange contracts – based on market valuations at the balance sheet date;
- currency swaps – based on market valuations at the balance sheet date;
- interest rate instruments – based on the net present value of discounted cash-flows;
- embedded derivatives – based on the net present values of discounted cash-flows;
- preference shares – (see note 14 regarding impairment);
- receivables and payables – approximates to the carrying amount for both long term and short term;
- provisions – approximates to the carrying amount; and
- lease obligations – approximates to the carrying value.

Fair value of financial assets and financial liabilities

Borrowings are recorded initially at fair value and subsequently recorded at amortised cost, adjusted for fair value movements in respect of related fair value hedges.

	Net carrying amount 5 August 2006 £m	Estimated fair value 5 August 2006 £m
Financial assets		
Non-current		
Investment (associate)	14.0	14.0
Financial assets	0.8	0.8
Trade and other receivables	15.0	15.0
Financial derivatives	6.2	6.2
Current		
Cash and cash equivalents	120.6	120.6
Financial derivatives	26.1	26.1
Total financial assets	182.7	182.7
Financial liabilities		
Non-current		
Borrowings	(862.3)	(885.5)
Trade and other payables	(51.9)	(51.9)
Financial derivatives	(4.4)	(4.4)
Current		
Borrowings	(185.0)	(185.0)
Financial derivatives	(4.9)	(4.9)
Total financial liabilities	(1,108.5)	(1,131.7)
Total financial assets and liabilities	(925.8)	(949.0)

The table above excludes current trade and other receivables and payables of net £24.9m which fair value is approximate to carrying amount due to their short-term nature.

20 Financial instruments continued

Interest rate profiles of financial assets and liabilities

The following tables set out the exposure of financial assets and liabilities to either fixed interest rates, floating interest rates or no interest rates. The maturity profile of financial assets and liabilities exposed to interest rate risk in the tables below indicates the contractual repricing and maturity dates of these instruments.

At 5 August 2006	Investments £m	Financial assets £m	Cash and cash equivalents £m	Non-current receivables £m	Financial derivatives £m	Total £m
Financial assets						
Less than one year			112.5			**112.5**
Total interest earning			112.5			**112.5**
Analysed as						
– fixed rate interest						
– floating rate interest			112.5			**112.5**
Total interest earning			112.5			**112.5**
Non-interest earning	14.0	0.8	8.1	15.0	32.3	**70.2**
Total	14.0	0.8	120.6	15.0	32.3	**182.7**

At 5 August 2006	Borrowings £m	Non-current payables £m	Financial derivatives £m	Total £m
Financial liabilities				
Less than one year	(185.0)			**(185.0)**
Between one and two years	(0.5)			**(0.5)**
Between two and three years	(0.6)			**(0.6)**
Between three and four years	(149.9)			**(149.9)**
Between four and five years	(425.1)			**(425.1)**
Greater than five years	(286.2)			**(286.2)**
Total interest bearing	(1,047.3)			**(1,047.3)**
Analysed as				
– fixed rate interest (post interest rate swaps)	(366.1)			**(366.1)**
– floating rate interest	(681.2)			**(681.2)**
Total interest bearing	(1,047.3)			**(1,047.3)**
Non-interest bearing		(51.9)	(9.3)	**(61.2)**
Total	(1,047.3)	(51.9)	(9.3)	**(1,108.5)**

The maturity analysis of interest earning financial assets and the maturity analysis of the interest bearing financial liabilities is equivalent to the maturity analysis presented in the interest rate profile table above.

Currency profiles of financial assets and liabilities

The table below sets out the currency exposures on financial assets and liabilities held in currencies other than the functional currencies of Group companies after the effect of currency swaps.

At 5 August 2006	Sterling £m	US$ £m	Euro £m	Other £m	Total £m
Financial assets					
Fixed	–	–	–	–	**–**
Floating	0.6	8.8	2.8	2.5	**14.7**
Non-interest bearing	–	22.9	–	–	**22.9**
	0.6	31.7	2.8	2.5	**37.6**
Financial liabilities					
Fixed	–	89.0	100.0	51.7	**240.7**
Floating	–	153.7	192.2	1.9	**347.8**
Non-interest bearing	–	4.3	–	–	**4.3**
	–	247.0	292.2	53.6	**592.8**

In addition to the above, there are current trade receivables net of payables held in currencies other than the functional currencies of Group companies of: Sterling £10.9m, US$ £30.7m, Euro £11.2m and other £15.3m. These net exposures have been hedged in line with Group policy.

20 Financial instruments continued

Financial derivatives

The table below sets out the net principal amount and fair value of derivative contracts held by the Group.

At 5 August 2006	Contract or undertying principal amount Assets £m	Liabilities £m	Fair value Assets £m	Liabilities £m	Net £m
Currency and interest related instruments:					
Foreign exchange contracts	366.0	(85.0)	19.0	(2.1)	16.9
Cross currency swaps		(241.2)	13.1	(0.1)	13.0
Interest rate swaps		(78.6)		(3.7)	(3.7)
Embedded derivatives	57.9		0.2	(3.4)	(3.2)
Total financial derivatives	423.9	(404.8)	32.3	(9.3)	23.0

Financial derivatives appear on the balance sheet separately as follows:

	Non-current assets £m	Current assets £m	Non-current liabilities £m	Current liabilities £m	Net £m
Financial derivatives	6.2	26.1	(4.4)	(4.9)	23.0

Amounts recognised in respect of embedded derivatives primarily represent the value of embedded derivatives in commercial contracts between Smiths' European Aerospace subsidiaries and customers and suppliers outside the USA which are denominated in US dollars.

Hedge accounting

The table below sets out the principal amount and fair values of derivative contracts which qualify for hedge accounting treatment.

At 5 August 2006	Note	Contract or underlying principal amount £m	Fair value of derivative contracts £m
Cash-flow hedges – foreign exchange contracts	a	354.0	17.0
Fair value hedges – interest rate swaps	b	(78.6)	(3.7)
Net investment hedges – cross currency swaps	c	(231.8)	13.0

Foreign exchange contracts and cross currency swaps with a total gross principal amount of £106.4m with a fair value of £(0.1)m were held for trading and accordingly not hedge accounted.

a) Cash-flow hedges

At 5 August 2006, the Group had outstanding foreign currency contracts designated as cash-flow hedges having a net principal amount of £354m (31 July 2005: £288m). The majority of hedge contracts (approximately 75%) are for periods of 12 months or less, with the exception of the Aerospace business which hedges longer extending to May 2012 with long-term hedging fixing the margins of certain military contracts.

Gains and losses on cash-flow hedges that have been deferred in the cash-flow hedge reserve during the period ended 5 August 2006, in addition to those that have been recycled through the income statement, are shown in the table below.

	Period ended 5 August 2006 £m
Brought forward cash-flow hedge reserve at 1 August 2005	0.6
Amounts deferred in the period on effective cash-flow hedges	18.4
Amounts removed from the hedge reserve and recognised in the income statement	(5.7)
Carried forward cash-flow hedge reserve at 5 August 2006	13.3

No comparative information is provided as the Group elected not to restate comparatives for the year ended 31 July 2005 for IAS 32 and IAS 39.

b) Fair value hedges

The Group has designated US$150m interest rate swaps on the US private placement as fair value hedges which mature on 28 January 2013. The risk being hedged is the variability of the fair value of borrowings arising from interest rate fluctuations.

20 Financial instruments continued

c) Net investment hedges

Cross currency swap contracts and foreign currency borrowings (€275m) have been designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group's net investment in its US dollar, Euro and Yen foreign operations. The contracts mature during the financial year ended 31 July 2007. Gains and losses on net investment hedges that have been deferred in the net investment hedge reserve during the period ended 5 August 2006 are shown in the table below:

	Period ended 5 August 2006 £m
Brought forward net investment hedge reserve at 1 August 2005	(3.9)
Amounts deferred in the period on effective net investment hedges	17.1
Carried forward net investment hedge reserve at 5 August 2006	13.2

The hedge reserve on the balance sheet comprises:

	£m
Cash-flow hedge reserve	13.3
Net investment hedge reserve	13.2
	26.5

Year ended 31 July 2005 – UK GAAP disclosures

The Group exercised the IFRS 1 exemption to record financial instruments in the comparative period on the existing UK GAAP basis. The following disclosures are included, as at 31 July 2005, to meet the requirements of 'FRS 13 Derivatives and Other Financial Instruments: Disclosures'.

Fair value of financial assets and liabilities

At 31 July 2005	Book value £m	Estimated fair value £m
Trade investments	3.5	3.5
Cash at bank and on deposit	60.9	60.9
Borrowings		
– short-term	(54.0)	(54.0)
– long-term	(937.7)	(987.1)
	(927.3)	(976.7)
Derivative financial instruments		
– interest rate swaps		(0.6)
– currency rate swaps	(9.8)	(3.6)
– forward currency contracts		0.3
Preference shares	325.0	325.0
Net financial liabilities – book value/fair value	(612.1)	(655.6)

Hedges

	Unrecognised gains £m	Unrecognised losses £m	Deferred total net gains £m	Total 2006 £m
Net gains/(losses) on hedges at 1 August 2004	24.7	(5.2)	6.0	25.5
Net gains/(losses) arising in previous years included in 2005 income	(20.2)	(0.2)	(2.0)	(22.4)
Net gains/(losses) not included in 2005 income arising before 1 August 2004	4.5	(5.4)	4.0	3.1
Change in market value of hedges not recognised during the year	6.2	4.6		10.8
Gains and losses arising in 2004 that were not recognised in that year	4.7	(8.7)		(4.0)
At 31 July 2005	15.4	(9.5)	4.0	9.9
Of which				
– expected to be included in 2006 income	14.0	(6.6)	1.1	8.5
– expected to be included in 2007 income or later	1.4	(2.9)	2.9	1.4

20 Financial instruments continued

Interest rate management

	2005 £m
Interest received	15.5
Financing gains	12.0
Interest paid	(47.4)
Net interest	(19.9)

The financing gains of £12m mainly relate to the Company's net investment hedging programme.

Financial liabilities

	Fixed borrowings					
	Weighted average					
	Interest rate	Years fixed	Amount £m	Floating borrowings £m	Total 2005 £m
Sterling	6.91%	8	300.1	89.8	389.9
US Dollar	5.48%	7	57.2	313.8	371.0
Euro	5.00%	17	12.4	208.5	220.9
Japanese Yen				2.2	2.2
Other				7.7	7.7
			369.7	622.0	991.7
Maturity					
On demand/under one year			3.1	50.9	54.0
One to two years			0.4		0.4
Two to five years			150.1	485.8	635.9
Over five years			216.1	85.3	301.4
			369.7	622.0	991.7

The borrowings are stated before the effect of the Company's net investment currency hedges. These hedges, totalling £296m in notional principal, mainly protect the value of its US Dollar net assets. During the year, the foreign currency losses on currency swaps used to hedge the overseas investment, totalled £11.3m.

Financial assets

	Preference shares 2005 £m	Bank balances and cash 2005 £m	Short-term deposits 2005 £m
Sterling	325.0	18.4	5.8
US Dollar		1.4	1.0
Canadian Dollar		0.1	
Euro		9.5	
Yen		2.1	
Other		19.6	3.0
	325.0	51.1	9.8
Weighted average interest rate on interest bearing balances		2.65%	6.80%

The bank balances and cash comprise £16.9m in respect of short-term balances earning interest and £34.2m in respect of balances which are non-interest earning. Short-term deposits are invested for periods with maturity under one year.

20 Financial instruments continued

Currency exposure

Transactions

The analysis below shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2005 Net foreign currency monetary assets/liabilities			
	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		11.9	(2.1)	1.0
US Dollar	0.5		1.4	1.5
Euro	0.2	(1.3)		
Other	0.4	12.3	0.1	0.9
As at 31 July 2005	1.1	22.9	(0.6)	3.4

Translation

Gains and losses arising on net investments overseas and the financial instruments used to hedge the balance sheet exposures are recognised in the statement of recognised income and expense.

21 Provisions for liabilities and charges

	At 1 August 2005 £m	Exchange adjustments £m	Provisions £m	Releases £m	Disposals £m	Utilisation £m	At 5 August 2006 £m
Warranty provision and product liability	51.6	(2.5)	45.4	(5.6)	(0.3)	(20.0)	**68.6**
Reorganisation	9.2		26.3	(1.2)	(0.3)	(17.3)	**16.7**
Property	12.1		1.5	(0.2)		(3.0)	**10.4**
Litigation	17.6		2.0	(1.1)		(5.9)	**12.6**
	90.5	(2.5)	75.2	(8.1)	(0.6)	(46.2)	**108.3**

Analysed as:

	2006 £m	2005 £m
Current liabilities	**81.8**	64.1
Non-current liabilities	**26.5**	26.4
	108.3	90.5

Warranty provision and product liability

Warranties over the Company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation

Significant parts of the Company's operations have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace and Medical, and is expected to be utilised during the next financial year.

Property

As stated in the accounting policies on pages 54 to 57, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years.

Litigation

The Company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and similarly to defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £1.1m were released relating to litigation settled at less than the expected cost. Most of the balance is expected to be utilised within the next five years.

None of the above provisions are discounted.

22 Operating lease commitments – minimum lease payments

The minimum uncancellable lease payments which the Group is committed to make are:

	2006		2005	
	Land and buildings £m	Other £m	Land and buildings £m	Other £m
Payments due				
– not later than one year	**27.0**	**8.4**	30.2	9.3
– later than one year and not later than five years	**66.6**	**8.5**	52.1	9.1
– later than five years	**54.9**	**0.1**	59.2	0.3
	148.5	**17.0**	141.5	18.7

23 Contingent liabilities and commitments

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc (John Crane), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 128,000 claims over the last 27 years. John Crane is currently a defendant in cases involving approximately 162,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after appeals, in only 55 cases, amounting to awards of some US$52.6m over the 27 year period.

To date these awards, the related interest and all material costs of defending these claims have been met directly by insurers. Since the year end John Crane has secured the commutation of certain insurance policies, resulting in anticipated proceeds of approximately US$54m. While substantial insurance will remain in place, it is likely that John Crane will in future meet defence costs directly, seeking appropriate contribution from insurers thereafter.

No provision relating to this litigation has been made in these accounts other than as disclosed in note 21.

At 5 August 2006, contingent liabilities, comprising bonds and guarantees arising in the normal course of business, amounted to £91m (2005: £86m). At 5 August 2006 certain unfunded pension liabilities, recognised on the balance sheet, were secured by means of a fixed and floating charge over land and buildings (£25m) and cash deposits (£10.7m).

In the period the Parent Company arranged a £100m letter of credit facility to support the Group's pension plans.

The Parent Company has guaranteed the US$250m 5.45% Senior Notes 2013 privately placed by a subsidiary and the £660m revolving credit facility used by a subsidiary.

24 Share capital

	Ordinary shares	Issued capital £m	Consideration £m
At 1 August 2005	563,561,555	140.9	
Exercise of share options	3,766,798	0.9	27.3
At 5 August 2006	**567,328,353**	**141.8**	**27.3**

	5 August 2006	31 July 2005
Number of ordinary shares issuable under outstanding options	**20,582,309**	23,039,814

The authorised capital at 31 July 2005 and 5 August 2006 consisted of 800,000,000 ordinary shares of 25p each. At 5 August 2006 all of the issued share capital were in free issue. All issued shares are fully paid.

At 5 August 2006 the following options had been granted and were still outstanding:

	Year issued	Number of shares	Subscription prices	Dates normally exercisable
Smiths Sharesave Scheme	1999	15,516	721.00p	2002/2006
	2000	96,257	612.00p	2003/2007
	2001	215,908	608.00p	2004/2008
	2002	313,946	645.00p	2005/2009
	2003	814,479	554.00p	2006/2010
	2004	1,089,193	525.00p	2007/2011
	2005	774,023	704.00p	2008/2012
	2006	904,490	798.00p	2009/2013
Smiths Industries Executive Share Option Schemes	1996	62,702	823.00p	1999/2006
	1997	199,439	934.00p	2000/2007
	1998	264,443	765.00p	2001/2008
	1999	423,549	858.50p	2002/2009
	2000	421,014	750.00p	2003/2010
	2000	105,809	807.00p	2003/2010
	2001	819,327	790.00p	2004/2011
	2002	2,120,008	806.00p	2005/2012
	2002	3,080,750	654.00p	2005/2012
	2003	3,499,200	669.00p	2006/2013
	2004	2,456,850	774.00p	2007/2014
	2005	1,825,750	901.00p	2008/2015
TI Group Savings-Related Share Option Scheme	1999	12,737	805.07p	2002/2006
	2000	46,565	587.54p	2003/2007
TI Group Executive Share Option Schemes	1996	24,346	1,121.20p	2001/2006
	1997	86,812	1,097.82p	2001/2007
	1997	179,776	1,219.80p	2001/2007
	1998	182,969	1,026.66p	2001/2008
	1998	62,710	849.79p	2001/2008
	1999	54,844	943.31p	2002/2009
	1999	158,873	907.23p	2002/2009
	1999	152,226	1,103.92p	2002/2009
	2000	60,252	661.23p	2003/2010
	2000	57,546	626.16p	2003/2010

25 Share premium and other reserves

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Hedge reserve £m	Income statement £m
At 1 August 2004	183.0	1.7	234.8		721.2
Premium on allotments	14.5				(0.5)
Profit for the year					271.8
Dividends paid to equity shareholders					(154.5)
ESOP Trusts – disposal of company shares					5.4
Share-based payment					5.0
Deferred tax charge related thereto					16.0
Actuarial loss on retirement benefits					(23.4)
Deferred tax charge related thereto					11.8
Exchange rate changes (including tax on recognised gains)					56.1
At 1 August 2005	197.5	1.7	234.8		908.9
Adoption of IAS 39				(3.3)	6.2
Premium on allotments	26.6				(0.2)
Transfers to profit for the period				(5.7)	
Profit for the period					24.2
Dividends paid to equity shareholders					(167.0)
Gains taken to equity				35.5	
Share-based payment					14.5
Deferred tax credit related thereto					(2.6)
Actuarial gain on retirement benefits					94.5
Deferred tax credit related thereto					(24.0)
Exchange rate changes (including tax on recognised gains)					(120.5)
At 5 August 2006	**224.1**	**1.7**	**234.8**	**26.5**	**734.0**

26 Movements in shareholders' equity

	As at 31 July 2005 £m	As at 1 August 2004 £m
Shareholders' equity as reported under UK GAAP at 31 July	**1,204.8**	1,122.5
Amendments to inter-company swap accounting (note 1)	**35.4**	
	1,240.2	1,122.5
Adjustments to comply with IFRS as reported on 21 November 2005	**247.5**	158.5
Additional IFRS adjustments		
– amendments to creditors (note 2)	**(5.6)**	
– revisions to fair values in respect of prior year acquisitions (note 3)	**1.7**	
Shareholders' equity under IFRS at 31 July	**1,483.8**	1,281.0
Change in accounting policy in treatment of embedded derivatives (note 4)	**9.7**	
Change in accounting policy to adopt IAS 32 and IAS 39	**(6.8)**	
Shareholders' equity under IFRS at 1 August	**1,486.7**	1,281.0

Notes

1 An adjustment to the prior year has been made to amend the accounting of an inter-company swap. The adjustment results in a decrease in creditors of £35.4m and an increase in shareholders' equity of £35.4m.

2 During the period since 21 November 2005, the Company has made a minor amendment to its previously published IFRS information as a result of emerging interpretations of standards.

3 As allowed by IFRS 3, the fair values of assets and liabilities acquired in prior year acquisitions have been finalised. These adjustments result in a decrease in goodwill of £0.4m, an increase in other assets of £2.1m, and an increase in shareholders' equity of £1.7m.

4 The basis for valuing non-closely related embedded derivatives was revised in the year to better represent the contractual cash flows in the relevant contracts.

26 Movements in shareholders' equity continued

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
At 1 August	**1,486.7**	1,281.0
Profit for the period	**24.2**	271.8
Share-based payment	**14.5**	5.0
Deferred tax credit/(charge) related thereto	**(2.6)**	16.0
Dividends paid to equity shareholders	**(167.0)**	(154.5)
New share capital subscribed	**27.3**	14.6
ESOP Trusts – disposal of company shares		5.4
Exchange (losses)/gains	**(113.1)**	50.2
Taxation recognised on exchange (losses)/gains	**(7.4)**	5.9
Fair value gains/(losses)		
– on cash-flow hedges	**12.7**	
– on net investment hedges	**17.1**	
Actuarial gains/(losses) on retirement benefit schemes	**94.5**	(23.4)
Deferred taxation credit/(charge) related thereto	**(24.0)**	11.8
At 5 August/31 July	**1,362.9**	1,483.8

27 Cash-flow from operating activities

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Profit before taxation	**132.4**	365.9
Net interest payable	**54.2**	23.2
Financing losses – charged to administrative expenses	**2.8**	
– charged to financing	**0.5**	4.2
Share of post-tax loss from associate	**1.1**	
Other finance income – retirement benefits	**(27.6)**	(11.3)
Impairment of financial asset	**325.0**	
	488.4	382.0
Amortisation of intangible assets	**39.6**	39.1
Profit on disposal of property, plant and equipment	**(4.4)**	
Profit on disposal of business	**(16.4)**	(8.7)
Depreciation of property, plant and equipment	**81.0**	71.7
Share-based payment expense	**16.3**	6.3
Retirement benefits	**(61.5)**	(20.3)
Increase in inventories	**(34.8)**	(89.3)
Increase in trade and other receivables	**(35.6)**	(53.7)
Increase in trade and other payables	**70.7**	76.0
Other non-cash movements		14.0
Cash generated from operations	**543.3**	417.1
Interest	**(49.5)**	(19.9)
Tax paid	**(104.7)**	(77.9)
Net cash inflow from operating activities	**389.1**	319.3

28 Acquisitions

During the period of 53 weeks ended 5 August 2006, the Company made a number of acquisitions: the issued share capital of Livewave, Inc on behalf of Detection (28 October 2005), the issued share capital of Millitech, Inc (16 September 2005), together with the businesses and assets of Farnam (1 August 2005) and Lorch Microwave LLC (4 January 2006) on behalf of Specialty Engineering. In addition, the Company also acquired the minority interests in subsidiary companies operating in Canada and China.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in the period ending 31 July 2007. All acquisitions are wholly owned. Goodwill and other net assets in respect of prior year acquisitions, as previously reported, have been adjusted as a result of finalising their attributable fair values. Accordingly goodwill has decreased by £0.4m and other assets have increased by £2.1m.

28 Acquisitions continued

	Book value £m	Fair value adjustments £m	Provisional fair value £m
Non-current assets			
– intangible assets	5.0	8.3	13.3
– tangible assets	1.6		1.6
Current assets			
– other current assets	7.6	(0.4)	7.2
Current liabilities			
– other current liabilities	(2.2)	(0.5)	(2.7)
Minority interests	1.8		1.8
Net assets acquired	**13.8**	**7.4**	**21.2**
Goodwill			30.6
Total consideration			**51.8**
Consideration satisfied by cash			51.8
Deferred consideration paid on prior-year acquisitions			2.4
Total consideration			**54.2**

The fair value adjustments in respect of intangible assets are due to the recognition of £1.1m in respect of trademarks, £2.1m in respect of acquired technology, £1.6m in respect of customer relationships and £3.5m in respect of other acquired intangibles. Goodwill represents the value of synergies arising from the acquisitions and the acquirees' assembled workforces. The adjustments to current assets and liabilities relate to valuation adjustments and are provisional, based on management's best estimates.

From the date of acquisition to 5 August 2006, the acquisitions contributed £21.3m to revenue, £2.2m to headline profit before taxation and £0.9m to profit before taxation. If Smiths had acquired the assets at the beginning of the financial period, the acquisitions would have contributed £27.5m to revenue and £1.1m to profit.

29 Disposals

The most significant disposal transaction during the period was the sale of the Company's interest in Heimann Biometric Systems GmbH to Cross Match Technologies, Inc. in exchange for 43% of the issued share capital in that company, which is regarded as an associate and its results are therefore accounted for on an equity basis (see note 13).

The Company has also released provisions held in respect of disposals made in prior years, following determination of the warranties and other liabilities provided for at the time of disposal.

	£m
Shares received in Cross Match Technologies, Inc. – at valuation	13.8
Net cash received	8.3
Net consideration received	22.1
Net assets excluding cash and retained liabilities at date of sale	
Tangible fixed assets	5.8
Inventory	9.9
Debtors	5.9
Creditors	(5.1)
Net assets	16.5
Provision for retained liabilities	0.4
Net assets and retained liabilities	16.9
Surplus of proceeds over net assets, costs and expenses	5.2
Disposal provisions in excess of liabilities settled – now released	11.2
Profit on disposal of businesses	16.4

30 Employee share schemes

The Group operates share schemes and plans for the benefit of employees. The nature of each scheme and plan, including general conditions, is set out below:

Smiths Group Sharesave Scheme (SAYE)

The SAYE scheme is an HM Revenue & Customs-approved all-employee savings-related share option scheme which is open to all UK employees, including directors, with 12 months service or more. Participants enter into a contract to save a fixed amount per month of up to £250 in aggregate for three or five years and are granted an option over shares at a fixed option price, set at a 20% discount to market price at the date of invitation to participate. In the case of five-year savings contracts, participants can elect to delay maturity of the contract until its seventh anniversary. The number of shares comprising the option is determined by the monthly amount saved and the bonus paid on maturity of the savings contract. Options granted under the SAYE scheme are not subject to any performance conditions.

Smiths Industries (1984) Executive Share Option Scheme (84 ESOS)

No options have been granted under this scheme since 1994. This scheme ceased to exist on 8 April 2005 following the exercise of the last remaining option.

Smiths Industries 1995 Executive Share Option Scheme (95 ESOS)

The 95 ESOS replaced the 84 ESOS in 1995. Options granted under the 95 ESOS can only be exercised after three years if a performance requirement, determined by the Remuneration Committee, has been met. Options granted under the 95 ESOS up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share. If the performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year. The performance requirement is that the growth in the Company's normalised earnings per share over the three/four/five financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). Executive directors received their final grants of options under the 95 ESOS in October 2003. From 2004 senior executives, including directors, have received awards under the PSP (see below). Grants under the 95 ESOS continue to be made to other executives.

Smiths Industries Senior Executive Deferred Share Scheme (DSS)

Under the DSS executive directors and senior employees were able to use their after tax bonus to purchase the Company's shares at the prevailing market price. At the end of a three year period, if the participant is still in office, he can exercise an option granted to him over matching shares, in respect of any shares retained for that period. The number of matching shares awarded was determined by the Committee at the end of the year in which the bonus was earned by reference to annual bonus, and other corporate financial criteria. The last grant under the DSS was made on 7 December 2004, in respect of bonus earned in the year to 31 July 2004, and matched shares purchased in the market by the grantee on that day. The DSS has been replaced by the CIP (see below).

Smiths Group Performance Share Plan (PSP)

The PSP was introduced in 2004 and replaced the 95 ESOS for executive directors and senior executives. Conditional awards of up to 1.5 times salary (and exceptionally three times salary) are granted annually. The awards will be released following the third anniversary of the date of grant to the extent the PSP's performance tests have been met. One-third of the award is subject to a total shareholder return ('TSR') target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the company's TSR must be at or above the 75th percentile over the three year performance period. 25% of the award will vest if the company's TSR is at median. Awards will vest on a straight-line pro-rata basis between median and 75th percentile. The remaining two-thirds of the award is subject to an earnings per share ('EPS') growth target (measured before exceptional items). Full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

Smiths Group Co-Investment Plan (CIP)

In October 2005 the CIP replaced the DSS. Under the CIP the executive directors and senior executives are able, if invited, to use their after tax bonus or 25% of their basic salary after tax, whichever is the greater, to invest in the Company's shares at the prevailing market price. At the end of a three year period, if the executive is still in office and provided the performance test is passed, he will be awarded matching shares in respect of any invested shares retained for that period. The number of matching shares to be awarded is determined by the Remuneration Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial criteria. The maximum award will not exceed the value, before tax, of the bonus or salary invested in shares by the executive. Vesting of matching shares will occur and the matching shares will be released at the end of the three year period if the Company's Return on Capital Employed (RoCE) over the Performance Period exceeds the Company's weighted average cost of capital over the Performance Period by an average margin of at least 1% per annum.

TI Group (1994) Savings Related Share Options Scheme (TI SAYE)

The last invitation to participate in the TI SAYE Scheme, an HM Revenue & Customs-approved all-employee savings-related share option scheme, was issued in 2000. The extant options are held by employees of the former TI Group who elected to receive seven-year options in 1999 and 2000. No performance conditions attach to this scheme.

TI Group (1990) Executive Share Option Scheme (TI 90 ESOS)

No options have been granted under this scheme since 1999 when it was replaced by the TI 99 ESOS (see below). Executives who held options at the time of the merger of TI Group into Smiths Group were able to exercise their options at the time or to roll them over into continuing options over an equivalent number of Smiths Group shares. The performance conditions attaching to this scheme were waived as a result of the change of control of TI Group.

TI Group 1999 Executive Share Option Scheme (TI 99 ESOS)

No options have been granted under this scheme since 2000 when TI Group was merged into Smiths Group. Executives who held options at time of the merger were able to exercise their options at the time or to roll them over into continuing options over an equivalent number of Smiths Group shares. The performance conditions attaching to this scheme were waived as a result of the change of control of TI Group.

30 Employee share schemes continued

	SAYE and TI SAYE	84 ESOS and 95 ESOS	DSS	PSP	CIP	TI 90 ESOS and TI 99 ESOS	Total	Weighted average price for option plans £
Ordinary shares under option ('000)								
1 August 2004	5,583	17,556	678			2,094	25,911	
Granted	865	2,800	407	1,097			5,169	
Exercised	(672)	(1,042)	(241)			(564)	(2,519)	
Lapsed	(598)	(473)	(6)			(23)	(1,100)	
31 July 2005	5,178	18,841	838	1,097		1,507	27,461	£6.69
Granted	920	2,600		954	732		5,206	
Exercised	(1,550)	(1,945)	(172)			(382)	(4,049)	
Lapsed	(265)	(1,209)	(30)	(117)	(5)	(105)	(1,731)	
5 August 2006	**4,283**	**18,287**	**636**	**1,934**	**727**	**1,020**	**26,887**	**£6.50**

Options were exercised on an irregular basis during the period and the average closing share price was 945.2p (2005: 820.7p). There has been no change to the effective option price of any of the outstanding options during the period.

Range of exercise prices	Total shares under option ('000)	Weighted average remaining contractual life (months)	**Options exercisable at 5 August 2006 ('000)**	Options exercisable at 31 July 2005 ('000)	**Exercisable weighted average exercise price for options exercisable at 5 August 2006**
£0.00 – £2.00	3,297	37	**35**	47	**£0.00**
£2.00 – £4.00					
£4.01 – £6.00	1,950	30			
£6.01 – £8.00	14,621	75	**1,623**	1,401	**£7.65**
£8.01 – £10.00	6,440	79	**1,068**	1,886	**£8.77**
£10.01 – £12.00	446	22	**446**	509	**£10.72**
£12.01 – £14.00	180	11	**180**	198	**£12.20**

For the purposes of valuing options to arrive at the share-based payment charge, the Binomial option pricing model has been used for most schemes. The assumptions used in the model for 2005 and 2006 are as follows:

	53 weeks ended 5 August 2006			
	SAYE	**95 ESOS**	**DSS/CIP**	**PSP**
Weighted average fair value (£)	**2.17**	**1.52**	**7.34**	**6.24**
Key assumptions used:				
Weighted average share price	**6.19**	**5.81**		
Range of exercise prices (£)	**5.25-7.98**	**6.69-9.01**		
Range of expected volatility (%)	**17-33.1**	**24-33.9**		**16.5**
Risk-free interest rate (%)	**3.5-5.1**	**4.3-4.4**		
Range of expected option term (life)	**3.2-7.2 yrs**	**5 yrs**	**3 yrs**	**3 yrs**
Dividend yield (%)	**3.75**	**3.75**	**3.75**	**3.75**

	Year ended 31 July 2005			
	SAYE	95 ESOS	DSS/CIP	PSP
Weighted average fair value (£)	2.11	1.29	6.69	5.62
Key assumptions used:				
Weighted average share price	5.77	7.11		
Range of exercise prices (£)	5.25-7.04	6.69-7.74		
Range of expected volatility (%)	21-33.1	30-33.9		16.5
Risk-free interest rate (%)	3.5-5.1	4.3-4.4		
Range of expected option term (life)	3.2-7.2 yrs	5 yrs	3 yrs	3 yrs
Dividend yield (%)	3.75	3.75	3.75	3.75

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Best estimates have been used where historical data is not available in this respect.

Included within staff costs (see note 10) is an expense arising from share-based payment transactions of £16.3m (2005: £6.3m), of which £14.5m (2005: £5.0m) relates to equity-settled share-based payment.

Transition to IFRS

Background

IFRS 1 exemptions and elections

As a consequence of the adoption by the European Union (EU) of International Financial Reporting Standards (IFRS) the Group, in common with all other companies quoted on the London Stock Exchange or other European exchanges, is required to prepare its consolidated financial statements under IFRS for all periods commencing on or after 1 January 2005.

The Smiths Group Annual Report and Accounts for the period ended 5 August 2006 is the first Annual Report and Accounts prepared under IFRS. As the year ended 31 July 2005 is the earliest year for which full IFRS financial statements are presented in the 2006 Annual Report and Accounts, the transition date for the Group is 1 August 2004.

Smiths is required to establish its IFRS accounting policies for the period ended 5 August 2006, and apply these retrospectively to determine its opening IFRS balance sheet at the transition date of 1 August 2004 and the comparative financial information for the year ended 31 July 2005. However, advantage has been taken of certain exemptions afforded by 'IFRS 1 First Time Adoption of International Financial Reporting Standards'.

Business combinations

Business combinations prior to 1 August 2004, and in particular the merger with TI Group plc, which took place on 4 December 2000, have not been restated to comply with 'IFRS 3 Business Combinations', which requires acquisition accounting for all business combinations. The merger reserve of £235m will remain as a permanent item within shareholders' equity;

Cumulative translation differences

'IAS 21 The Effects of Changes in Foreign Exchange Rates' requires annual translation differences arising on the opening net assets and net profit or loss of each foreign subsidiary to be treated as a separate component of shareholders' equity, and the cumulative net surplus/deficit for each subsidiary carried forward and added to/subtracted from any gains/losses on the future disposal of that subsidiary. Smiths has taken the option to set these cumulative gains/losses at zero as at the date of transition to IFRS. Any gains and losses recognised in the income statement on subsequent disposals of foreign operations will therefore include only those translation differences arising after 1 August 2004, the IFRS transition date;

Share-based payment

Smiths has applied 'IFRS 2 Share-based Payment' retrospectively only to equity-settled awards made after 7 November 2002 that had not vested at 1 January 2005.

Financial Instruments

Smiths has elected to adopt IAS 32 and IAS 39 from 1 August 2005 with no restatement of comparative information. Consequently, the relevant comparative financial information for the year ended 31 July 2005 will not reflect the impact of these standards, but will include financial instruments accounted for on a UK GAAP basis.

IFRS adjustments

The key differences between UK GAAP and IFRS that impact the Group are set out below.

Research and development

Under UK GAAP, Smiths wrote off research and development expenditure, other than that recoverable from third parties, in the year in which it was incurred.

Under 'IAS 38 Intangible Assets', the Company is required to capitalise the cost of developments which meet certain recognition criteria, including the technical feasibility of, and probable future economic benefits arising from, the project. This expenditure is then amortised over the anticipated future life of the economic benefits arising.

Customer-funded and unfunded development projects are treated on a similar basis, although the increased risk implicit in most funded development projects means that the criteria for capitalisation are less likely to be met. Where costs are capitalised on funded development contracts, the associated funding is held as a deferred liability on the balance sheet, and released to the income statement in step with the amortisation of the capitalised intangible asset.

Research costs, and development costs which do not meet the relevant capitalisation criteria, are written off in the year in which they are incurred.

As a result of this policy, net assets (before the associated deferred tax adjustment) have increased by £65.1m and £111.3m as at 1 August 2004 and 31 July 2005 respectively. Operating profits have increased by £36.3m for the year ended 31 July 2005, represented by the capitalisation of £67.4m of costs previously written off under UK GAAP, offset by £31.1m.

Business combinations

Under UK GAAP, the difference between the consideration paid for an acquisition and the fair value of the identifiable net assets of the acquired subsidiary at the date of acquisition is recognised as goodwill. Identifiable net assets include intangible assets which are capable of separate disposal without disposing of the related business. Under IFRS, intangible assets of an acquired subsidiary are separately recognised from goodwill if their fair value can be measured reliably. Intangible assets include trademarks, customer relationships and contracts and patented technologies.

Intangible assets recognised are amortised over their useful life. Under the transition rules, the Company is not required to identify any acquired intangible assets in respect of acquisitions completed prior to 1 August 2004. As a result of acquisitions made during the year ended 31 July 2005, intangible assets have been reclassified out of goodwill arising on acquisition, with an associated increase in the intangible asset amortisation charge of £3.4m for the year ended 31 July 2005.

Under UK GAAP, the fair value of acquired stock is stated at the lower of cost or net realisable value. Under IFRS the fair value of acquired inventory is based on selling price, less the sum of costs to complete, costs of disposal and a reasonable profit allowance for the completing and selling effort based on profit for similar finished goods. As a result an adjustment of £14.0m was made to the acquisition balance sheet of Medex. As at 31 July 2005 the uplifted inventory had been traded through the income statement, resulting in a £14.0m decrease in profit before taxation for the year ended 31 July 2005.

Goodwill

Under UK GAAP, goodwill on businesses acquired by the Group after 1 August 1998 is capitalised and amortised on a straight-line basis over its anticipated future life up to a maximum of 20 years. Goodwill in respect of businesses acquired prior to 1 August 1998 was set off against reserves in the year of acquisition. On subsequent disposal of a business acquired prior to 1 August 1998 purchased goodwill previously set off against reserves is recycled and included in the profit or loss on disposal of the business.

Under IFRS, from 1 August 2004 onwards, goodwill will no longer be amortised, but will instead be subject to annual impairment review. The amortisation charge under UK GAAP for goodwill for the year ended 31 July 2005 of £53.3m has been reversed from the income statement, resulting in a corresponding increase in the net book value of goodwill. On disposal of a business acquired before 1 August 1998 goodwill set off against reserves will no longer be recycled as part of the profit or loss on disposal of that business. The exceptional write down of goodwill on anticipated future disposals of £2.3m recognised under UK GAAP has been reversed from the income statement.

Dividends

Under UK GAAP, dividends relating to an accounting period but declared after the balance sheet date are recognised as a liability even if the approval of that dividend took place after the balance sheet date.

Under IFRS, proposed dividends do not meet the definition of a liability until such time as they have been declared, and in the case of the final dividend, approved by shareholders at the Annual General Meeting. This has resulted in a balance sheet reclassification from current liabilities to retained profit of £102.5m and £111.3m as at 1 August 2004 and 31 July 2005 respectively.

Share-based payment
Smiths operates a number of share-based incentive schemes (both awards of options and awards of shares) that are impacted by 'IFRS 2 Share-based Payment'. Under UK GAAP Smiths recognises an expense based on the intrinsic value of the options (the difference between the exercise price and the market value at the date of the award), other than for Save-As-You-Earn schemes for which UK GAAP includes an exemption from recognising an expense.

Under IFRS, the cost of all share-based payments, based on the fair value of the options or shares at the date of grant and calculated using an appropriate pricing model, is recognised over the vesting period of the award. Accordingly, an adjustment has been recognised to reflect an additional charge of £6.3m in the year ended 31 July 2005.

Retirement benefits
Under UK GAAP, the Company had already adopted 'FRS 17 Retirement Benefits'. Under FRS 17 the assets and liabilities of the Group's defined benefit pension schemes are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension schemes are recognised in the profit and loss account as operating costs and finance costs respectively. Variations from expected costs arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Total Recognised Gains and Losses.

The change to 'IAS 19 Employee Benefits' does not give rise to any significant change in the basis of accounting for pensions as Smiths will adopt early the option allowed under IAS 19 to take actuarial gains and losses immediately and directly to equity through the Statement of Recognised Income and Expense. Changes are largely confined to presentation, in that retirement benefit scheme surpluses and deficits must be aggregated separately on the face of the balance sheet, and shown gross, rather than net, of deferred taxation. The deferred tax balance under UK GAAP related to pensions amounted to assets of £116.4m and liabilities of £31.2m as at 1 August 2004 and assets of £127.3m and liabilities of £40.4m as at 31 July 2005.

Deferred taxation
Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, deferred tax is recognised on all taxable temporary differences between the tax base and the accounting base of balance sheet items included in the balance sheet of the Group, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS relate to the following:

- deferred tax provisions relating to tax deductible goodwill set off against reserves prior to 1 August 1998 under UK GAAP and not reinstated under IFRS are written back. For goodwill on which deductions are still to be claimed, deferred tax assets, where recoverable, have been recognised on transition to IFRS and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP; and
- under IFRS, deferred tax is provided on temporary differences arising on investments in subsidiaries and associates (principally in respect of unremitted earnings), except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

In addition to these adjustments, the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of newly recognised assets and liabilities arising from the adoption of IFRS.

Computer software
Under UK GAAP, all capitalised computer software was classified within tangible fixed assets. IFRS requires capitalised software that is not an integral part of the hardware to be treated as an intangible asset. This has resulted in balance sheet reclassifications of approximately £12m and £23.0m respectively at 1 August 2004 and 31 July 2005.

Financial instruments
A summary of the impact of the principal differences and adjustments resulting from the adoption of IAS 32 and IAS 39 as they apply to the Group's balance sheet as at 1 August 2005 is set out below:

Forward foreign exchange contracts and currency options
Smiths uses forward foreign exchange contracts and currency options for the purposes of hedging all material contractually committed and forecast foreign currency denominated future sales and purchases. Under UK GAAP, a form of hedge accounting was applied to these forward foreign exchange contracts and currency options meaning that some derivatives were held off balance sheet for at least part of their lives. Under IFRS, the fair value of all forward foreign exchange contracts and currency options is recognised on the balance sheet. IAS 39 places significant restrictions on the use of hedge accounting and changes the hedge accounting methodology. As a result, from 1 August 2005, Smiths will recognise all forward foreign exchange contracts and currency options on the balance sheet at fair value and will apply the new hedge accounting methodology to all significant qualifying relationships. Net assets increased by £0.4m at 1 August 2005.

Interest rate swaps
Under UK GAAP, only accrued interest in respect of interest rate swaps was recognised on the balance sheet. Under IFRS, the fair value of interest rate swaps is also recognised on the balance sheet. Net assets decreased by £0.6m as at 1 August 2005.

Borrowings
Under UK GAAP, borrowings were recognised at initial proceeds received, comprising face values adjusted for issue fees, discounts and premia. Issue fees, discounts and premia were amortised over the life of the related borrowing and accrued interest was classified separately to the borrowing. Under IFRS, where hedge accounting has been applied the borrowings balance is adjusted for the fair value movement in the hedged risk and accrued interest is included within the value of the borrowing.

Embedded derivatives
Under UK GAAP, embedded derivatives were not recognised. Under IFRS, the fair value of embedded derivatives not closely related to their host contract is recognised. A net derivative financial asset of £0.2m has been recognised at 1 August 2005.

'Gross up' of cash and overdrafts
Under UK GAAP, cash and overdraft balances within Smiths' UK and Euro cash pools are presented in the consolidated accounts on a 'net' basis. This notional pooling does not meet the strict off-set rules under IAS 32, and as a result the cash and overdraft balances must be reported 'gross' on the balance sheet. This has resulted in an increase in cash and overdrafts of £664.5m.

Cash-flow statement
The move from UK GAAP to IFRS does not change any of the cash-flows of the Group. The IFRS cash-flow format is similar to UK GAAP but presents various cash-flows in different categories and in a different order from the UK GAAP cash-flow statement. All of the IFRS accounting adjustments net out within net cash inflow from operating activities except for the capitalisation of development expenditure.

IFRS consolidated income statement

	Year ended 31 July 2005		
	UK GAAP £m	Adjustments £m	IFRS £m
Revenue	3,016.8	(11.4)	3,005.4
Cost of sales	(1,804.9)	(9.8)	(1,814.7)
Gross profit	1,211.9	(21.2)	1,190.7
Sales and distribution costs	(283.3)		(283.3)
Administrative expenses	(617.4)	83.3	(534.1)
Profit on disposal of businesses	6.4	2.3	8.7
Operating profit	317.6	64.4	382.0
Interest receivable	15.0		15.0
Interest payable	(48.0)	9.8	(38.2)
Other financing gains	10.1	(14.3)	(4.2)
Retirement benefits			
- return on plan assets	174.3	(3.8)	170.5
- interest cost	(159.2)		(159.2)
Finance (costs)	(7.8)	(8.3)	(16.1)
Profit before taxation	309.8	56.1	365.9
Comprising			
- headline profit before taxation	412.6	(8.8)	403.8
- exceptional items	(51.9)	23.9	(28.0)
- amortisation of intangible assets	(61.0)	55.3	(5.7)
- financing gains/losses	10.1	(14.3)	(4.2)
	309.8	56.1	365.9
Taxation	(89.0)	(5.1)	(94.1)
Profit for the period	220.8	51.0	271.8
Profit for the period attributable to equity shareholders of the parent company	220.8	51.0	271.8
Earnings per share			
Basic	39.3p	9.0p	48.3p
Diluted	39.0p	9.2p	48.2p

Analysis of IFRS adjustments to the income statement

	Development costs £m	Goodwill amortisation and impairment £m	Share-based payment £m	Amortisation of acquired intangible assets £m	Other adjustments £m	IFRS adjustments £m
Revenue	(11.4)					(11.4)
Cost of sales	6.5				(16.3)	(9.8)
Gross profit	(4.9)				(16.3)	(21.2)
Sales and distribution costs						
Administrative expenses	41.2	47.3	(6.3)	(3.4)	4.5	83.3
Profit on disposal of businesses					2.3	2.3
Operating profit	36.3	47.3	(6.3)	(3.4)	(9.5)	64.4
Interest receivable						
Interest payable					9.8	9.8
Other financing gains					(14.3)	(14.3)
Retirement benefits						
– return on plan assets					(3.8)	(3.8)
– interest cost						
Finance (costs)					(8.3)	(8.3)
Profit before taxation	36.3	47.3	(6.3)	(3.4)	(17.8)	56.1
Comprising						
– headline profit before taxation						(8.8)
– exceptional items						23.9
– amortisation of intangible assets						55.3
– financing gains						(14.3)
						56.1
Taxation						(5.1)
Profit for the period						51.0
Profit for the period attributable to equity shareholders of the parent company						51.0

IFRS consolidated balance sheet

	31 July 2005			1 August 2004		
	UK GAAP £m	Adjustments £m	IFRS £m	UK GAAP £m	Adjustments £m	IFRS £m
Non-current assets						
Intangible assets	1,225.6	256.1	1,481.7	728.2	129.2	857.4
Property, plant and equipment	525.8	(23.0)	502.8	423.5	(12.2)	411.3
Financial assets	328.5		328.5	327.3		327.3
Retirement benefit assets	134.6		134.6	103.9		103.9
Deferred tax assets	133.6	(15.8)	117.8	116.4	(13.7)	102.7
Trade and other receivables	9.9	14.8	24.7	9.2	(0.9)	8.3
	2,358.0	232.1	2,590.1	1,708.5	102.4	1,810.9
Current assets						
Inventories	570.0	(5.8)	564.2	423.5	(3.8)	419.7
Trade and other receivables	727.2	(6.7)	720.5	620.4	5.1	625.5
Financial assets						
Cash and cash equivalents	60.9		60.9	449.2		449.2
Total assets	3,716.1	219.6	3,935.7	3,201.6	103.7	3,305.3
Non-current liabilities						
Financial liabilities						
Borrowings	(937.7)		(937.7)	(446.5)		(446.5)
Financial derivatives						
Provisions for liabilities and charges	(26.4)		(26.4)	(22.6)		(22.6)
Retirement benefit obligations	(369.4)	(1.8)	(371.2)	(351.2)	(1.8)	(353.0)
Deferred tax liabilities	(11.8)	(8.1)	(19.9)	(49.4)	10.8	(38.6)
Trade and other payables	(74.4)	(58.8)	(133.2)	(53.1)	(41.6)	(94.7)
	(1,419.7)	(68.7)	(1,488.4)	(922.8)	(32.6)	(955.4)
Current liabilities						
Financial liabilities						
Borrowings	(54.0)		(54.0)	(275.4)		(275.4)
Financial derivatives						
Provisions for liabilities and charges	(64.1)		(64.1)	(79.2)		(79.2)
Trade and other payables	(812.7)	128.1	(684.6)	(665.9)	87.4	(578.5)
Current tax payable	(160.8)		(160.8)	(135.8)		(135.8)
Total liabilities	(2,511.3)	59.4	(2,451.9)	(2,079.1)	54.8	(2,024.3)
Net assets	1,204.8	279.0	1,483.8	1,122.5	158.5	1,281.0
Shareholders' equity						
Share capital	140.9		140.9	140.3		140.3
Share premium account	197.5		197.5	183.0		183.0
Revaluation reserve	1.7		1.7	1.7		1.7
Merger reserve	234.8		234.8	234.8		234.8
Retained earnings	629.9	279.0	908.9	562.7	158.5	721.2
Total shareholders' equity	1,204.8	279.0	1,483.8	1,122.5	158.5	1,281.0

Analysis of IFRS balance sheet adjustments

1 August 2004

	Development costs £m	Share-based payment £m	Dividend reversal £m	Other £m	IFRS adjustments £m
Non-current assets					
Intangible assets	116.1			13.1	129.2
Property, plant and equipment				(12.2)	(12.2)
Financial assets					
Retirement benefit assets					
Deferred tax assets		4.3		(18.0)	(13.7)
Trade and other receivables				(0.9)	(0.9)
	116.1	4.3		(18.0)	102.4
Current assets					
Inventories				(3.8)	(3.8)
Trade and other receivables				5.1	5.1
Financial assets					
Cash and cash equivalents					
Total assets	116.1	4.3		(16.7)	103.7
Non-current liabilities					
Financial liabilities					
Borrowings					
Financial derivatives					
Provisions for liabilities and charges					
Retirement benefit obligations				(1.8)	(1.8)
Deferred tax liabilities	(21.9)			32.7	10.8
Trade and other payables	(41.4)			(0.2)	(41.6)
	(63.3)			30.7	(32.6)
Current liabilities					
Financial liabilities					
Borrowings					
Financial derivatives					
Provisions for liabilities and charges					
Trade and other payables	(9.6)		102.5	(5.5)	87.4
Current tax payable					
Total liabilities	(72.9)		102.5	25.2	54.8
Net assets	43.2	4.3	102.5	8.5	158.5
Shareholders' equity					
Share capital					
Share premium account					
Revaluation reserve					
Merger reserve					
Retained earnings	43.2	4.3	102.5	8.5	158.5
Total shareholders' equity	43.2	4.3	102.5	8.5	158.5

Analysis of IFRS balance sheet adjustments

31 July 2005

	Development costs £m	Goodwill amortisation and impairment £m	Business combinations £m	Share-based payment £m	Dividend reversal £m	Other £m	IFRS adjustments £m
Non-current assets							
Intangible assets	168.8	45.9	17.4			24.0	256.1
Property, plant and equipment			(0.3)			(22.7)	(23.0)
Financial assets							
Retirement benefit assets							
Deferred tax assets				22.3		(38.1)	(15.8)
Trade and other receivables						14.8	14.8
	168.8	45.9	17.1	22.3		(22.0)	232.1
Current assets							
Inventories			(0.1)			(5.7)	(5.8)
Trade and other receivables	(0.8)		0.9			(6.8)	(6.7)
Financial assets							
Cash and cash equivalents							
Total assets	168.0	45.9	17.9	22.3		(34.5)	219.6
Non-current liabilities							
Financial liabilities							
Borrowings							
Financial derivatives							
Provisions for liabilities and charges							
Retirement benefit obligations						(1.8)	(1.8)
Deferred tax liabilities	(36.6)		(23.3)			51.8	(8.1)
Trade and other payables	(45.4)			(1.3)		(12.1)	(58.8)
	(82.0)		(23.3)	(1.3)		37.9	(68.7)
Current liabilities							
Financial liabilities							
Borrowings							
Financial derivatives							
Provisions for liabilities and charges							
Trade and other payables	(11.3)		(3.2)		111.3	31.3	128.1
Current tax payable							
Total liabilities	(93.3)		(26.5)	(1.3)	111.3	69.2	59.4
Net assets	74.7	45.9	(8.6)	21.0	111.3	34.7	279.0
Shareholders' equity							
Share capital							
Share premium account							
Revaluation reserve							
Merger reserve							
Retained earnings	74.7	45.9	(8.6)	21.0	111.3	34.7	279.0
Total shareholders' equity	74.7	45.9	(8.6)	21.0	111.3	34.7	279.0

Group financial record under IFRS 2005-2006

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Revenue	**3,522.9**	3,005.4
Headline operating profit	**519.8**	415.7
Amortisation of acquired intangible assets	**(16.9)**	(5.7)
Exceptional items (including impairment)	**(339.5)**	(28.0)
Financing losses	**(2.8)**	
Operating profit	**160.6**	382.0
Net finance costs	**(27.1)**	(16.1)
Share of post-tax losses of associated companies	**(1.1)**	
Profit before taxation	**132.4**	365.9
Profit after taxation	**24.2**	271.8
Shareholders' equity	**1,362.9**	1,483.8
Represented by		
– intangible fixed assets	**1,530.6**	1481.7
– property, plant & equipment and investments	**512.6**	831.3
– net current assets/provisions/retirement benefit liabilities	**246.4**	101.6
Net borrowings	**(926.7)**	(930.8)
Funds employed	**1,362.9**	1,483.8
Ratios		
Operating profit before amortisation of acquired intangible assets: turnover (%)	**14.8**	13.8
Effective tax rate before amortisation of acquired intangible assets and exceptional items (%)	**25.6**	26.4
After tax return on average shareholder investment (%)	**13.6**	11.2
Cash-flow		
Cash-flow from normal operating activities	**437.6**	277.6
Less capital expenditure (net)	**(18.0)**	(18.9)
Operating cash after capital expenditure	**419.6**	258.7
Free cash-flow per share (before acquisitions and dividends, after capital expenditure)	**170.4**	147.0
Free cash-flow per share (p)	**30.1p**	26.1p
Earnings per share before amortisation of acquired intangible assets and exceptional items (p)	**64.8**	52.8
Dividends		
Pence per share	**31.3**	29.0
Times covered before amortisation of acquired intangible assets and exceptional items	**2.1**	1.8
Number of employees (000s)		
United Kingdom	**7.3**	7.2
Overseas	**24.5**	23.4
	31.8	30.6

Group financial record under UK GAAP 2002-2005

	Year ended 31 July			
	2005 £m	2004 £m	2003 £m	2002 £m
Turnover				
- continuing operations	3,016.8	2,678.4	2,629.2	2,588.4
- discontinued operations		55.0	426.9	635.1
	3,016.8	2,733.4	3,056.1	3,223.5
Operating profit				
- continuing operations	420.4	360.1	371.9	364.1
- discontinued operations		2.2	51.9	64.0
	420.4	362.3	423.8	428.1
Goodwill amortisation and impairment	(61.0)	(39.0)	(44.1)	(50.7)
Operating profit (after goodwill amortisation and impairment)	359.4	323.3	379.7	377.4
Net interest	(7.8)	(12.2)	(39.8)	(32.0)
Profit before exceptional items	351.6	311.1	339.9	345.4
Exceptional items	(41.8)	(11.0)	(122.5)	(68.0)
Profit before taxation	309.8	300.1	217.4	277.4
Profit after taxation	220.8	212.9	112.3	186.4
Minority interests			(0.8)	(1.3)
Shareholders' equity	1,204.8	1,122.5	857.2	832.6
Represented by				
- intangible fixed assets	1,225.6	728.2	830.2	638.3
- tangible fixed assets and investments	854.3	750.8	885.4	892.5
- net current assets/provisions/retirement benefit liabilities	55.7	(83.8)	(143.3)	27.0
Net debt	(930.8)	(272.7)	(715.1)	(725.2)
Funds employed	1,204.8	1,122.5	857.2	832.6
Goodwill charged directly to reserves	1,260.3	1,262.6	1,392.6	1,604.1
Shareholder investment	2,465.1	2,385.1	2,249.8	2,436.7
Ratios				
Operating profit before goodwill amortisation and impairment: turnover (%)	13.9	13.3	13.9	13.3
Effective tax rate before goodwill amortisation and exceptional items (%)	26.0	26.5	27.0	28.0
After tax return on average shareholder investment (%)	12.6	11.1	11.9	11.0
Cash-flow				
Cash-flow from normal operating activities	384.9	382.9	466.5	583.0
Less capital expenditure (net)	(104.9)	(53.9)	(86.3)	(100.0)
Operating cash after capital expenditure	280.0	329.0	380.2	483.0
Free cash-flow per share (before acquisitions and dividends, after capital expenditure)	147.0	255.0	270.5	314.5
Free cash-flow per share (p)	26.1	45.5	48.4	56.5
Earnings per share before amortisation and impairment of goodwill and exceptional items (p)	54.3	45.9	50.1	51.0
Dividends				
Pence per share	29.0	27.0	26.0	25.5
Times covered before amortisation and impairment of goodwill and exceptional items	1.9	1.7	1.9	2.0
Number of employees (000s)				
United Kingdom	7.2	6.9	8.5	10.7
Overseas	23.4	20.3	23.8	22.3
	30.6	27.2	32.3	33.0

Independent auditor's report to the members of Smiths Group plc

We have audited the Parent Company financial statements of Smiths Group plc for the period ended 5 August 2006 which comprise the Balance Sheet and the related notes. These Parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Smiths Group plc for the year ended 5 August 2006.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Parent Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Parent Company financial statements give a true and fair view and whether the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Parent Company financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Parent Company financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Statement, the Summary Performance Statement, the Operating and Financial Review, the Directors' Report, the Corporate Governance Statement, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Five Year Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Parent Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the Parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 5 August 2006;
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London

29 September 2006

Notes
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Company balance sheet

	Note	5 August 2006 £m	31 July 2005 (restated) £m
Fixed assets			
Tangible assets	2	**34.3**	32.4
Investments and advances	3	**2,356.2**	1,945.5
		2,390.5	1,977.9
Current assets			
Debtors			
– amounts falling due within one year	4	**90.5**	19.1
– amounts falling due after more than one year	4	**8.2**	17.4
Cash at bank and on deposit		**11.2**	220.8
Financial derivatives		**13.0**	
		122.9	257.3
Creditors: amounts falling due within one year	5	**(141.4)**	(372.1)
Net current liabilities		**(18.5)**	(114.8)
Total assets less current liabilities		**2,372.0**	1,863.1
Creditors: amounts falling due after more than one year	5	**(340.2)**	(306.3)
Provisions for liabilities and charges	6	**(2.3)**	(3.1)
Financial derivatives		**(3.7)**	
Net assets excluding pension liabilities		**2,025.8**	1,553.7
Retirement benefit liabilities		**(50.8)**	(38.3)
Net assets including pension liabilities		**1,975.0**	1,515.4
Capital and reserves			
Called up share capital	8	**141.8**	140.9
Share premium account	9	**224.1**	197.5
Revaluation reserve	9	**0.5**	0.5
Merger reserve	9	**180.5**	180.5
Profit and loss account		**1,428.1**	996.0
Shareholders' equity		**1,975.0**	1,515.4

The accounts on pages 100 to 108 were approved by the Board of Directors on 29 September 2006 and were signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

John Langston
Finance Director

Accounting policies

Basis of preparation
The accounts have been prepared on a going concern basis and in accordance with the Companies Act 1985, as amended and with all applicable accounting standards in the United Kingdom (UK GAAP) under the historical cost convention modified to include the revaluation of certain properties.

As permitted by Section 230(3) of the Companies Act 1985,the Company's entity profit and loss account and statement of total recognised gains and losses have not been presented.

The Company has taken advantage of the exemption in 'FRS 8 Related Party Disclosures' not to disclose transactions with other members of the Smiths Group.

The Company is exempt under the terms of 'FRS 1 (Revised 1996) Cash Flow Statements' from the requirement to publish its own cash-flow statement, as its cash-flows are included within the consolidated cash-flow statement of the Group.

Changes in accounting policies
The Company has adopted 'FRS 20 Share-based Payment', 'FRS 21 Events after the Balance Sheet Date', 'FRS 23 The Effects of Changes in Foreign Exchange Rates', 'FRS 25 Financial Instruments: Disclosure and Presentation', 'FRS 26 Financial Instruments: Measurement' and 'FRS 28 Comparative Amounts' in these financial statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption to restate comparatives has been taken. Details of the effects of prior year adjustments are given in note 9.

Foreign currencies
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the retranslation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account. The Company adopted 'FRS 23 The Effects of Changes in Foreign Exchange Rates' on 1 January 2005. The adoption of this standard did not have a material impact on the Company's balance sheet.

Tangible fixed assets
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%. Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

Freehold properties
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of 'FRS 15 Tangible Fixed Assets', and do not intend to revalue these properties every year.

Leased properties
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

Fixed asset investments
The Company's investment in shares in group companies are stated at cost less provision for impairment. Any impairment is charged to the profit and loss account as it arises.

Financial instruments
The Company's accounting policies under UK GAAP namely 'FRS 25 Financial Instruments: Disclosure and Presentation' and 'FRS 26 Financial Instruments: Measurement' are the same as the Smiths Group's accounting policies under International Financial Reporting Standards (IFRSs) namely 'IAS 32 Financial Instruments: Disclosure and Presentation' and 'IAS 39 Financial Instruments: Recognition and Measurement'. These standards are effective from 1 August 2005 and the policies are set out under the heading 'Financial instruments' in note 20 to the consolidated accounts on page 76. The Company is not providing all the financial instruments disclosures, because the required disclosures are given in note 20 to the consolidated accounts on pages 76 to 82. The changes to profit retained in this regard are set out in the following notes and further described in the notes to the consolidated accounts.

Taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as disclosed in the accounts, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

Provisions
Provisions for vacant leasehold property are recognised when the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease, or the termination payment, if smaller.

Post-retirement benefits
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial

gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

Share-based Payment

The Company operates a number of equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of shares or share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or share options granted, excluding the impact of any non-market vesting conditions (for example profitability and sales growth targets). Fair value is determined by reference to option pricing models, principally Binomial models.

The Company has applied the requirements of 'FRS 20 Share-based Payment'. In accordance with the transitional provisions, FRS 20 has been applied only to grants of equity instruments after 7 November 2002 that had not vested as at 1 January 2005.

Events after the balance sheet date

The ASB issued 'FRS 21 Events after the Balance Sheet Date' in May 2004. This standard replaced 'SSAP 17 Accounting for Post Balance Sheet Events' and the main effect of this change is to prohibit the recording of a provision for a proposed dividend where the dividend is declared after the balance sheet date. FRS 21 is applicable for accounting periods beginning on after 1 January 2005. Therefore final dividends are now only recognised when shareholders have approved such amount and interim dividends are only recognised when paid.

Notes to the Company accounts

1 Employees

	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Staff costs during the period		
Wages and salaries	**91.7**	18.7
Social security	**10.0**	2.9
Cost of share-based incentive plans	**9.9**	2.9
Pension costs (including defined contribution schemes) (note 7)	**15.7**	2.6
	127.3	27.1

For details of Smiths Group plc's employee share option schemes and other share-based plans refer to note 30 relating to the Group accounts.

The average number of persons employed during the period was 3,460 (2005: 151).

2 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 1 August 2005	35.0	1.0	3.4	39.4
Additions	0.2	0.3	0.3	0.8
Disposals		(0.3)	(1.2)	(1.5)
At 5 August 2006	**35.2**	**1.0**	**2.5**	**38.7**
Depreciation				
At 1 August 2005	5.4	0.2	1.4	7.0
Impairment reversal	(2.5)			(2.5)
Charge for the period	0.5	0.4	0.4	1.3
Disposals		(0.4)	(1.0)	(1.4)
At 5 August 2006	**3.4**	**0.2**	**0.8**	**4.4**
Net book value at 5 August 2006	**31.8**	**0.8**	**1.7**	**34.3**
Net book value at 1 August 2005	29.6	0.8	2.0	32.4

	5 August 2006 £m
Land and buildings	
Cost	**32.5**
Valuation 1974	**2.5**
Freehold	**35.0**
Long leasehold	**0.2**
Short leasehold	
	35.2

If land and buildings had not been revalued they would have been included at the following amounts:

	5 August 2006 £m
Cost	**34.7**
Aggregate depreciation	**3.2**

The Company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements.

£17.1m (2005: £17.5m) of land and buildings is secured against certain liabilities of the Company.

Planning permission has been obtained for a vacant property, which has resulted in a £2.5m impairment reverse.

7 Post-retirement benefits continued

The assets in the scheme and the expected rates of return as at 5 August 2006 were:

	2006 UK schemes		2005 UK schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	8.0%	905.8		
Government bonds	4.9%	54.8		
Corporate bonds	5.3%	188.2		
Property	7.0%	161.8		
Other	4.8%	69.8		
Total market value		1,380.4		
Present value of funded pension scheme liabilities		(1,415.2)		
Surplus/(deficit)		(34.8)		
Unfunded pension plans		(31.9)		(20.9)
Post-retirement healthcare		(17.0)		(17.4)
		(83.7)		(38.3)
Related deferred tax asset*		32.9		12.1
Net pension liability		(50.8)		(26.2)

*In 2005 the deferred tax asset was held in debtors greater than one year on the balance sheet.

The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, nor other assets used by, the Group. The expected rates of return on individual categories of scheme assets are determined by reference to relevant industries. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolios.

The effect of retirement benefits calculated in accordance with FRS 17 is included in the financial statements as follows:

Analysis of amount recognised in statement of total recognised gains and losses (STRGL)

	2006 £m	2005 £m
Actual return less expected return on pension scheme assets	23.5	
As a percentage of scheme assets	2%	
Experience gains and losses arising on the scheme liabilities	1.6	1.9
As a percentage of present value scheme liabilities	0%	5%

Movement of surplus during the year

	2006 £m	2005 £m
Deficit at the beginning of the year	(38.3)	(43.7)
Current service cost	(15.7)	(1.5)
Employer contributions	80.0	10.5
Transfers into scheme	(121.1)	
Other finance income	9.0	(2.5)
Actuarial gain/(loss)	2.4	(1.1)
Deficit at the end of the year	(83.7)	(38.3)

8 Share capital

	Ordinary shares	Issued capital £m	Consideration £m
At 1 August 2005	563,561,555	140.9	
Exercise of share options	3,766,798	0.9	27.3
At 5 August 2006	**567,328,353**	**141.8**	**27.3**

	5 August 2006	31 July 2005
Number of ordinary shares issuable under outstanding options	**20,582,309**	23,039,814

The authorised capital at 31 July 2005 and 5 August 2006 consisted of 800,000,000 ordinary shares of 25p each. All issued shares are fully paid.

9 Share premium account and reserves

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
At 31 July 2005 as previously stated	197.5	0.5	180.5	882.1
Prior year adjustment – FRS 20				
Deferred tax credit related thereto				2.6
Prior year adjustment – FRS 21				111.3
At 31 July 2005 as restated	197.5	0.5	180.5	996.0
Transitional adjustment on adoption of FRS 26				1.3
At 1 August 2005	197.5	0.5	180.5	997.3
Premium on allotments	26.6			
Profit for period				600.6
Dividends paid to equity shareholders				(167.0)
Actuarial gain on retirement benefits				2.4
Deferred tax credit related thereto				(0.7)
Revaluation of overseas investments				(16.3)
Share-based payments				9.9
Deferred tax related thereto				1.9
At 5 August 2006	**224.1**	**0.5**	**180.5**	**1,428.1**

	2006 £m	2005 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**1,547.1**	1,000.0
Pension and other retirement benefit liabilities (net)	**(119.0)**	(4.0)
	1,428.1	996.0

The prior year adjustments relate to the adoption of 'FRS 20 Share-based Payment' and 'FRS 21 Events after the Balance Sheet Date'. The Company has taken the exemption not to restate comparative amounts for the adoption of 'FRS 23 The Effects of Changes in Foreign Exchange Rates', 'FRS 25 Financial Instruments: Disclosure and Presentation' and 'FRS 26 Financial Instruments: Measurement'.

The adoption of FRS 20 has resulted in an increase of £2.6m in shareholders' funds at 31 July 2005.

The adoption of FRS 21 has resulted in an increase in shareholders' funds of £111.3m at 31 July 2005 due to the write back of the proposed dividend at 31 July 2005.

The adoption of FRS 23, FRS 25 and FRS 28 did not have an impact on shareholders' funds at 31 July 2005.

The adoption of FRS 26 has resulted in a transitional adjustment of £1.3m on 1 August 2005 relating to the application of fair value accounting for financial instruments. The adoption of FRS 26 has resulted in a decrease in shareholders' funds of £10.6m at 5 August 2006 and an increase in profit for the year ended 5 August 2006 of £11.5m.

The retained profit of the Company represents a profit for the year of £600.6m less dividends payable of £167.0m.

The Company's profit and loss reserve of £1,428.1m includes £716.7m not available for distribution as dividend.

During the year, the Company received £27.5m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £27.3m for the issue of these shares and the balance of £0.2m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the Group. The trust has been included within the Company financial statements.

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www.smiths.com/responsibility





